As filed with the Securities and Exchange Commission on August 3, 2017.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

Elio Motors, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	3711	27-1288581
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2942 North 24th Street, Suite 114-700
Phoenix, AZ 85016
(480) 500-6800 ext.5
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Connie Grennan
Chief Financial Officer

2942 North 24th Street, Suite 114-700
Phoenix, AZ 85016
(480) 500-6800 ext.5
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Dean M. Colucci James T. Seery Leigh S. Krafchek Duane Morris LLP One Riverfront Plaza 1037 Raymond Boulevard, Suite 1800 Newark, NJ 07102-5429 Tel: (973) 424-2020	Fay M. Matsukage Doida Law Group LLC 8480 E. Orchard Road, Suite 2000 Greenwood Village, CO 80111 Tel: (720) 306-1001	Richard Kronthal Scott Olson Andrews Kurth Kenyon LLP 600 Travis Street, Suite 4200 Houston, Texas 77002 Tel: (713) 220-4200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐
			Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for not complying with any new or revised financial accounting provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common stock, $0.01 par value	$100,000,000.00	$11,590.00

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.
(3)	Paid herewith.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 3, 2017

PRELIMINARY PROSPECTUS

             Shares

Elio Motors, Inc.

Common Stock

This is the initial public offering of our Common Stock, $0.01 par value, (“Common Stock”). It is currently estimated that the initial public offering price per share will be between $    and $    . Our Common Stock currently trades on the OTCQX under the symbol “ELIO.”

In connection with this offering we have applied to have our Common Stock listed on the NASDAQ Global Market (the “NASDAQ”) under the symbol “ELIO.” Although we believe we will satisfy NASDAQ listing requirements, no assurance can be given that such listing will be achieved in a timely manner or at all.

On          , 2017, the last reported sale price of our Common Stock on the OTCQX was $   . Quotes on the OTCQX may not be indicative of the market price of our Common Stock on a national securities exchange, including the NASDAQ.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See “Risk Factors” and “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our Common Stock involves a high degree of risk. You should purchase shares of our Common Stock only if you can afford the complete loss of your investment. You should carefully read “Risk Factors” beginning on page 8, for a discussion of the risks you should consider before buying shares of our Common Stock.

The offering is being underwritten on a firm commitment basis. We have granted the underwriters an option to buy up to an additional           shares of Common Stock to cover over-allotments, if any. The underwriters may exercise this option at any time and from time to time during the 30-day period from the date of this prospectus.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Issuer
Per Share	$	$	$
Total	$	$	$
(1)	In addition, we have agreed to reimburse the underwriters for certain expenses. See “Underwriting” on page 90 of this prospectus for additional information regarding underwriting compensation.

Neither the Securities and Exchange Commission nor any State securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about          , 2017 through the book-entry facilities of The Depository Trust Company.

Drexel Hamilton

The date of this prospectus is             , 2017.

The Evolution of the Elio: Prototypes 2-5 and Engineering Vehicle E1-A

Dinkins Dr
Dinkins Dr
Dinkins Dr
General Motors Blvd
General Motors Blvd
General Motors Blvd

Our manufacturing facility in Shreveport, Louisiana

i

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources. Certain information contained in “Business” is based on studies, analyses and surveys prepared by the U.S. Department of Transportation’s Federal Highway Administration, U.S. Environmental Protection Agency Office of Transportation and Air Quality, and the National Independent Automobile Dealers Association. Although we believe these third-party sources are reliable as of their respective dates, neither we nor the underwriters have independently verified the accuracy or completeness of this information. Some data is also based on our good faith estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

Trademarks and Trade Names

From time to time, we own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply, a relationship with us or an endorsement or sponsorship by or of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

Additional Information

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with additional information or information different from that contained in this prospectus filed with the Securities and Exchange Commission (the “Commission”). If anyone provides you with different or inconsistent information, you should not rely on it. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, and the underwriters, are offering to sell, and seeking offers to buy, shares of our Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this document, regardless of the time of delivery of this prospectus or any sale of shares of our Common Stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless otherwise noted, the terms “the Company,” “we,” “us,” and “our” refer to Elio Motors, Inc. The information presented in this prospectus assumes (i) an initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus) and (ii) unless otherwise indicated, that the underwriters do not exercise their option to purchase additional shares of Common Stock.

Our Company

Motivated by the belief that America can engineer and build a high quality, reliable, safe, eco-friendly and affordable vehicle for everyone, engineering veteran Paul Elio founded Elio Motors, Inc. in October 2009. We have a simple mission—we are committed to the American dream, creating American jobs and bringing American automotive ingenuity to every vehicle we build. We are an American vehicle design and manufacturing company committed to providing a fun-to-drive, economical personal transportation alternative that is safe and environmentally friendly.

We believe we are at the forefront of a standalone solution for today’s generation of drivers. Between 80-90% of Americans who drive to work in an automobile in or around a metropolitan area commute to work alone.1 These solo drivers sit in cars big enough for four, six and even eight people. We seek to respond to this inefficiency by producing a vehicle that can cost-effectively supplement these households’ current cars. Leveraging existing automotive technologies through partnerships with whom we believe to be the world’s leading engineering firms and component suppliers, we have designed a revolutionary front engine, front-wheel drive, two-seat, gasoline-powered vehicle with two wheels in the front and one wheel in the rear – the Elio. This outside-the-box design makes the vehicle more aerodynamic while providing significantly higher gas mileage than standard vehicles.

We expect the Elio to have a game-changing impact beyond simply vehicle sales. We anticipate creating thousands of jobs in the United States, positively impacting the environment through lowered engine emissions, reducing the United States’ dependence on foreign and domestic oil, and favorably affecting the trade deficit through the eventual export of vehicles. We expect these secondary results to occur while we are focused on building stable cash flow and providing a return for our investors.

As of March 31, 2017, we had 65,255 reservations for the Elio, which will be for sale initially in the United States market.

The Elio

Fuel Efficiency and Range

Through the ingenuity of a tandem seating design and a three-cylinder motor, the Elio offers up to 84 miles per gallon, or mpg, highway, 49 mpg city and 64 combined mpg. We expect this to keep the operating cost of the Elio below that of many cars currently on the road, which average 23 mpg2. As a result of its fuel efficiency, the Elio has a range of approximately 672 miles, based upon an 8-gallon tank and 84 mpg highway. The Elio’s range is significantly greater than many other vehicles. Gasoline and diesel-powered vehicles, due to their fuel inefficiency, have an average range of 371 miles3. The range of an electric vehicle is typically limited to 60 to 120 miles on a full charge although a few models can go 200 to 300 miles.4 Electric vehicles are further limited by the lack of available charging stations on U.S. roads and highways. Finally, hybrid vehicles have an average range of 510 miles5. Due to its fuel efficiency, we also anticipate that the Elio will provide environmental benefits without the sticker price premium attached to many of today’s environmentally friendly vehicles.

1	McKenzie, Brian. "Who drives to work? Commuting by automobile in the United States: 2013." American Community Survey Reports (2015).
2	www.fueleconomy.gov
3	www.fueleconomy.gov
4	www.fueleconomy.gov
5	www.fueleconomy.gov

Safety

The Elio is engineered to meet the highest automotive safety standards. Each Elio will come equipped with three airbags, a unibody frame and an anti-lock braking system. It is anticipated to operate and handle effectively in a majority of driving conditions. While the Elio is technically classified and regulated as a motorcycle and is not subject to automobile safety standards, the Elio will undergo the rigorous standard safety testing of an automobile in order to put the safest possible vehicle on the road.

Performance

We are engineering the Elio to provide performance on par with several more expensive competitors. The Elio can (i) accelerate from 0 to 60 mph in 10.8 seconds, (ii) decelerate from 60 mph to 0 mph in 104 feet, and (iii) achieve 0.85 lateral g’s. This is comparable to the Toyota Yaris—9.5 seconds, 123 feet and 0.83 lateral g’s,6 and the Chevy Spark—11.3 seconds, 121 feet and 0.82 lateral g’s.7

Made in America

The Elio was motivated by the belief that America can engineer and build a high-quality vehicle intended for the masses. The Elio was conceived and engineered, and will be manufactured, in America. We are targeting 90% North American component content and expect to create approximately 3,000 direct manufacturing jobs (at the Shreveport facility and in the supply base) in the United States. Our made in America approach has the added benefit of eliminating current or potential tariffs or taxes that may be levied on automobile imports.

To support our American mission, we acquired for approximately $26 million the former General Motors light truck assembly and equipment facility in Shreveport, Louisiana in 2013. We have a long-term lease for approximately 31% of the 3.2 million square foot facility, which we plan to use for general assembly, body shop work and painting. Acquisition of the Shreveport facility and associated equipment greatly reduced our start-up costs, particularly when compared to the costs associated with a greenfield production facility.

Single Occupant HOV Lane Access

Elio drivers will be permitted to utilize the High Occupancy Vehicle, or HOV, lane or carpool lanes on roads and highways as a result of our unique three-wheel, two-passenger design. In addition to providing savings on fuel costs, this will offer the opportunity to reduce commuting time by allowing single occupant commuters the benefit of utilizing the HOV lane.

Our Competitive Strengths

The Elio combines features that we believe to be most significant to vehicle consumers including:

•	A Vehicle for the Masses Offering Value at a Compelling Price. With a targeted base price of $7,450 prior to destination/delivery charges, taxes, title, registration and options, we believe the Elio provides mobility for the masses. It is a vehicle within most consumers’ budgets, which can serve as an affordable first or third vehicle for the appropriate market segments. In addition to the low purchase cost, we expect the total cost to operate an Elio to be substantially lower than other available vehicles due largely to its anticipated fuel efficiency. Antilock braking systems (“ABS”), electronic stability control (“ESC”), air conditioning and heat, AM/FM stereo and power windows and power locks all come standard on the Elio and offer a compelling value proposition that appeals to a broad market across the entire income spectrum.
•	Low Execution Risk. In engineering the Elio we focused on limiting the execution risk in production by utilizing existing, proven technology, such as a combustion engine and off-the-shelf components where possible. Additionally, we have revolutionized the option and customization process by moving them out of the manufacturing phase and into customization studios. Instead of manufacturing numerous different versions of each model based on the various available trim and option packages, we have streamlined the manufacturing process to produce only 2 vehicle types: either manual or automatic transmissions. Both types are available in seven different colors, for a total of 14 combinations. As a result, the Elio has only
6	https://www.edmunds.com/toyota/yaris/2017/review/
7	https://www.edmunds.com/chevrolet/spark/2017/review/

483 end parts provided by approximately 60 suppliers. For comparison purposes, a Toyota Camry has approximately 30,000 parts8 and, according to Roush Industries, Toyota relies on over 1,000 suppliers. In addition, the lack of reliance on new or untested technology significantly diminishes pre-commercialization startup costs.

•	Revolutionary Sales, Customization and Delivery Network. Although no sites have been selected yet, we plan to open an average of two stores in each of the top sixty metropolitan markets, offering an Elio-branded experience rather than the traditional dealer network. We plan to strategically locate these retail stores within nine hours of one of our seven customization studios stocked with base model Elios manufactured in our Shreveport facility. We intend for our sales and distribution network to offer a compelling customer experience while achieving operating efficiencies and capturing sales revenues traditional automobile manufacturers do not generally receive in the franchised sales and distribution network model. Our revolutionary ePlus system will offer consumers point-of-sale install options. It will allow them to choose the individualized options and upgrades they want, rather than selecting luxury, standard or deluxe pre-set package systems. We expect that the proximity of our retail stores to our customization studios will allow us to deliver customized vehicles within approximately twenty-four hours of purchase. Finally, we have entered into a memorandum of understanding with ADESA, Inc. (“ADESA”) under which they have agreed to provide the customization studio sites for option installation. We have also agreed with CarsArrive for it to transport vehicles from customization studios to the stores for customer delivery.
•	Experienced Automotive Industry Leadership. We have a board of directors with a combined 127 years of leadership experience in automobile manufacturing, auto parts, and new model launches, which we can leverage. This team includes: James Holden, former President and Chief Executive Officer of DaimlerChrysler Corporation; Kenneth Way, former chairman and chief executive officer of Lear Corporation; and David Schembri, former president of Smart USA.

Our Key Growth Strategies

We have identified the following keys to our success:

•	Established Supply Chain and BOM. We believe the successful launch of the Elio is critical to our ability to capitalize on this opportunity in the automotive industry and fulfill our growing reservation base. We have attracted the best of the global supply base to provide us with the parts required for manufacturing the Elio. We have identified a supplier for every part on the vehicle and have 91% of our required supplier quotes in place already and are in discussions with the remaining suppliers. This support from our suppliers will be critical to Elio’s success. The companies helping us launch our vehicle are the same companies that supply parts to all the major auto manufacturers.
•	Compete in Multiple Market Segments. The Elio’s value proposition will allow it to compete in several market segments. While we believe the Elio will be part of the new car market, we will focus primarily on competing in the used car and clunker markets. Due to the Elio’s lower base price, high fuel efficiency and HOV eligibility, we believe it presents an attractive option that cannot be matched by other currently available vehicles because it is relevant whether a consumer is looking for a new car, used car or Clunker market segment.
•	Used Car Segment. The 2014 Used Car Industry Report published by the National Independent Automobile Dealers Association indicated that for 2013, 41.99 million used vehicles were sold. The 2014 Used Vehicle Market Report prepared by Edmunds.com revealed that the average transaction price for a ten-year old vehicle was $7,689 which is greater than the targeted base price of the Elio. We believe that the Elio presents an attractive alternative to purchasing a used car.
•	Clunker Segment. Of the 258 million vehicles on the road in the U.S. today, 120 million are six to 14 years old or older, or “Clunkers.” This segment consists of drivers who do not want to (or cannot) purchase a substantially better vehicle. Given the low upfront cost of the Elio and its low operating cost, we believe that the Elio will stand out as a newer, low-cost alternative for clunker drivers. If one were to finance the cost of the Elio over six years, and replace a vehicle that achieves 18 mpg or less, the savings on gas from the new Elio would entirely pay for the vehicle.
8	http://www.toyota.co.jp/en/kids/faq/d/01/04/

•	Third Vehicle Segment: As a result of the affordability and fuel efficiency of the Elio, we also believe there is a new motor vehicle market segment, the “third vehicle market,” that will be created. Two-car households will be able to affordably purchase a cost-effective Elio as a convenient option to supplement their current cars. Instead of replacing an existing vehicle, consumers could retain their existing minivan or SUV for family outings but use the fuel efficient and HOV eligible Elio for commuting to work.
•	Build and Leverage Strategic Relationships. Throughout the design and development of the Elio, we have gathered the support of the top suppliers and aftermarket service providers. Our suppliers are anticipated to include Bosch GmbH (“Bosch”)(the largest auto parts supplier in the world), Continental Automotive GmbH (“Continental Automotive”)(the second largest auto parts supplier in the world), Aisin Seiki Global (“Aisin”)(the largest transmission supplier in the world), Comau SpA (“Comau”)(wholly owned by Fiat Chrysler Automobiles N.V. (“Fiat Chrysler”)), Roush ( the largest engineering services supplier in the U.S), IAV Automotive Engineering (“IAV”)(the largest engineering services supplier in Europe) and Guardian Glass (the largest automotive glass supplier in the world). Additionally, we have partnered with Pep Boys (through a memorandum of understanding) to provide aftermarket service on the Elio through its existing base of approximately 7,000 service bays at over 800 service centers in United States and Puerto Rico. These locations cover 90% of the markets in which we anticipate operating.
•	Strategic Expansion of Company and Brand. While we are focused initially on launching the Elio in the United States, once established in the United States, there is significant opportunity for global expansion. We believe the Elio will be in high demand globally due to its affordability and fuel efficiency. In the lead up to the launch of the Elio, we have limited our marketing activities to focus our capital on engineering and development activities. Despite our limited marketing, we have achieved a brand awareness of 6.5%. As we ramp up our marketing efforts, we expect to increase our brand awareness to the levels closer to that of current auto companies. Further brand awareness leading up to production will also drive increased reservations prior to launch.

Recent Developments

On May 31, 2017, we entered into a third amendment to our purchase agreement with RACER Trust pursuant to which our commitment to create 1,500 new jobs by July 1, 2017, has been extended to September 1, 2019.

On May 31, 2017 and July 1, 2017, we entered into forbearance agreements with RACER Trust pursuant to which RACER Trust has agreed to forbear on enforcing the payments due under a promissory note from October 1, 2016 to September 30, 2017. If we receive net proceeds of at least $25 million, in the aggregate from one or more offerings of the Company’s debt or equity securities on or before September 30, 2017, then we must pay to RACER Trust, on or before September 30, 2017, the sum of the unpaid monthly amounts due to RACER Trust under the promissory note. Default interest of 18% per annum will continue accruing until the payments are resumed on October 1, 2017. In addition, the maturity date of the promissory note has been extended from July 1, 2017 to July 31, 2018.

Implications of Being an Emerging Growth Company

As an issuer with less than $1 billion in total annual gross revenues during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act (the “JOBS Act”). An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

•	are not required to obtain an auditor attestation on our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;
•	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);
•	are not required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

•	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;
•	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and
•	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or the Securities Act, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1 billion in annual revenues, have more than $700 million in market value of our Common Stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

Our Corporate Information

We were originally incorporated in Arizona in 2009. We redomesticated our state of incorporation from the State of Arizona to the State of Delaware on May 22, 2017. Our principal executive offices are located at 2942 North 24th Street, Suite 114-700, Phoenix, Arizona 85016, and our telephone number is (480) 500-6800. Our website address is www.eliomotors.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website a part of this prospectus.

The Offering

Common Stock offered by us
          shares.
Common Stock outstanding after this offering
          shares of Common Stock (or shares if the underwriters exercise their option to purchase additional shares of Common Stock in full).
Over-allotment option
The underwriters have an option for a period of 30 days to purchase up to additional shares of our Common Stock to cover over-allotments, if any.
Use of proceeds
We estimate that the net proceeds from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $    million (or approximately $    million if the underwriters exercise their option to purchase additional shares of Common Stock in full) assuming a public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus. We intend to use the net proceeds of this offering for working capital and general corporate purposes, including sales and marketing activities, product development, and capital expenditures. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.
Dividend policy
We do not anticipate paying any cash dividends on our Common Stock at any time in the foreseeable future. See “Dividend Policy.”
Risk factors
You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in shares of our Common Stock.
Listing and trading symbol
We have applied to list our Common Stock on the NASDAQ under the symbol “ELIO.” There can be no assurance that our application will be approved or that our Common Stock will trade on the NASDAQ or any other national securities exchange.

SUMMARY HISTORICAL FINANCIAL AND OTHER DATA

The following tables set forth a summary of our historical financial data as of, and for the periods ended on, the dates indicated. We have derived the statements of operations data for the years ended December 31, 2016 and 2015 from our audited financial statements included elsewhere in this prospectus. The statements of operations data for the three months ended March 31, 2017 and 2016 and the balance sheet data as of March 31, 2017 have been derived from our unaudited financial statements included elsewhere in this prospectus and have been prepared on the same basis as the audited financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation of results as of and for these periods. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the sections in this prospectus entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results for any prior period are not indicative of our future results, and our results for the three months ended March 31, 2017 may not be indicative of our results for the year ending December 31, 2017.

	Three Months Ended		Year Ended
	March 31, 2017	March 31, 2016	December 31, 2016	December 31, 2015
	(unaudited)
Statement of Operations Data:
Costs and expenses:
Engineering, research and development	$897,912	$3,700,641	$20,078,229	$2,085,590
General and administrative	748,372	1,354,878	12,678,489	4,455,831
Sales and marketing	513,006	1,819,354	7,612,179	4,611,306
Asset impairment charges	—	—	—	1,963,448
Total costs and expenses	2,159,290	6,874,873	40,368,897	13,116,175
Loss from operations	(2,159,290)	(6,874,873)	(40,368,897)	(13,116,175)
Interest and other expenses	(2,602,483)	(2,619,399)	(12,350,876)	(9,478,020)
Net loss	$(4,761,773)	$(9,494,272)	$(52,719,773)	$(22,594,195)

Basic loss per share(1)	$(0.18)	$(0.36)	$(1.98)	$(0.90)
Weighted average shares used in calculating loss per share(1)	26,810,586	26,410,717	26,559,566	25,127,495
(1)	See Note 1 to our financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical basic net loss per share and the number of shares used in the computation of the per share amounts.
	As of March 31, 2017	As of December 31,
		2016	2015
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$208,748	$120,206	$6,870,044
Working capital deficit	(42,724,034)	(42,144,011)	(2,325,036)
Total assets	21,776,045	21,847,687	38,536,908
Nonrefundable customer deposits	26,552,160	26,035,436	19,587,800
Long-term debt, net of current portion and discount	11,338,487	12,408,898	19,279,159
Capital sublease obligation	6,295,142	6,295,142	6,022,677
Common stock	62,752,316	61,854,867	55,133,932
Preferred stock	10,921,436	7,330,987	—
Accumulated deficit	(145,906,178)	(141,144,405)	(88,424,632)
Total stockholders’ deficit	(72,232,426)	(71,958,551)	(33,290,700)

RISK FACTORS

Investing in our Common Stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our Common Stock. The occurrence of any of the events or developments described below could have a material adverse effect on our business, financial condition, operating results, and growth prospects. In such an event, the market price of our Common Stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. Certain statements contained in the risk factors described below are forward-looking statements. See “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

We are a development stage company with a limited operating history, which makes evaluating our business and future prospects difficult, and may increase the risk of your investment.

Our limited operating history makes evaluating our business and future prospects difficult, and may increase the risk of an investment in our company. You must consider the risks and difficulties we face as a development stage company with limited operating history. Elio Motors was formed in October 2009. We have not yet produced or delivered our first vehicle and we have not generated any revenues. If we do not successfully address these risks, our business, prospects, operating results and financial condition will be materially and adversely harmed.

The Elio is still in development, and we do not expect to start delivering vehicles to customers until 2019.

The Elio is still in development, and we do not expect to start delivering to customers until 2019. The Elio vehicle requires significant investment prior to commercial introduction, and may never be successfully developed or commercially successful.

We have a history of losses and we expect significant increases in our costs and expenses to result in continuing losses for at least the foreseeable future.

For the fiscal year ended December 31, 2016, we generated a loss of approximately $52.72 million, bringing the accumulated deficit to approximately $141.14 million at December 31, 2016. For the three months ended March 31, 2017, we generated a net loss of approximately $4.76 million, bringing our accumulated deficit to approximately $145.91 million. We anticipate generating a significant loss for the year ending December 31, 2017. The independent auditor’s report on our financial statements includes an explanatory paragraph relating to our ability to continue as a going concern.

We expect significant increases in costs and expenses to result in continuing losses for the foreseeable future. We have not generated any revenues and even if we are able to successfully develop the Elio, there can be no assurance that it will be commercially successful.

We expect the rate at which we will incur losses to increase significantly in future periods from current levels as we:

•	design, develop and manufacture the Elio and its components;
•	develop and equip our manufacturing facility;
•	build up inventories of parts and components for the Elio;
•	open Elio Motors stores;
•	expand our design, development, maintenance and repair capabilities;
•	develop and increase our sales and marketing activities; and
•	develop and increase our general and administrative functions to support our growing operations.

Because we will incur the costs and expenses from these efforts before we receive any revenues with respect thereto, our losses in future periods will be significantly greater than the losses we would incur if we developed the business more slowly. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in increases in our revenues, which would further increase our losses.

We have a significant amount of debt, which is secured by all of our assets, including manufacturing equipment.

As of December 31, 2016, we had outstanding secured loans totaling approximately $29.97 million. Our manufacturing equipment located in our Shreveport, Louisiana, facility has been pledged as collateral to secure the repayment of these loans. If we are unable to repay any of our secured loans, a decision by the lender to foreclose on its security interest would materially and adversely affect our future.

We have a significant working capital deficiency.

At December 31, 2015, our working capital deficit was approximately $2.33 million. This deficit increased to approximately $42.14 million at December 31, 2016.

We may not be able to obtain adequate financing to continue our operations.

The design, manufacture, sale and servicing of vehicles is a capital-intensive business. Currently, we estimate that we need to raise an estimated $376.6 million from new investment (of a total budget of $531.2 million) to reach cashflow positive. This $376.6 million of new investment assumes approximately (a) $110.5 million will be obtained through additional reservation deposits, and (b) sales margin of $44.1 million from our initial customer deliveries of the Elio. To the extent that we do not continue to receive reservation deposits, the amount needed to be raised from new investment will be higher than $376.6 million.

We will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue research, development and design efforts, establish sales centers, improve infrastructure, and make the investments in tooling and manufacturing equipment required to launch the Elio. We cannot be certain that additional funds will be available to us on favorable terms when required, or at all. If we cannot raise additional funds when we need them, our financial condition, results of operations, business and prospects would be materially and adversely affected.

Our proposed budgets are likely to change.

It is difficult to accurately budget for all of our expenses, as we are still in the prototype build phase of development. We plan to build eighteen additional engineering prototypes to simulate manufacturing assembly of components similar to production to assure tooling clearance, integration and buildability of components. Accordingly, it is likely that certain changes will need to be made to the design of the vehicle, the components to be used, the production tooling, and/or the manufacturing process which will impact the budgeted amounts.

In addition, our budgets have been prepared based on understandings with certain suppliers which have not yet been reduced to formal agreements. As we get closer to production, we expect these understandings to be evidenced by formal agreements, but we face the risk that once formalized, these agreements may not provide all of the economic benefits we had anticipated.

If we cannot raise additional funds to meet increased budgets or if our understandings with certain suppliers do not materialize as anticipated, our business and prospects would be materially and adversely affected.

Our application for a loan through the Advanced Technology Vehicles Manufacturing Program may not be successful.

Among the possible sources of funding is a loan through the Advanced Technology Vehicles Manufacturing, or ATVM, Program. We have applied for a loan of approximately $185 million, the proceeds of which would be used to partly fund the purchase and installation of equipment into the Shreveport facility prior to and after the start of production. As of January 15, 2015, the Department of Energy, or DOE, has confirmed that the Company has achieved the technical criteria for the loan. Since January 2015, due diligence has been pending upon the confirmation of our financial backing. While the DOE has acknowledged and seems to be sensitive to our requirements, it has not made any commitments regarding its ability to meet our funding milestones. If we fail to obtain these loan proceeds within the timeframe needed to support our proposed production timetable or not be funded at all, it is likely we will experience significant delays in our production timetable.

Our success is dependent upon consumers’ willingness to adopt three-wheeled, front to back seated two-passenger vehicles.

If we cannot develop sufficient market demand for three-wheeled vehicles, we will not be successful. Factors that may influence the acceptance of three-wheeled vehicles include:

•	perceptions about three-wheeled vehicle comfort, quality, safety, design, performance and cost;
•	the availability of alternative fuel vehicles, including plug-in hybrid electric and all-electric vehicles;
•	improvements in the fuel economy of the internal combustion engine;
•	the environmental consciousness of consumers;
•	volatility in the cost of oil and gasoline; and
•	government regulations and economic incentives promoting fuel efficiency and alternate forms of transportation.

Decline in industry sales volume, particularly in the United States, due to financial crisis, recession, geopolitical events, or other factors could materially adversely affect our business, financial condition, results of operations and cash flow.

Because we, like other manufacturers, have a high proportion of relatively fixed structural costs, relatively small changes in industry sales volume can have a substantial effect on our cash flow and profitability. If industry vehicle sales were to decline to levels significantly below our planning assumption, particularly in the United States, due to financial crisis, recession, geopolitical events, or other factors, the decline could have a substantial adverse effect on our financial condition, results of operations, and cash flow.

Our business may be adversely affected by fluctuations in foreign currency exchange rates, commodity prices, and interest rates.

As a resource-intensive manufacturing operation, we are exposed to a variety of market and asset risks, including the effects of changes in foreign currency exchange rates, commodity prices, and interest rates. We will monitor and manage these exposures as an integral part of our overall risk management program, which will recognize the unpredictability of markets and seek to reduce potentially adverse effects on our business. Nevertheless, changes in currency exchange rates, commodity prices, and interest rates cannot always be predicted or hedged. In addition, because of intense price competition and our high level of fixed costs, we may not be able to address such changes even if foreseeable. As a result, substantial unfavorable changes in foreign currency exchange rates, commodity prices, or interest rates could have a substantial adverse effect on our financial condition and results of operations.

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions.

Our business depends on the economic health and general willingness of our prospective end-customers to make the financial commitments necessary to purchase our products. If the conditions in the U.S. and global economies remain uncertain or continue to be volatile, or if they deteriorate, our business, operating results and financial condition may be materially adversely affected. Economic weakness, end-customer financial difficulties, limited availability of credit and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

Economic, geopolitical, protectionist trade policies, or other events could have a materially adverse effect on our financial condition and results of operations.

With the increasing interconnectedness of global economic and financial systems, a financial crisis, natural disaster, geopolitical crisis, or other significant event in one area of the world can have an immediate and material adverse impact on markets around the world. Concerns persist regarding the overall stability of the European Union, given the diverse economic and political circumstances of individual European currency area (“euro area”) countries. These concerns have been exacerbated by Brexit, which, among other things, has resulted in a weaker sterling versus

U.S. dollar and euro. Further, the United Kingdom may be at risk of losing access to free trade agreements for goods and services with the European Union and other countries, which may result in increased tariffs on U.K. imports and exports that could have an adverse effect on our profitability.

The economic and policy uncertainty on-going in the euro area highlights potential longer-term risks regarding its sustainability. This uncertainty could cause financial and capital markets within and outside Europe to constrict, thereby negatively impacting our ability to finance our business or, if a country within the euro area were to default on its debt or withdraw from the euro currency, or, in a more extreme circumstance, the euro currency were to be dissolved entirely, the impact on markets around the world, and on our potential global business, could be immediate and significant.

In addition, we may in the future have operations in various markets with volatile economic or political environments and pursue growth opportunities in a number of newly developed and emerging markets. These investments may expose us to heightened risks of economic, geopolitical, or other events, including governmental takeover (i.e., nationalization) of our manufacturing facility or intellectual property, restrictive exchange or import controls, disruption of operations as a result of systemic political or economic instability, outbreak of war or expansion of hostilities, and acts of terrorism, each of which could have a substantial adverse effect on our financial condition and results of operations. Further, the U.S. government, other governments, and international organizations could impose additional sanctions that could restrict us from doing business directly or indirectly in or with certain countries or parties, which could include affiliates.

If we are unable to establish and maintain confidence about our liquidity and business prospects among consumers and within our industry, then our financial condition, operating results and business prospects may suffer.

Our vehicles are highly technical products that require maintenance and support. If we were to cease or cut back operations, even years from now, buyers of our vehicles from years earlier might have much more difficulty in maintaining their vehicles and obtaining satisfactory support. As a result, consumers may be less likely to purchase our products now if they are not convinced that our business will succeed or that our service and support and other operations will continue for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. Accordingly, in order to build and maintain our business, we must maintain confidence among customers, suppliers, analysts and other parties in our liquidity and long-term business prospects. Maintaining such confidence may be particularly complicated by certain factors, such as our limited operating history, unfamiliarity with our products, competition and uncertainty regarding the future of three-wheeled vehicles or our other products and services and our quarterly production and sales performance compared with market expectations.

In contrast to some more established auto makers, we believe that, in our case, the task of maintaining such confidence may be particularly complicated by factors such as the following:

•	our limited operating history;
•	our lack of revenues and profitability to date;
•	unfamiliarity with or uncertainty about the Elio and our company;
•	uncertainty about the long-term marketplace acceptance of alternative design vehicles generally, or three wheeled vehicles specifically;
•	the prospect that we will need ongoing infusions of external capital to fund our planned operations;
•	the size of our expansion plans in comparison to our existing capital base and scope and history of operations; and
•	the prospect or actual emergence of direct, sustained competitive pressure from more established auto makers, which may be more likely if our initial efforts are perceived to be commercially successful.

Many of these factors are largely outside our control, and any negative perceptions about our liquidity or long-term business prospects, even if exaggerated or unfounded, would likely harm our business and make it more difficult to raise additional funds when needed.

Terms of subsequent financings may adversely impact existing investments.

We will have to engage in common equity, debt, or preferred stock financings in the near future. The rights and the value of existing investments in our Common Stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of existing investments. Shares of Common Stock which we sell could be sold into any market which develops, which could adversely affect the market price.

We will be almost entirely dependent upon revenue generated from one product in the near-term, and our future success will be dependent upon our ability to design and achieve market acceptance of new vehicle models.

We currently have planned only one vehicle model, which will be available in seven standard colors and two transmission options. In the near term, our revenues will be almost completely dependent on revenue generated from sales of the Elio, with some additional revenue coming from customization options and maintenance servicing. There can be no assurance that we will be able to design future models of vehicles, or develop future services, that will meet the expectations of our customers, or that our future models will become commercially viable.

In addition, historically, automobile customers have come to expect new and improved vehicle models to be introduced frequently. In order to meet these expectations, we may in the future be required to introduce on a regular basis new vehicle models as well as enhanced versions of existing vehicle models. As technologies change in the future for automobiles, we will be expected to upgrade or adapt our vehicles and introduce new models in order to continue to provide vehicles with the latest technology. We have limited experience simultaneously designing, testing, manufacturing and selling vehicles. To date, we have focused our business on the development of a low-cost and high efficiency vehicle and have targeted a relatively narrow consumer group. We will need to address additional markets and expand our customer demographic in order to further grow our business. Our failure to address additional market opportunities could materially harm our business, financial condition, operating results and prospects.

While we have received paid reservations for the Elio vehicle, such reservations may not result in actual sales.

As of March 31, 2017, we had reservations and related deposits for 65,255 Elio vehicles, with $26.55 million of these deposits being non-refundable, and $1.23 million being subject to cancellation upon demand by the customer up until delivery of the vehicle. These reservations secure a customer’s place in line to purchase an Elio. Holders with refundable reservations may cancel their reservations for many reasons, including the customer’s inability to fund the purchase, the customer’s decision to forego the purchase in light of the state of the economy, the customer’s lack of confidence in our long-term viability and our ability to deliver the promised vehicle, the customer’s concern over the ultimate price of the vehicle, including the price of its options, or the potentially long wait from the time a reservation is made until the time the vehicle is delivered. In addition, given the long lead times that we anticipate between current or past customer reservations and delivery on the Elio, there is a heightened risk that customers that have made reservations may not ultimately purchase their vehicles due to potential changes in customer preferences, competitive developments and other factors. If we continue to encounter delays in the introduction of the Elio, we believe that we could experience a significant decrease in reservations and the accompanying loss of funds, holders of refundable reservations requesting the return of their reservation deposits, and damage to the Elio brand. As a result, no assurance can be made that the reservations will ultimately result in the final purchase, delivery, and sale of vehicles, which would harm our financial condition, business, prospects and operating results.

We face significant barriers in our attempt to produce the Elio, and if we cannot successfully overcome those barriers the business will be negatively impacted.

We face significant barriers as we attempt to produce our first mass produced vehicle. We currently have a few drivable early prototypes of the Elio, but do not have a full production intent prototype, a final design, a built-out manufacturing facility or manufacturing processes. The automobile industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing vehicles, long lead times to bring vehicles to market from the concept and design stage, the need for specialized design and development expertise, regulatory requirements and establishing a brand name and image and the need to establish sales and service locations. As a manufacturer and seller of only three-wheeled vehicles, we face a variety of added challenges to entry that a traditional automobile manufacturer would not encounter including additional costs of developing and producing a power train, suspension, chassis and other systems with comparable performance to a traditional, four-wheeled gasoline powered or hybrid vehicle in terms of range and power, inexperience with servicing vehicles, and unproven high-volume customer demand for three-wheeled vehicles. We must successfully overcome these barriers to be successful.

We may experience significant delays in the design, manufacture, launch and financing of the Elio vehicle which could harm our business and prospects.

Any delay in the financing, design, manufacture and launch of the Elio could materially damage our brand, business, prospects, financial condition and operating results. Automobile manufacturers often experience delays in the design, manufacture and commercial release of new vehicle models. We initially announced that we would begin delivering the Elio in 2014, but due to various funding delays, our anticipated delivery date for our first production vehicle has been delayed until 2019. These delays have resulted in additional costs and adverse publicity for our business. We may experience future delays in launching the Elio and any such delays could be significant.

If our vehicles fail to perform as expected, our ability to develop, market and sell our vehicles could be harmed.

Our production vehicles may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. While we have performed extensive internal testing, we currently do not have a frame of reference by which to evaluate the performance of the Elio in the hands of our customers. There can be no assurance that we will be able to detect and fix all defects in the vehicles prior to their sale to consumers. We may experience recalls in the future, which could adversely affect our brand in our target markets and could adversely affect our business, prospects and results of operations. Our vehicles may not perform consistent with customers’ expectations or consistent with other vehicles currently available. For example, the alternative design of our vehicles may not have the durability or longevity of more traditional current vehicles, and may not be as easy to repair as other vehicles currently on the market. Any product defects or any other failure of our vehicles to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

Developments and improvements in alternative technologies such as hybrid engines or full electric vehicles or in the internal combustion engine may materially and adversely affect the demand for the Elio.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways that we do not currently anticipate. If alternative energy engines or low gasoline prices make existing four-wheeled vehicles with greater passenger and cargo capacities less expensive to operate, we may not be able to compete with manufacturers of such vehicles and this could harm our business, prospects, financial condition and operating results.

The automotive market is highly competitive, and we may not be successful in competing in this industry. We currently face competition from established competitors with far greater resources, and expect to face competition from others in the future.

The worldwide automotive market is highly competitive today, particularly for alternative or fuel-efficient vehicles, and we expect it will become even more so in the future. As of the date of this prospectus, no other mass produced, high efficiency gas powered, fully enclosed three-wheeled vehicles were being sold in the United States. However, numerous competitors are providing other three-wheeled, fuel-efficient or low-cost vehicle options, and we expect more competitors to enter these markets within the next several years. We currently face strong competition from established automobile manufacturers such as Ford, Fiat, Nissan, Volkswagen, Chevrolet, BMW, Mitsubishi, Toyota and Honda as well as newer vehicle manufacturers such as Smart and Tesla Motors.

Most of our current and potential competitors have significantly greater financial, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. Virtually all of our competitors have more extensive customer bases and broader customer and industry relationships than we do. In addition, almost all of these companies have longer operating histories and greater name recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively.

We expect competition in our industry to intensify in the future in light of increased demand for efficient and low cost vehicles, continuing globalization and consolidation in the worldwide automotive industry. Factors affecting competition include product quality and features, innovation and development time, pricing, reliability, safety, fuel economy, customer service and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in a further downward price pressure and adversely affect our business, financial condition, operating results and prospects. Our ability to successfully compete in our industry will be fundamental to our future success in existing and new markets and our market share. There can be no assurances that we will be able to compete successfully in our markets. If our competitors introduce new cars or services that compete with or surpass the quality, price or performance of our cars or services, we may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow us to generate attractive rates of return on our investment. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results.

We face risks associated with numerous governmental standards and regulations, which could adversely affect our business and financial condition.

As described under “Business—Government Regulations,” the Elio will need to comply with many governmental standards and regulations relating to vehicle safety, fuel economy, emissions control, noise control, and vehicle recycling, among others. In addition, manufacturing facilities like our Shreveport, Louisiana facility will be subject to stringent standards regulating air emissions, water discharges, and the handling and disposal of hazardous substances. We may incur significant costs in order to remain in compliance with all of these requirements. Should we fail to comply with any standards and regulations, we could be subject to substantial penalties and fines, which could materially adversely affect our business, financial condition and operating results.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The automobile industry experiences significant product liability claims and we face an inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of other future vehicle candidates, which could have material adverse effect on our brand, business, prospects and operating results. Any lawsuit seeking significant monetary damages either in excess of our liability coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

We may be compelled to undertake product recalls, which could adversely affect our business, financial condition and results of operations.

Any product recall in the future may result in adverse publicity, damage our brand and materially adversely affect our business, prospects, operating results and financial condition. Should it be necessary, we may at various times, voluntarily or involuntarily, initiate a recall if any of our vehicles or powertrain components prove to be defective. Such recalls, voluntary or involuntary, involve significant expense and diversion of management attention and other resources, which would adversely affect our brand image in our target markets and could adversely affect our business, financial condition and results of operations.

Our warranty reserves may be insufficient to cover future warranty claims, which could adversely affect our financial performance.

Once in production, we will establish warranty reserves. If our warranty reserves are inadequate to cover future warranty claims on our vehicles, our business, prospects, financial condition and operating results could be materially and adversely affected. Because we have yet to deliver our first production Elio vehicle, we have extremely limited operating experience with our vehicles, and, therefore, little experience with warranty claims for these vehicles or with estimating warranty reserves. We could in the future become subject to a significant and unexpected warranty expense. There can be no assurances that our warranty reserves will be sufficient to cover all claims or that our limited experience with warranty claims will adequately address the needs of our customers to their satisfaction.

We may face regulatory limitations on our ability to sell vehicles directly, which could materially and adversely affect our ability to sell our vehicles.

We will sell our vehicles directly to consumers through Company-owned stores or online. We may not be able to sell our vehicles through this sales model in each state in the United States as some states have laws that may be interpreted to impose limitations on this direct-to-consumer sales model. In certain states in which we are not able to obtain dealer licenses, we plan to open galleries where the Elio may be viewed in person (similar to Tesla studios), but which are not full retail locations.

The application of these state laws to our operations is difficult to predict. Laws in some states will limit our ability to obtain dealer licenses from state motor vehicle regulators and may continue to do so in the future.

In addition, decisions by regulators permitting us to sell vehicles may be subject to challenges by dealer associations and others as to whether such decisions comply with applicable state motor vehicle industry laws. In similar circumstances, Tesla has prevailed in many of these lawsuits and such results reinforce our continuing belief that state laws were not designed to prevent our distribution model. In some states, there have also been regulatory and legislative efforts by vehicle dealer associations to propose bills and regulations that, if enacted, would prevent us from obtaining dealer licenses in their states given our current sales model. A few states have passed legislation that clarifies our ability to operate, but at the same time limits the number of dealer licenses we can obtain or stores that we can operate. Tesla has also filed a lawsuit in federal court in Michigan challenging the constitutionality of the state’s prohibition on direct sales as applied to its business which has a similar distribution model to our business.

Internationally, there may be laws of which we are unaware of in jurisdictions we wish to enter that may restrict our sales or other business practices. Even for those jurisdictions we have analyzed, the laws in this area can be complex, difficult to interpret and may change over time.

Our proposed distribution model is different from the distribution model currently used by most automobile manufacturers.

Our proposed distribution model is not common in the automobile industry today, particularly in the United States. We plan to sell our vehicles in Company-owned stores. This model is relatively new and unproven, especially in the United States, where Tesla is the only company to sell directly to customers. It also subjects us to substantial risk as it requires a significant expenditure to establish Company-owned stores and provides for slower expansion of our distribution and sales systems than may be possible by utilizing a more traditional dealer franchise system. State laws regulate the manufacture, distribution and sale of motor vehicles, and generally require motor vehicle manufacturers and dealers to be licensed in order to sell vehicles directly to consumers in the state. Therefore, we will need to secure dealer licenses to sell directly to consumers. This effort may be time-consuming and costly. Moreover, it will not be possible to obtain a dealer license in all 50 states since a few states presently do not permit motor vehicle manufacturers to be licensed as dealers or to act in the capacity as a dealer, or otherwise restrict a manufacturer’s ability to deliver vehicles. In states where the direct sale of vehicles is prohibited, it is anticipated that we would open and operate galleries, where customers are able to view the Elio vehicles and then would be directed to the Company’s website to complete their purchase. We expect that certain customers may in fact be deterred from purchasing exclusively online, thereby negatively impacting our sales effort. As a result, we do not know whether our Company-owned store strategy will be successful, and, if it is not, it could have a material adverse effect on our financial condition, business prospects and operating results.

Demand in the vehicle industry is highly volatile.

Volatility of demand in the vehicle industry may materially and adversely affect our business prospects, operating results and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods. For example, according to automotive industry sources, sales of passenger vehicles in North America during the fourth quarter of 2008 were over 30% lower than those during the same period in the prior year (https://www.edmunds.com/autoobserver-archive/2009/01/2008-us-auto-sales-are-worst-since-1992.html). Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new start-up manufacturer, we will have less financial resources than more established vehicle manufacturers to withstand changes in the market and disruptions in demand. In the future, demand for the Elio may also be affected by factors directly impacting automobile price or the cost of purchasing and operating automobiles such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower sales and increased inventory, which may result in further downward price pressure and adversely affect our business, prospects, financial condition and operating results. These effects may have a more pronounced impact on our business given our relatively smaller scale and financial resources compared to many incumbent automobile manufacturers.

Our financial results may vary significantly from period-to-period due to the seasonality of our business and fluctuations in our operating costs.

Our operating results may vary significantly from period-to-period due to many factors, including seasonal factors that may have an effect on the demand for our vehicles. Demand for new cars in the automobile industry in general typically decline over the winter season, while sales are generally higher as compared to the winter season during the spring and summer months. We expect sales of the Elio to fluctuate on a seasonal basis with increased sales during the spring and summer months. However, our limited operating history makes it difficult for us to estimate the exact nature or extent of the seasonality of our business. Also, any unusually severe weather conditions in some markets may impact demand for our vehicles. Our operating results could also suffer if we do not achieve revenue consistent with our expectations for this seasonal demand because many of our expenses are based on anticipated levels of annual revenue. As a result of these factors, we believe that quarter-to-quarter comparisons of our operating results will not necessarily be meaningful and that these comparisons cannot be relied upon as indicators of future performance. Moreover, our operating results may not meet expectations of equity research analysts or investors. If this occurs, the trading price of our Common Stock could fall substantially either suddenly or over time, which could have a material adverse effect on our business and financial condition.

If we are unable to attract and/or retain key employees and hire qualified personnel, our ability to compete could be harmed.

The loss of the services of any of our key employees could disrupt our operations, delay the development and introduction of our vehicles and services, and negatively impact our business, prospects and operating results. In particular, we are highly dependent on the services of Paul Elio, our Chief Executive Officer. We have not obtained any “key man” insurance for Mr. Elio.

None of our key employees is bound by an employment agreement or non-compete agreement for any specific term, and we may not be able to successfully attract and retain senior leadership necessary to grow our business. Our future success depends upon our ability to attract and retain executive officers and other key technology, sales, marketing, engineering, manufacturing and support personnel, and any failure to do so could adversely impact our business, prospects, financial condition and operating results.

Litigation or legal proceedings could expose us to significant liabilities and damage our reputation.

We may become party to litigation claims and legal proceedings. Litigation involves significant risks, uncertainties and costs, including distraction of management’s attention away from our current business operations. We evaluate litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Actual outcomes or losses may differ materially from those envisioned by our current estimates. Our policies and procedures require strict compliance by our employees and agents with all United States and local laws and regulations applicable to our business operations, including those prohibiting improper payments to government officials. Nonetheless, there can be no assurance that our policies and procedures will always ensure full compliance by our employees and agents with all applicable legal requirements. Improper conduct by our employees or agents could damage our reputation in the United States and internationally or lead to litigation or legal proceedings that could result in civil or criminal penalties, including substantial monetary fines, as well as disgorgement of profits.

Our election to not opt out of the extended accounting transition period under the JOBS Act may make our financial statements difficult to compare to other companies.

Under the JOBS Act, as an emerging growth company, we can elect to opt out of the extended transition period for any new or revised accounting standards that may be issued by the Public Company Accounting Oversight Board or the Commission. We have elected not to opt out of such extended transition period. This means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, are permitted to use any extended transition period for adoption that is provided in the new or revised accounting standard having different application dates for public and private companies. This may make the comparison of our financial statements with any other public company, which is not an emerging growth company or, if an emerging growth company, has opted out of using the extended transition period, difficult or impossible as different or revised standards may be used.

If we are unable to implement and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected. In addition, because of our status as an emerging growth company, you will not be able to depend on any attestation from our independent registered public accounting firm as to our internal control over financial reporting for the foreseeable future.

When we become a reporting company, the Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and controls over financial reporting. In particular, as a public company, we will be required to perform system and process evaluations and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. We will be required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. However, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the Commission or the date we are no longer an “emerging growth company” as defined in the JOBS Act. Accordingly, you will not be able to depend on any attestation concerning our internal control over financial reporting from our independent registered public accounting firm for the foreseeable future.

Compliance with environmental matters and worker health and safety laws could be costly, and noncompliance with these laws could have a material adverse effect on our operating results, expenses and financial condition.

It is expected that some of our manufacturing operations will use substances regulated under various federal, state, local and international laws governing the environment and worker health and safety, including those governing the discharge of pollutants into the ground, air and water, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated sites. Some of our products are subject to various federal, state, local and international laws governing chemical substances in electronic products. The costs of compliance, including remediating contamination if any is found on our properties and any changes to our operations mandated by new or amended laws, may be significant. We may also face unexpected delays in obtaining permits and approvals required by such laws in connection with our manufacturing facilities, which would hinder our operation of these facilities. Such costs and delays may adversely impact our business prospects and operating results. Furthermore, any violations of these laws may result in substantial fines and penalties, remediation costs, third party damages, or a suspension or cessation of our operations.

If we are unable to manage our growth and expand our operations successfully, our business and operating results will be harmed and our reputation may be damaged.

We have expanded our operations since inception and anticipate that further significant expansion will be required to achieve our business objectives. The growth and expansion of our business and product offerings places a continuous and significant strain on our management, operational and financial resources. Any such future growth would also add complexity to and require effective coordination throughout our organization. To date, we have used the services of third-parties to perform tasks, including engineering. Our growth strategy may entail expanding our group of contractors or consultants to implement these tasks going forward. Because we rely on consultants, effectively outsourcing key functions of our business, we will need to be able to manage these consultants to ensure that they successfully carry out their contractual obligations and meet expected deadlines. However, if we are unable to effectively manage our outsourced activities or if the quality of the services provided by consultants is compromised for any reason, our ability to provide quality products in a timely manner could be harmed, which may have a material adverse effect on our business operating results and financial condition.

To manage any future growth effectively, we must continue to improve and expand our information technology and financial infrastructure, our operating and administrative systems and controls, and our ability to manage headcount, capital and processes in an efficient manner. We may not be able to successfully implement improvements to these systems and processes in a timely or efficient manner, which could result in additional operating inefficiencies and could cause our costs to increase more than planned. If we do increase our operating expenses in anticipation of the growth of our business and this growth does not meet our expectations, our operating results may be negatively impacted. If we are unable to manage future expansion, our ability to provide high quality products could be harmed, which could damage our reputation and brand and may have a material adverse effect on our business, operating results and financial condition.

Our business and prospects depend on the strength of our marketing efforts and our brand. Failure to maintain and enhance our brand would harm our ability to maintain and expand our base of customers.

Maintaining and enhancing our brand is important to maintaining and expanding our base of customers who have a desire to purchase an Elio. This will depend largely on our ability to continue to communicate effectively the latest developments concerning the vehicle. While we may engage in a broader marketing campaign to further promote our brand, this effort may not succeed. Our efforts in developing our brand may be affected by the marketing efforts of our competitors. If we are unable to cost-effectively maintain and increase awareness of our brand, our business, results of operations and financial condition could be harmed. Our brand may be impaired by other factors, including development setbacks. Any inability to effectively police our trademark rights against unauthorized uses by third parties could adversely impact the value of our trademarks and our brand recognition. If we fail to maintain and enhance our brand, or if we need to incur unanticipated expenses to establish our brand in new markets, our operating results would be negatively affected from reduced sales and increased marketing expenses.

Our business may be adversely affected by any disruptions caused by union activities.

It is common for employees at companies with significant manufacturing operations such as us to belong to a union, which can result in higher employee costs and increased risk of work stoppages. Moreover, regulations in some jurisdictions outside of the United States mandate employee participation in industrial collective bargaining agreements and work councils with certain consultation rights with respect to the relevant companies’ operations. Although we work diligently to provide the best possible work environment for our employees, they may still decide to join or seek recognition to form a labor union, or we may be required to become a union signatory. Furthermore, we are directly or indirectly dependent upon companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs, it could delay the manufacture and sale of our products and have a material adverse effect on our business, prospects, operating results or financial condition.

Our products and services are subject to substantial regulations, which are evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and operating results.

Motor vehicles are subject to substantial regulation under international, federal, state, and local laws. We incur, and will incur, significant costs in complying with these regulations, and may be required to incur additional costs to comply with any changes to such regulations. We are subject to laws and regulations applicable to the import, sale and service of automobiles internationally. For example, in countries outside of the United States, we are required to meet vehicle-specific safety standards that are often materially different from requirements in the United States, thus resulting in additional investment into the vehicles and systems to ensure regulatory compliance in those countries. This process may include official review and certification of our vehicles by foreign regulatory agencies prior to market entry, as well as compliance with foreign reporting and recall management systems requirements. Any failure to comply with these regulations could result in substantial fines or penalties, which could have a material adverse effect on our business, financial condition and operating results.

We are subject to various privacy and consumer protection laws.

Our privacy policy is posted on our website, and any failure by us or our vendors or other business partners to comply with it or with federal, state or international privacy, data protection or security laws or regulations could result in regulatory or litigation-related actions against us, legal liability, fines, damages and other costs. We may also incur substantial expenses and costs in connection with maintaining compliance with such laws, in particular data protection laws in the EU, which are currently in a state of transition. Although we take steps to protect the security of our customers’ personal information, we may be required to expend significant resources to comply with data breach requirements if third parties improperly obtain and use the personal information of our customers or we otherwise experience a data loss with respect to customers’ personal information. A major breach of our network security and systems could have negative consequences for our business and future prospects, including possible fines, penalties and damages, reduced customer demand for our vehicles, and harm to our reputation and brand.

We are currently expanding and improving our information technology systems and use security measures designed to protect our systems against breaches and cyber-attacks. If these efforts are not successful, our business and operations could be disrupted and our operating results and reputation could be harmed.

We are currently developing, expanding and improving our information technology systems, including implementing new internally developed systems, to assist us in the management of our business. In particular, our volume production of multiple vehicles will necessitate continued development, maintenance and improvement of our information technology systems in the United States and abroad, which include product data management, procurement, inventory management, production planning and execution, sales, service and logistics, dealer management, financial, tax and regulatory compliance systems. The implementation, maintenance and improvement of these systems require significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving and expanding our core systems as well as implementing new systems, including the disruption of our data management, procurement, manufacturing execution, finance, supply chain and sales and service processes. These risks may affect our ability to manage our data and inventory, procure parts or supplies or manufacture, sell, deliver and service vehicles, or achieve and maintain compliance with, or realize available benefits under, tax laws and other applicable regulations. We also maintain information technology measures designed to protect us against system security risks, data breaches and cyber-attacks.

We cannot be sure that these systems or their required functionality will be effectively implemented, maintained or expanded as planned. If we do not successfully implement, maintain or expand these systems as planned, our operations may be disrupted, our ability to accurately and/or timely report our financial results could be impaired, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results. Moreover, our proprietary information could be compromised and our reputation may be adversely affected. If these systems or their functionality do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

Our insurance strategy may not be adequate to protect us from all business risks.

We may be subject, in the ordinary course of business, to losses resulting from products liability, accidents, acts of God and other claims against us, for which we may have no insurance coverage. While we currently maintain general liability, automobile, property, workers’ compensation, and directors’ and officers’ insurance policies, as a general matter, we do not maintain as much insurance coverage as many other companies do, and in some cases, we do not maintain any at all. Additionally, the policies that we do have may include significant deductibles, and we cannot be certain that our insurance coverage will be sufficient to cover all future claims against us. A loss that is uninsured or which exceeds policy limits may require us to pay substantial amounts, which could adversely affect our business, financial condition and operating results.

Our facilities or operations could be damaged or adversely affected as a result of disasters.

Our manufacturing facility will be located in Louisiana. If major disasters such as hurricanes, floods, or other events occur, or our information system or communications network breaks down or operates improperly, our Shreveport production facility may be seriously damaged, or we may have to stop or delay production and shipment of the Elio. We may incur expenses relating to such damages, which could have a material adverse impact on our business, financial condition and operating results.

We have partnered, through a memorandum of understanding, with Pep Boys to provide aftermarket service on the Elio, which is a vastly different service model from the one typically used in the automotive industry. If we are unable to address the service requirements of our customers our business will be materially and adversely affected.

If we are unable to either successfully address the service requirements of our customers or to otherwise convert this memorandum of understanding into a definitive long-term arrangement, our business and prospects will be materially and adversely affected. In addition, we anticipate the level and quality of the service we provide our Elio customers will have a direct impact on the success of the Elio and our future vehicles. If we are unable to satisfactorily service our Elio customers, our ability to generate customer loyalty, grow our business and sell additional vehicles could be impaired.

Our bill-of-materials cost may exceed our current targeted base price for an Elio.

Our current bill-of-materials (“BOM”) cost and desired profit margin would require a base retail price of $7,526 for the vehicle, which exceeds our current targeted base price of $7,450. Actual BOM costs can vary up or down during vehicle development as engineering changes are made and validated through testing. While we believe that we will be able to bridge this gap through product refinement during vehicle development, supplier negotiation closer to production, and scale economies post-production, we may not be successful as certain costs may be driven by commodity price fluctuations that are beyond our control. This may cause us to increase our base price, which may in turn make purchasing an Elio less attractive. In addition, 36,435 of our reservations have received a “locked” base price of $7,300 and 21,204 have received a “locked” price of $7,000. To the extent that our actual BOM exceeds these “locked” base prices, sales to these reservation holders will likely result in a loss.

Risks Relating to Intellectual Property

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

Our ability to compete effectively is dependent in part upon our ability to protect our proprietary technology. We rely on trademarks, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. There can be no assurance these protections will be available in all cases or will be adequate to prevent our competitors from copying, reverse engineering or otherwise obtaining and using our technology, proprietary rights or products. In order to minimize the cost of bringing the Elio to market, we have chosen not to apply for patents for any of our mechanical innovations related to our development of the Elio. This means that others could develop a vehicle with a similar design and produce a competing product, which could materially adversely affect our business, prospects, financial condition and operating results. There can be no assurance that our competitors will not independently design vehicles that are substantially equivalent or superior to the Elio or design around our proprietary rights. In each case, our ability to compete could be significantly impaired. To prevent substantial unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement and/or misappropriation of our proprietary rights against third parties. Any such action could result in significant costs and diversion of our resources and management’s attention, and there can be no assurance we will be successful in such action. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. If we are unable to protect our intellectual property, it could have a material adverse effect on our business, financial condition and operating results.

Claims by others that we infringe their intellectual property rights could harm our business

Our industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in protracted and expensive litigation for many companies. Third parties may in the future assert claims of infringement of intellectual property rights against us or against our customers or suppliers for which we may be liable. As the number of products and competitors in our market increases and overlaps occur, infringement claims may increase.

Intellectual property claims against us, and any resulting lawsuits, may result in our incurring significant expenses and could subject us to significant liability for damages and invalidate what we currently believe are our proprietary rights. Our involvement in any patent dispute or other intellectual property dispute or action to protect trade secrets and know-how could have a material adverse effect on our business. Adverse determinations in any litigation could subject us to significant liabilities to third parties, require us to seek licenses from third parties and prevent us from manufacturing and selling our products. Any of these situations could have a material adverse effect on our business.

These claims, regardless of their merits or outcome, would likely be time consuming and expensive to resolve and could divert management’s time and attention, any of which could have a material adverse effect on our business and financial condition.

We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs.

Others, including our competitors, may hold or obtain patents, copyrights, trademarks or other proprietary rights that could prevent, limit or interfere with our ability to make, use, develop, sell or market our products and services, which could make it more difficult for us to operate our business. From time to time, the holders of such intellectual property rights may assert their rights and urge us to take licenses, and/or may bring suits alleging infringement or misappropriation of such rights. We may consider entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses could significantly increase our operating expenses. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to cease making, selling or incorporating certain components or intellectual property into the goods and services we offer, to pay substantial damages and/or license royalties, to redesign our products and services, and/or to establish and maintain alternative branding for our products and services. In the event that we were required to take one or more such actions, our business, prospects, operating results and financial condition could be materially and adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention, any of which could have a material adverse effect on our business, financial condition and operating results.

Risks Related to the Investment in our Common Stock

The price of our Common Stock may be volatile, and you could lose all or part of your investment.

The trading price of our Common Stock following this offering may fluctuate substantially and may be higher or lower than the public offering price. This may be especially true for companies, such as ours, with a small public float. The trading price of our Common Stock following this offering will depend on several factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our Common Stock since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our Common Stock include:

•	limited trading volume in the Common Stock;
•	quarterly variations in operating results;
•	involvement in litigation;
•	general financial market conditions;
•	announcements by our competitors;
•	liquidity;
•	ability to raise additional funds;
•	potential delays in production;
•	changes in government regulations; and
•	other events.

In addition, the stock market in general, and the market for startup companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors, as well as general economic, political and market conditions such as recessions or interest rate changes, may seriously affect the market price of our Common Stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. If the market price of our Common Stock after this offering does not exceed the public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, following periods of volatility in the overall market and the market prices of particular companies’ securities, securities class action litigations have often been instituted against these companies. Litigation of this type, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources. Any adverse determination in any such litigation or any amounts paid to settle any such actual or threatened litigation could require that we make significant payments.

The price at which you purchase our Common Stock may not be a reliable indicator of the future market price.

We expect the public offering price to be between $    and $    per share of Common Stock. The last reported sales price of our Common Stock on the OTCQX on          , 2017 was $   . We and the underwriters considered multiple factors in considering the proposed offering price range and such considerations may prove not to be accurate. As a result, the proposed offering price range may not be a reliable indicator of what the market price for our Common Stock may be in the future, and the market price may be less than the public offering price.

The ownership of our Common Stock is concentrated among existing executive officers and directors.

Our executive officers and directors own beneficially, in the aggregate, approximately    % of the outstanding shares of our Common Stock. As a result, they are able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendments to our Certificate of Incorporation, and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of Elio Motors or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

Our issuance of convertible notes, options and warrants could substantially dilute the interests of shareholders and depress the market price for our Common Stock.

Convertible notes in the amount of approximately $1.8 million as of May 31, 2017 are convertible by the holders into shares of our Common Stock at any time prior to their maturity in 2022 at a conversion price equal to $5.98 per share. In addition, we issued to designees of Network 1 Financial Securities, Inc., the placement agent for our convertible note offering, warrants to purchase up to 107,245 shares of Common Stock at $5.98 per share. These warrants are exercisable until December 2020. Warrants to purchase a total of 6,068 shares at $5.98 per share, issued to parties that provided services in connection with our 2015 Regulation A offering, can be exercised until 2019 and 2023. We entered into option agreements with Stuart Lichter that allow him to purchase 1,887,554 shares at $5.56 per share and 58,824 shares at $17.00 per share. These option agreements expire in 2025 and 2021, respectively. We issued warrants to purchase 25,000 shares at $20.00 per share, which are exercisable until November 2021. We also issued 389,000 employee stock options exercisable at $19.68 per share. These employee stock options expire in October 2023. Lastly, we have issued two series of preferred stock that may convert into a total of 531,416 shares of Common Stock. Accordingly, these future issuances of Common Stock could substantially dilute the interests of our existing shareholders and future investors.

The market price of shares of our Common Stock could decline as a result of substantial sales of our Common Stock, particularly sales by our directors, executive officers and significant stockholders, a large number of shares of our Common Stock becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares. After this offering, we will have outstanding shares of our Common Stock, based on the number of shares outstanding as of May 31, 2017. This includes the shares included in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates or existing stockholders.

If securities or industry analysts issue an adverse opinion regarding our stock or do not publish research or reports about our Company, our stock price and trading volume could decline.

The trading market for our Common Stock will depend in part on the research and reports that equity research analysts publish about us and our business. Currently, we do not have any analyst coverage and we may not obtain analyst coverage in the future. If we obtain analyst coverage, we would have no control over such analysts or the content and opinions in their reports. Securities analysts may elect not to provide research coverage of our Company after the closing of this offering, and such lack of research coverage may adversely affect the market price of our Common Stock. The price of our Common Stock could also decline if one or more equity research analysts downgrade our Common Stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business. If one or more equity research analysts cease coverage of our Company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Our management will have discretion in the use of the net proceeds from this offering and may not use the capital in a way which increases the value of your investment.

We currently intend to use the net proceeds of the offering for working capital and general corporate purposes, including sales and marketing activities, product development, and capital expenditures. Our management will have considerable discretion in the application of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of those proceeds. Our management may spend the proceeds in ways that do not improve our operating results or enhance the value of our Common Stock, and you will not have the opportunity to influence management’s decisions on how to use the proceeds from this offering. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may also invest the net proceeds of this offering in a manner that does not produce income or that loses value. Please see “Use of Proceeds” below for more information.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The public offering price of our Common Stock is substantially higher than the net tangible book value per share of our Common Stock immediately after this offering. Therefore, if you purchase our Common Stock in this offering, you will incur an immediate dilution of $    in net tangible book value per share from the price you paid, based on an assumed public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus. In addition, new investors who purchase shares in this offering will contribute approximately    % of the total amount of equity capital raised by us through the date of this offering, but will only own approximately    % of the outstanding equity capital. The exercise of outstanding options and warrants will result in further dilution. In addition, if we raise additional funds by issuing equity securities, our stockholders may experience further dilution. For a detailed description of the dilution that you will experience immediately after this offering, see “Dilution.”

We have never paid cash dividends on our capital stock, and we do not anticipate paying cash dividends in the foreseeable future.

We have never declared or paid any cash dividends on our Common Stock and do not intend to pay any cash dividends in the foreseeable future. In addition, we may enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our Common Stock. We currently intend to retain any future earnings to fund the growth of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. As a result, capital appreciation, if any, of our Common Stock will be the sole source of gain for the foreseeable future.

If an active, liquid trading market for our Common Stock does not develop, you may not be able to sell your shares quickly or at or above the offering price.

An active and liquid trading market for our Common Stock may not develop or be sustained following this offering. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration. You may not be able to sell your shares quickly or at or above the offering price.

If our operating and financial performance in any given period does not meet the guidance that we provide to the public, our stock price may decline.

We may provide public guidance on our expected operating and financial results for future periods. Any such guidance will be comprised of forward-looking statements subject to the risks and uncertainties described in this prospectus and in our other public filings and public statements. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts or if we reduce our guidance for future periods, the market price of our Common Stock may decline as well.

We may not be able to satisfy listing requirements of the NASDAQ to maintain a listing of our Common Stock.

If our Common Stock is listed on the NASDAQ, we must meet certain financial and liquidity criteria to maintain such listing. If we fail to meet any of the NASDAQ’s listing standards, our Common Stock may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our Common Stock from the NASDAQ may materially impair our stockholders’ ability to buy and sell our Common Stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our Common Stock. In addition, the delisting of our Common Stock could significantly impair our ability to raise capital.

We are an “emerging growth company,” and the reduced reporting requirements applicable to emerging growth companies may make our Common Stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Common Stock held by non-affiliates exceeds $700 million, if we issue $1 billion or more in non-convertible debt during a three-year period, or if our annual gross revenues exceed $1 billion. We would cease to be an emerging growth company on the last day of the fiscal year following the date of the fifth anniversary of our first sale of common equity securities under an effective registration statement or a fiscal year in which we have $1 billion in gross revenues (note that the offering of Common Stock pursuant to this prospectus will not result in the sale of securities under an effective registration statement). Finally, at any time we may choose to opt-out of the emerging growth company reporting requirements. If we choose to opt out, we will be unable to opt back in to being an emerging growth company. We cannot predict if investors will find our Common Stock less attractive because we may rely on these exemptions. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our Common Stock and our stock price may be more volatile.

As an emerging growth company, our auditor is not required to attest to the effectiveness of our internal controls.

Our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting while we are an emerging growth company. This means that the effectiveness of our financial operations may differ from our peer companies in that they may be required to obtain independent registered public accounting firm attestations as to the effectiveness of their internal controls over financial reporting and we are not. While our management will be required to attest to internal control over financial reporting and we will be required to detail changes to our internal controls on a quarterly basis, we cannot provide assurance that the independent registered public accounting firm’s review process in assessing the effectiveness of our internal controls over financial reporting, if obtained, would not find one or more material weaknesses or significant deficiencies. Further, once we cease to be an emerging growth company we will be subject to independent registered public accounting firm attestation regarding the effectiveness of our internal controls over financial reporting. Even if management finds such controls to be effective, our independent registered public accounting firm may decline to attest to the effectiveness of such internal controls and issue a qualified report.

Provisions of Delaware law may delay or prevent transactions that would benefit stockholders.

The Delaware General Corporation Law, or DGCL, contains provisions that may have the effect of delaying, deferring or preventing a change of control of the Company. Because of these provisions, persons considering unsolicited tender offers or other unilateral takeover proposals may be more likely to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. As a result, these provisions may make it more difficult for our stockholders to benefit from transactions that are opposed by an incumbent board of directors.

We may issue shares of preferred stock that could adversely affect holders of shares of Common Stock.

Our board of directors has the power, without stockholder approval and subject to the terms of our certificate of incorporation, to set the terms of any classes or series of shares of stock that may be issued, including voting rights, dividend rights, conversion features, preferences over shares of our Common Stock with respect to dividends or upon liquidation, dissolution, or winding up of the business. If we issue shares of preferred stock in the future that have a preference over shares of Common Stock with respect to the payment of dividends or upon liquidation, dissolution or winding up, or if we issue shares of preferred stock with voting rights that dilute the voting power of shares of Common Stock, the rights of holders of Common Stock or the trading price of our Common Stock could be adversely affected.

Future issuances of debt securities, which would rank senior to our Common Stock upon our bankruptcy or liquidation, and future issuances of preferred stock, which could rank senior to our Common Stock for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our Common Stock.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon a potential bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our Common Stock. Because our decision to issue debt securities in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our Common Stock must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return they may be able to achieve from an investment in our Common Stock.

If our shares of Common Stock become subject to the penny stock rules, it would become more difficult to trade our shares.

The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price per share of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not obtain or retain a listing on the NASDAQ and if the price of our Common Stock is less than $5.00 per share, our Common Stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before effecting a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that, before effecting any such transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our Common Stock, and therefore stockholders may have difficulty selling their shares.

FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules described above, the Financial Industry Regulatory Authority, or FINRA, has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative, low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. The FINRA requirements may make it more difficult for broker-dealers to recommend that their customers buy our Common Stock, which may have the effect of reducing the level of trading activity in our Common Stock. As a result, fewer broker-dealers may be willing to make a market in our Common Stock, reducing a stockholder’s ability to resell shares of our Common Stock.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Common Stock may decline.

As a public company, we would be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Further, we will be required to report any changes in internal controls on a quarterly basis. In addition, we would be required to furnish a report by management on the effectiveness of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We will design, implement, and test the internal controls over financial reporting required to comply with these obligations. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of its internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of the Common Stock could be negatively affected. We also could become subject to investigations by the stock exchange on which the securities are listed, the Commission, or other regulatory authorities, which could require additional financial and management resources.

We may be considered a smaller reporting company and will be exempt from certain disclosure requirements, which could make our Common Stock less attractive to potential investors.

Rule 12b-2 of the Securities Exchange Act of 1934, or Exchange Act, defines a “smaller reporting company” as an issuer that is not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:

•	had a public float of less than $75 million as of the last business day of its most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity; or
•	in the case of an initial registration statement under the Securities Act, or the Exchange Act, for shares of its common equity, had a public float of less than $75 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non-affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated public offering price of the shares; or
•	in the case of an issuer whose public float was zero, had annual revenues of less than $50 million during the most recently completed fiscal year for which audited financial statements are available.

As a smaller reporting company, we would not be required and may not include a Compensation Discussion and Analysis section in our proxy statements; we would provide only two years of financial statements; and we would not need to provide the table of selected financial data. We also would have other “scaled” disclosure requirements that are less comprehensive than issuers that are not smaller reporting companies which could make our Common Stock less attractive to potential investors, which could make it more difficult for our stockholders to sell their shares.

We will incur increased costs as a result of operating as a listed public company and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a listed public company, and particularly if at some point in the future we are no longer an “emerging growth company,” we will incur significant legal, accounting and other expenses that we have not incurred in the past. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NASDAQ and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We cannot predict or estimate the amount of additional costs we will incur as a listed public company or the timing of such costs.

We are taxed as a corporation for U.S. federal income tax purposes.

We will pay U.S. federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and will pay state and local income tax at varying rates. Distributions will generally be taxed again as corporate dividends (to the extent of our current and accumulated earnings and profits), and no income, gains, losses, deductions, or credits will flow through to you. In addition, changes in current state law may subject us to additional entity-level taxation by individual states. Because of state budget deficits and other reasons, several states are evaluating ways to subject corporations to additional forms of taxation. We will be subject to a material amount of entity-level taxation, which will result in a material reduction in the anticipated cash flow and after-tax return to our shareholders.

A non-U.S. holder of our Common Stock will be treated as having income that is “effectively connected” with a United States trade or business upon the sale or disposition of our Common Stock unless (i) our Common Stock is regularly traded on an established securities market and (ii) the non-U.S. holder owned not more than 5% of our Common Stock during the applicable testing period.

A non-U.S. holder of our Common Stock generally will incur U.S. Federal income tax on any gain realized upon a sale or other disposition of our Common Stock to the extent our Common Stock constitutes a “United States real property interest,” or USRPI, under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA. A USRPI includes stock in a “United States real property holding corporation.” We are, and expect to continue to be for the foreseeable future, a “United States real property holding corporation.”

Under FIRPTA, a non-U.S. holder is taxed on any gain realized upon a sale or other disposition of a USRPI as if such gain were “effectively connected” with a United States trade or business of the non-U.S. holder. A non-U.S. holder thus will be taxed on such a gain at the same graduated rates generally applicable to U.S. persons. In addition, a non-U.S. holder would have to file a U.S. federal income tax return reporting that gain. A non-U.S. holder that is a foreign corporation and not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such gain.

However, if our Common Stock becomes regularly traded on an established securities market, then gain realized upon a sale or other disposition of our Common Stock will not be treated as gain from the sale of a USRPI, as long as the non-U.S. holder did not own more than 5% of our Common Stock at any time during the five-year period preceding the sale or other disposition or, if shorter, the non-U.S. holder’s holding period for its shares of our Common Stock. At this time, we generally expect our Common Stock will be regularly traded on an established securities market, and so gain realized upon a sale or other disposition of our Common Stock will not be treated as gain from the sale of a USRPI, as long as the non-U.S. holder did not own more than 5% of our Common Stock at any time during the applicable testing period. However, in the event that our Common Stock is not regularly traded on an established securities market, then gain recognized by a non-U.S. holder upon a sale or other disposition of our Common Stock will be subject to tax under FIRPTA.

The tax treatment of corporations or an investment in our Common Stock could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present U.S. federal income tax treatment of corporations, including us, or an investment in our Common Stock, may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of Congress and the President propose and consider substantive changes to the existing U.S. federal income tax laws that affect corporations. Any modification to the U.S. federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet our cash flow needs for operations, acquisitions or other purposes. We are unable to predict whether any of these changes or other proposals will be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our Common Stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including any supplement to this prospectus, includes “forward-looking statements.” To the extent that the information presented in this prospectus discusses financial projections, information or expectations about our business plans, results of operations, products or markets, or otherwise makes statements about future events, such statements are forward-looking. Such forward-looking statements can be identified by the use of words such as “should,” “may,” “intends,” “anticipates,” “believes,” “estimates,” “projects,” “forecasts,” “expects,” “plans” and “proposes.” Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. These include, among others, the cautionary statements in the “Risk Factors” section and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in this prospectus.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, operating results, business strategy, short-term and long-term business operations and objectives. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions, including, but not limited to, the following:

•	overall strength and stability of general economic conditions and of the automotive industry more specifically, both in the United States and globally;
•	changes in consumer demand for, and acceptance of, our products;
•	changes in the competitive environment, including adoption of technologies and products that compete with our products;
•	industry cycles and trends;
•	changes in the price of oil and electricity;
•	changes in laws or regulations governing our business and operations;
•	demographic trends;
•	dependence on key personnel for current and future performance;
•	risks and uncertainties related to our significant indebtedness;
•	our ability to maintain adequate liquidity and financing sources and an appropriate level of debt on terms favorable to our Company;
•	availability of adequate financing on acceptable terms to our customers and suppliers to enable them to enter into or continue their business relationships with us;
•	covenants in the agreements that govern our indebtedness that may limit our ability to take advantage of certain future business opportunities;
•	our ability to design, produce and market future vehicle models;
•	the number of reservations and cancellations for the Elio, and our ability to deliver on those reservations;
•	our ability to utilize net operating loss carryforwards to reduce our future tax liability;
•	failures or security breaches of our information systems;
•	risks relating to the incurrence of legal liability;
•	our ability to realize production efficiencies and to achieve reductions in costs;
•	our ability to maintain quality control over our vehicles and avoid material vehicle recalls;
•	our ability to manage the distribution channels for our products, including our ability to successfully implement our direct to consumer distribution strategy;
•	costs and risks associated with litigation;

•	changes in accounting principles, or their application or interpretation, and our ability to make estimates and the assumptions underlying the estimates, which could have an effect on earnings;
•	interest rates and the credit markets; and
•	other risks described from time to time in periodic and current reports that we file with the Commission.

This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative, but not exhaustive. New risk factors and uncertainties not described here or elsewhere in this prospectus, including in the sections of this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” may emerge from time to time. Moreover, because we operate in a very competitive and rapidly changing environment, it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. The forward-looking statements are also subject to the risks and uncertainties specific to our Company, including but not limited to the fact that we have limited operating history, have not yet begun producing or delivering our first vehicle, have no current revenue, and have limited number of management and other staff. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements.

This prospectus contains estimates and statistical data that we obtained from industry publications and reports. These publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information, and you are cautioned not to give undue weight to such estimates. Although we believe the publications are reliable, we have not independently verified their data. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect.

Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the Common Stock that we are offering will be approximately $    million (or $    million if the underwriters exercise their over-allotment option to purchase additional shares in full), assuming an public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed public offering price of $ would increase (decrease) the net proceeds to us from this offering by $    million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $    million, assuming the assumed public offering price stays the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

The principal purpose of this offering is to obtain additional capital to support our operations, to create a public market for our Common Stock and to facilitate our future access to the public equity markets. We currently intend to use the net proceeds we receive from this offering primarily for: (a) repayment of CH Capital Lending and interest payments to RACER Trust in the amount of approximately $1.25 million and $2.60 million, respectively; (b) engineering design and development; (c) production tooling and related capital expenditures; and (d) working capital and general corporate purposes. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

The amounts and timing of our actual expenditures, including expenditures related to engineering design and development and production tooling will depend on numerous factors, including the status of our product development efforts, our sales and marketing activities, the amount of cash generated or used by our operations, competitive pressures and other factors described under “Risk Factors” in this prospectus. Other than the amounts dedicated to debt repayment, we therefore cannot estimate the amount of net proceeds to be used for the purposes described above. As a result, we may find it necessary or advisable to use the net proceeds for other purposes. Our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds from this offering.

MARKET FOR COMMON STOCK

Our common stock is quoted on the OTCQX under the symbol “ELIO.” Our Common Stock was not traded during the year ended December 31, 2015. We have applied for listing of our common stock on the Nasdaq Global Market. Although we believe we will satisfy NASDAQ listing requirements, no assurance can be given that such listing will be achieved in a timely manner or at all.

The following table sets forth the range of the high and low bid quotations of our Common Stock for the last six fiscal quarters, as reported by the OTCQX. The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Year Ended December 31, 2016
	High	Low
First Quarter ended March 31, 2016	$75.00	$14.00
Second Quarter ended June 30, 2016	$24.82	$13.01
Third Quarter ended September 30, 2016	$21.70	$19.05
Fourth Quarter ended December 31, 2016	$20.00	$11.70
	Year Ended December 31, 2017
	High	Low
First Quarter ended March 31, 2017	$12.75	$5.75
Second Quarter ended June 30, 2017	$8.00	$6.00
Third Quarter (through August 2, 2017)	$6.33	$4.00

On August 2, 2017, the closing price as reported on the OTCQX of our common stock was $4.50.

Holders of Common Stock

As of August 1, 2017, we had approximately 6,391 record holders of our Common Stock according to the books of our transfer agent.

Dividends

We have not declared or paid any cash or other dividends on the Common Stock and have no intention of doing so in the foreseeable future. See “Risk Factors” and “Dividend Policy.”

DIVIDEND POLICY

We have never declared or paid cash dividends on our Common Stock since our incorporation in 2009. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends on our Common Stock in the foreseeable future. We may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our Common Stock. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and capitalization as of March 31, 2017 on:

•	an actual basis;
•	a pro forma basis to reflect (1) the conversion of convertible notes and accrued interest in the aggregate amount of $8,778,315 into 1,467,946 shares of Common Stock, (2) the reclassification of $20,666,189 and $7,777,713 of principal and accrued interest, respectively, on the RACER note from current to long-term debt, and (3) the reversal of $7.5 million in general and administrative expenses as a result of the extension of the jobs credit to September 1, 2019 (the “Debt Restructure”); and
•	a pro forma as adjusted basis to reflect our receipt of the net proceeds from our sale of shares of Common Stock in this offering at an assumed public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us (“Offering Completion”).

The pro forma information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing as well as our actual expenses. You should read this table together with “Selected Financial Data,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of March 31, 2017
	Actual	Pro Forma for Debt Restructure	Pro Forma for Offering Completion(1)
Cash	$208,748	$208,748	$
Current portion notes payable, net of discounts and deferred loan costs	29,693,903	—
Current portion capital sublease obligation	748,031	748,031
Long-term debt, net of current portion, discount and deferred loan costs	14,477,455	36,743,141
Capital sublease obligation, net of current portion	8,679,001	8,679,001
Common Stock, $0.01 par value, 100,000,000 shares authorized, 26,857,412 shares issued and outstanding, actual; 28,325,328 shares issued and outstanding, pro forma; [•] shares issued and outstanding, pro forma as adjusted	62,752,316	71,530,631
Preferred Stock, $0.01 par value, 10,000,000 shares authorized, 531,416 shares issued and outstanding	10,921,436	10,921,436		10,921,436
Accumulated deficit	(145,906,178)	(141,583,447)
Total stockholders’ (deficit) equity	(72,232,426)	(59,131,380)
Total capitalization	$(18,634,036)	$(12,961,207)	$
(1)	Each $1.00 increase (decrease) in the assumed public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the pro forma as adjusted amount of each of cash, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $ million, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

The number of shares in the table above excludes:

•	389,000 shares of Common Stock issuable upon the exercise of stock options granted on October 11, 2016, at an exercise price of $19.68 per share;
•	1,489,620 shares of Common Stock reserved for future issuance under our 2016 Incentive and Nonstatutory Stock Option Plan;
•	2,084,691 shares of Common Stock issuable upon exercise of outstanding warrants and options;
•	299,495 shares of Common Stock issuable upon conversion of approximately $1,790,980 in aggregate principal amount of our convertible notes as of May 31, 2017; and
•	531,416 shares of Common Stock issuable upon conversion of outstanding shares of Series C and Series D Convertible Preferred Stock.

DILUTION

If you invest in our Common Stock in this offering, your ownership interest will immediately be diluted to the extent of the difference between the amount per share paid by purchasers of shares of our Common Stock in this public offering and the pro forma as adjusted net tangible book value per share of our Common Stock immediately after this offering. Dilution results from the fact that the per share offering price of our Common Stock is substantially in excess of the book value per share attributable to the Common Stock held by existing equityholders.

As of March 31, 2017, our historical net tangible book value was approximately $(83.88 million), or $(3.12) per share of our Common Stock. Historical net tangible book value per share represents the amount of our total tangible assets less our total liabilities and preferred stock, divided by the number of shares of our Common Stock outstanding as of March 31, 2017. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our Common Stock outstanding as of March 31, 2017, after giving effect to (i) the conversion of $1,955,000 of principal and $174,095 of accrued interest from Tier 1 Convertible Subordinated Notes into 356,036 shares of Common Stock by a director and stockholder of the Company at a conversion price of $5.98 per share; (ii) the conversion of $6,484,000 of principal and $165,219 of accrued interest from Convertible Unsecured Notes into 1,111,910 shares of Common Stock by directors and stockholders of the Company at a conversion price of $5.98 per share; (iii) [the issuance of 33,445 shares of Common Stock in a private placement to a director and shareholder of the Company at $5.98 per share; and the conversion of convertible notes and accrued interest in the aggregate amount of $8,778,315 into 1,467,946 shares of Common Stock and (ii) our sale of shares of our Common Stock in this offering at an assumed public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Our pro forma net tangible book value as of March 31, 2017 would have been approximately $    , or approximately $    per share of our Common Stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $    per share to existing stockholders and an immediate dilution of $    per share to new investors purchasing shares of our Common Stock in this offering. The following table illustrates this dilution:

Assumed public offering price per share		$
Historical net tangible book value per share as of March 31, 2017	$
Pro forma increase per share attributable to new investors in this offering
Pro forma net tangible book value per share after this offering
Dilution per share to new investors in this offering		$

Each $1.00 increase (decrease) in the assumed public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value by $    per share and the dilution in pro forma net tangible book value per share to new investors in this offering by $    per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us would increase our pro forma net tangible book value by $    per share and decrease the dilution to new investors in this offering by approximately $    per share, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. Similarly, a decrease of 1.0 million shares in the number of shares offered by us would decrease our pro forma net tangible book value by $    per share and increase the dilution to new investors in this offering by approximately $    per share, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option to purchase additional shares of our Common Stock in full in this offering, the pro forma net tangible book value after the offering would be $    per share, the increase in pro forma net tangible book value per share to existing stockholders would be $    per share and the dilution per share to new investors would be $    per share, in each case assuming a public offering price of $    per share, the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes, on the pro forma basis described above, as of March 31, 2017 the total number of shares of Common Stock purchased from us, the total consideration paid to us, and the average price per share paid to us by existing stockholders and by new investors purchasing shares in this offering at the assumed public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration			Average Price Per Share
	Number	Percent	Amount		Percent
Existing stockholders	26,857,412	%		$62,752,316	%		$2.33
New investors
Total		100%	$		100%	$

The foregoing tables and discussion exclude:

•	389,000 shares of Common Stock issuable upon the exercise of stock options granted on October 11, 2016, at an exercise price of $19.68 per share;
•	1,489,620 shares of Common Stock reserved for future issuance under our 2016 Incentive and Nonstatutory Stock Option Plan;
•	2,084,691 shares of Common Stock issuable upon exercise of outstanding warrants;
•	299,495 shares of Common Stock issuable upon conversion of approximately $1,790,980 in aggregate principal amount of our convertible notes as of May 31, 2017; and
•	531,416 shares of Common Stock issuable upon conversion of outstanding shares of Series C and Series D Convertible Preferred Stock.

If the underwriters exercise their over-allotment option to purchase additional shares of our Common Stock in full, the percentage of shares of Common Stock held by existing stockholders will decrease to approximately    % of the total number of shares of our Common Stock outstanding after this offering, and the number of shares held by new investors will increase to    , or approximately    % of the total number of shares of our Common Stock outstanding after this offering.

To the extent that any of the outstanding options to purchase shares of our Common Stock are exercised, new investors will experience further dilution. If all of such outstanding options had been exercised as of March 31, 2017, the pro forma net tangible book value per share would be $    , and total dilution per share to new investors would be $    . In addition, we may issue additional shares of Common Stock, other equity securities or convertible debt securities in the future, which may cause further dilution to new investors in this offering.

If the underwriters exercise their over-allotment option to purchase additional shares of our Common Stock in full:

•	the percentage of shares of Common Stock held by existing stockholders will decrease to approximately % of the total number of shares of our Common Stock outstanding after this offering; and
•	the number of shares held by new investors will increase to, or approximately % of the total number of shares of our Common Stock outstanding after this offering.

SELECTED FINANCIAL DATA

The following tables set forth our selected financial data as of, and for the periods ended on, the dates indicated. We have derived the statements of operations data for the years ended December 31, 2016 and 2015 from our audited financial statements included elsewhere in this prospectus. The statements of operations data for the three months ended March 31, 2017 and 2016 and the balance sheet data as of March 31, 2017 have been derived from our unaudited financial statements included elsewhere in this prospectus and have been prepared on the same basis as the audited financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation of results as of and for these periods. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the sections in this prospectus entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results for any prior period are not indicative of our future results, and our results for the three months ended March 31, 2017 may not be indicative of our results for the year ending December 31, 2017.

	Three Months Ended		Year Ended
	March 31, 2017	March 31, 2016	December 31, 2016	December 31, 2015
	(unaudited)
Statement of Operations Data:
Costs and expenses:
Engineering, research and development	$897,912	$3,700,641	$20,078,229	$2,085,590
General and administrative	748,372	1,354,878	12,678,489	4,455,831
Sales and marketing	513,006	1,819,354	7,612,179	4,611,306
Asset impairment charges	—	—	—	1,963,448
Total costs and expenses	2,159,290	6,874,873	40,368,897	13,116,175
Loss from operations	(2,159,290)	(6,874,873)	(40,368,897)	(13,116,175)
Interest and other expenses	(2,602,483)	(2,619,399)	(12,350,876)	(9,478,020)
Net loss	$(4,761,773)	$(9,494,272)	$(52,719,773)	$(22,594,195)

Basic loss per share(1)	$(0.18)	$(0.36)	$(1.98)	$(0.90)
Weighted average shares used in calculating loss per share(1)	26,810,586	26,410,717	26,559,566	25,127,495
(1)	See Note 1 to our financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical basic net loss per share and the number of shares used in the computation of the per share amounts.
	As of March 31, 2017	As of December 31,
		2016	2015
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$208,748	$120,206	$6,870,044
Working capital deficit	(42,724,034)	(42,144,011)	(2,325,036)
Total assets	21,776,045	21,847,687	38,536,908

Nonrefundable customer deposits	26,552,160	26,035,436	19,587,800
Long-term debt, net of current portion and discount	11,338,487	12,408,898	19,279,159
Capital sublease obligation	6,295,142	6,295,142	6,022,677
Common stock	62,752,316	61,854,867	55,133,932
Preferred stock	10,921,436	7,330,987	—
Accumulated deficit	(145,906,178)	(141,144,405)	(88,424,632)
Total stockholders’ deficit	(72,232,426)	(71,958,551)	(33,290,700)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and operating results together with our financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus. The last day of our fiscal year is December 31. Our fiscal quarters end on March 31, June 30, September 30, and December 31, and our current fiscal year will end on December 31, 2017.

Overview

Since our incorporation in October 2009, we have been engaged primarily in the design and development of the Elio, and we obtained loans, investments and reservations to fund that development. We are considered to be a development stage company, since we devote substantially all of our efforts to the establishment of our business and planned principal operations have not commenced. We completed the initial design for the Elio in December 2012. In 2013, we began accepting reservations for the Elio, purchased manufacturing equipment, built two prototypes and secured a manufacturing facility. During 2014, we sourced suppliers and services providers, built two prototypes and applied for the ATVM loan (described below). In 2015, we built an additional prototype, engaged in a convertible subordinated note offering, and filed an offering statement with the Commission under Regulation A, which was approved on November 20, 2015 and closed February 16, 2016 after successfully raising approximately $15.82 million, net of offering costs. During 2016, we continued engineering design and development, created the initial bill of materials, built three engineering prototypes, obtained a partial release of reservation deposits from a credit card processing company and pursued additional equity funding.

Cash investment has totaled approximately $27.17 million, net of related expenses, from incorporation through March 31, 2017 and loans have totaled approximately $47.33 million from incorporation through March 31, 2017. We have also obtained reservation deposits from persons desiring to reserve an Elio totaling approximately $27.78 million through March 31, 2017.

While we have raised significant amounts of funding since the inception of our company, designing and launching the production of a vehicle is highly capital-intensive. We have encountered delays with respect to our development schedule in the past, due primarily to delays in funding. These funding delays also resulted in our having to obtain extensions from our lenders and lessor.

As described in this prospectus, we are continuing to make progress with respect to the Elio’s development, despite the lack of sufficient cash, due to (1) public support and acceptance of the Elio, as evidenced by the successful crowdfunded Regulation A offering and reservation deposits, and (2) the commitment of persons closely connected to the Company, such as Stuart Lichter. Subsequent to year-end 2016, Mr. Lichter converted over $8.5 million of loans and accrued interest into shares of Common Stock, extended the maturity dates of other loans to July 2018 and January 2019, and purchased 100,335 shares of Common Stock for $600,000. He also controls CH Capital Lending and Shreveport Business Park, which have extended and/or deferred payment terms and waived fees.

In May 2017, we amended our agreement with RACER Trust pursuant to which our commitment to create 1,500 jobs by July 1, 2017 has been extended to September 1, 2019. This commitment carries a penalty of $5,000 for each full-time, permanent direct job that falls below the 1,500 target. We have recorded a current liability of $7.5 million as of December 31, 2016, but we will make the appropriate adjustment to our balance sheet as of June 30, 2017. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Subsequent Events” for additional information.

Operating Results

We have not yet generated any revenues and do not anticipate doing so until the first half of 2019.

Three Months Ended March 31, 2017 Compared to Three Months Ended March 31, 2016.

Operating expenses for the three months ended March 31, 2017 decreased by 69% to approximately $2.16 million, compared to approximately $6.87 million for the comparable 2016 period, primarily as a result of a lack of available funding for the three months ended March 31, 2017.

Engineering, research and development costs decreased approximately $2.8 million, or 76%, to approximately $0.90 million from approximately $3.70 million for the three months ended March 31, 2016. This decrease was primarily the result of: (1) an approximately $2.5 million decrease in engineering, design and development; and (2) an approximately $0.1 million decrease in payroll and payroll related expenses due to several employees going on furlough effective January 1, 2017

General and administrative expenses decreased approximately $0.60 million, or 45%, to approximately $0.75 million from approximately $1.35 million during the same period in 2016. The decrease was primarily the result of: (1) an approximately $0.12 million decrease in common area maintenance, insurance and property taxes associated with the terms of the Shreveport capital lease; (2) an approximately $0.40 million decrease in professional service fees as a result of a lack of available funding; and (3) an approximately $0.04 million decrease in payroll and payroll related expenses due to several employees going on furlough effective January 1, 2017.

Sales and marketing expenses decreased $1.3 million, or 72%, to approximately $0.51 million from approximately $1.82 million for the three months ended March 31, 2016 as a result of: (1) an approximately $1.06 million decrease in social media, television and print advertisements; (2) an approximately $0.13 million decrease in tour related expenses; (3) an approximately $0.05 million decrease in labor due to several employees going on furlough effective January 1, 2017; and (4) an approximately $0.01 million decrease in press release fees.

Interest expense increased to $2.97 million, or 57%, during the three months ended March 31, 2017, as compared to approximately $1.89 million for the three months ended March 31, 2016. This increase was primarily due to a $1.2 million increase in accrued interest on the subordinated promissory note to RACER Trust.

As a result, our net loss for the three months ended March 31, 2017 decreased 50% to approximately $4.76 million compared to approximately $9.49 million during the comparable 2016 period. Our accumulated deficit was approximately $145.91 million as of March 31, 2017.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015.

Operating expenses for the year ended December 31, 2016 increased 208% to $40.37 million, from approximately $13.12 million for the year ended December 31, 2015.

Engineering, research and development costs increased approximately $18.0 million, or 863%, to approximately $20.08 million for the year ended December 31, 2016 compared to approximately $2.08 million for the year ended December 31, 2015. This increase was primarily the result of: (1) an approximately $6.1 million increase in soft tooling and expenses related to the prototype builds for testing and validation purposes; (2) an approximately $10.6 million increase in ongoing engineering, design and development; (3) an approximately $0.50 million increase in payroll and payroll related expenses due to an increase in engineering and development staff; and (4) an approximately $0.20 million increase in engineering software charges.

General and administrative expenses increased approximately $8.2 million, or 185%, to approximately $12.68 million for the year ended December 31, 2016 compared to approximately $4.46 million for the year ended December 31, 2015. This increase is primarily attributable to: (1) a one-time charge of $7.5 million resulting from our agreement with RACER Trust to create 1,500 new jobs by July 1, 2017; (2) an approximately $0.09 million increase in insurance expense; (3) an approximately $0.70 million increase in guarantee expense related to warrants issued to a director and stockholder as consideration for a personal guarantee to induce PayPal to release $4 million of restricted funds; (4) an approximately $0.26 million increase in payroll and payroll related expenses due to the increase in personnel; and (5) an approximately $0.84 million increase in legal and consulting fees resulting from increased financial reporting requirements and investor relations as a result of the Regulation A offering and our listing of the Common Stock on the OTCQX, offset by an approximately $1.3 million decrease in common area maintenance, insurance, and property taxes associated with the terms of the Shreveport capital lease.

Sales and marketing expenses increased $3.0 million, or 65%, to approximately $7.61 million for the year ended December 31, 2016 compared to approximately $4.61 million for the year ended December 31, 2015. This increase was a result of: (1) an approximately $2.1 million increase in social media, television and print advertisements; (2) an approximately $0.21 million increase in press release fees; (3) an approximately $0.13 million increase in credit card processing fees; (4) an approximately $0.10 million increase in promotion related expenses; and (5) an approximately $0.28 million increase in payroll and related expenses due to an increase in sales and marketing staff.

Interest expense increased by 5% to approximately $11.51 million during the year ended December 31, 2016, as compared to approximately $10.92 million for the prior year. This increase was primarily due to an approximately

$1.7 million increase in interest expense related to the amortization of deferred loan costs and the beneficial conversion feature of the Tier 1 and Tier 2 Convertible Subordinated Notes, using the effective interest method; and an approximately $0.18 million increase in accrued interest on the Tier 1 and Tier 2 Convertible Subordinated Notes issued during 2015, offset by the cessation of default interest charges at 18% per annum on the subordinated promissory note to RACER Trust beginning January 1, 2016.

As a result, our net loss for the year ended December 31, 2016 increased 133% to approximately $52.72 million as compared to a net loss of approximately $22.59 million for the comparable 2015 period. Our accumulated deficit was approximately $141.14 million as of December 31, 2016.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014.

Operating expenses for the year ended December 31, 2015 decreased to approximately $13.12 million, or 12%, from approximately $14.98 million during the year ended December 31, 2014.

Engineering, research and development costs decreased $3.4 million, or 62%, to approximately $2.09 million for the year ended December 31, 2015 compared to approximately $5.47 million for the year ended December 31, 2014. This decrease was a result of an approximately $4.1 million decrease in ongoing engineering, design and development as a result of a lack of funding; offset by an approximately $0.71 million increase in expenses related to a prototype build.

General and administrative expenses decreased approximately $0.79 million, or 15%, to approximately $4.46 million for the year ended December 31, 2015 compared to approximately $5.25 million for the year ended December 31, 2014. This decrease was primarily a result of: (1) an approximately $1.23 million decrease in consulting expenses related primarily to state and federal lobbying fees; and (2) an approximately $0.36 million decrease in travel expenses; offset by (1) an approximately $0.52 million increase in common area maintenance, insurance, and property taxes associated with the terms of the Shreveport capital lease; (2) an approximately $0.11 million increase in payroll and payroll related expenses due to an increase in accounting personnel; (3) an approximately $0.10 million increase in professional fees; and (4) an approximately $0.1 million increase in insurance expense.

Sales and marketing expenses increased approximately $0.35 million, or 8%, to approximately $4.61 million for the year ended December 31, 2015 compared to approximately $4.26 million for the year ended December 31, 2014. The increase was primarily a result of: (1) an approximately $0.16 million increase in payroll and payroll related expenses due to an increase in marketing personnel; (2) an approximately $0.10 million increase in press release fees; and (3) an approximately $0.41 million increase in travel expenses related to the Elio tour team; offset by (1) an approximately $0.15 million decrease in promotion expenses; (2) an approximately $0.10 million decrease in promotion space rental expense; (3) an approximately $0.05 million decrease in labor expenses paid to the Elio tour team; and (4) an approximately $0.02 million decrease in advertising expense.

Interest expense increased by 8% to approximately $10.92 million during the year ended December 31, 2015, as compared to approximately $10.07 million during the prior year. This increase was due to an increase in the accrued interest on the Shreveport capital lease and the issuance of the Tier 1 and Tier 2 Convertible Subordinated Notes during 2015.

As a result, our net loss for the year ended December 31, 2015 decreased approximately 8% to approximately $22.59 million as compared to approximately $24.59 million for the comparable 2014 period. Our accumulated deficit was approximately $88.42 million as of December 31, 2015.

Capital Requirements and Sources of Liquidity

Background

Our engineering, development, testing, tooling and manufacturing activities will require us to make significant operating and capital expenditures. The amount and allocation of future capital expenditures will depend upon a number of factors, including our cash flows from operating, investing and financing activities, and our ability to execute our engineering, testing and development program. We will periodically review our capital expenditure budget to assess changes in current and projected cash flows, engineering, testing and development activities, capital raising activities, and other factors. If we are unable to obtain funds when needed or on acceptable terms, we may not be able to finance the capital expenditures necessary to complete our engineering, development, tooling, and/or manufacturing activities.

Following the closing of this offering, we believe that the proceeds will provide us with sufficient liquidity to build and test additional prototypes and kick-off long lead production equipment and hard tooling in connection with our total budget through being cashflow positive of $531.2 million. Including the proceeds of this offering, we currently estimate we need to raise approximately $376.6 million of new investment to fund production activities. This amount is exclusive of approximately (a) $110.5 million which we assume will be obtained through additional reservation deposits and (b) sales margin of $44.1 million which we assume will result from our initial customer deliveries of the Elio. We note that as we are in the prototype build stage of development, the amount that we need to raise may change. We cannot assure you that operating and other needed capital will be available on acceptable terms or at all. In the event the amount of capital required is greater than the amount we have available for engineering, development, testing and tooling at that time, we could be required to reduce the expected level of capital expenditures and/or seek additional capital. If we require additional capital for those or other reasons, we may seek such capital through joint venture partnerships, strategic relationships, traditional borrowings, public or private offerings of debt and equity securities or other means. We cannot assure you that needed capital will be available on acceptable terms or at all. If we are unable to obtain funds when needed or on acceptable terms, we may be required to curtail our planned engineering, development, testing, tooling, and/or manufacturing development, which could impede our growth plans and result in a loss of vehicle reservations and deposits.

March 31, 2017. As of March 31, 2017, we had approximately $0.21 million in cash and a working capital deficit of approximately $42.72 million compared to approximately $0.12 million in cash and a working capital deficit of approximately $42.14 million at December 31, 2016. The increase in the working capital deficit was due primarily to a $1.5 million increase in the current portion of notes and related party notes payable, offset by a $1.0 million decrease in accrued interest due to the conversion of lease payments on the Shreveport Capital lease to Series D Convertible Preferred Shares in January 2017.

Through March 31, 2017, the Company received advances totaling approximately $6.48 million from directors and significant stockholders of the Company, as evidenced by Convertible Unsecured Notes. The notes were convertible into shares of our common stock at any time prior to their maturity in 2022 at a conversion price equal to $15.00 per share. Interest of 5% per annum accrued on the unpaid principal balance and all unpaid principal and interest were to be paid at maturity. Subsequent to March 31, 2017, the advances were converted to shares of common stock as discussed below in “—Subsequent Events.”

December 31, 2016. As of December 31, 2016, we had approximately $0.12 million in cash and a working capital deficit of approximately $42.14 million compared to approximately $6.87 million in cash and a working capital deficit of approximately $2.33 million at December 31, 2015. The increase in the working capital deficit was due primarily to the decrease in cash and restricted cash as a result of the increased operating expenses incurred during 2016 and principal payments made on the note payable due to a related party. As of December 31, 2016, current liabilities increased approximately $23.5 million as a result of the note and interest payable to RACER Trust becoming due in July 2017, and the accrual of a onetime charge of $7.5 million as a result of our agreement with RACER Trust to create 1,500 new jobs by July 1, 2017. In May 2017, we amended our agreement with RACER Trust pursuant to which our commitment to create 1,500 jobs by July 1, 2017 has been extended to September 1, 2019. We will make the appropriate adjustment to our balance sheet to remove the liability in our interim financial statements for quarter ended June 30, 2017. In addition, the maturity date of the promissory note has been extended from July 1, 2017 to July 31, 2018. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Subsequent Events” for additional information regarding the extension.

The Company received advances totaling approximately $5.97 million from directors and significant stockholders of the Company, as evidenced by Convertible Unsecured Notes. The notes were convertible into shares of our Common Stock at any time prior to their maturity in 2022 at a conversion price equal to $15.00 per share. Interest of 5% per annum accrued on the unpaid principal balance and all unpaid principal and interest were to be paid at maturity. Subsequent to year end, the advances were converted to shares of Common Stock as discussed in Note 14 to the financial statements.

We obtained an extension agreement until July 31, 2018 with respect to a loan for approximately $4.77 million due July 31, 2016, secured by a first position in equipment in the Shreveport, Louisiana manufacturing facility. The lender, CH Capital Lending, is an affiliate of Stuart Lichter, one of our directors and significant stockholders. We have three additional loans from Mr. Lichter totaling approximately $1.9 million which are now due January 31, 2019.

We also have a capital sublease obligation with Shreveport Business Park, LLC, an affiliate of Stuart Lichter, one of our directors and significant stockholders. On November 17, 2016, we entered into a second capital sublease amendment, which converted sublease payments, common area maintenance charges, property taxes, insurance, and late fees and interest into 435,036 shares of the Company’s Series C Convertible Preferred Stock and a warrant to purchase 25,000 shares of Common Stock. On January 1, 2017, approximately $3.00 million in sublease payments, and approximately $0.60 million in projected lease charges also converted into 96,380 shares of the Company’s Series D Convertible Preferred Stock.

We also have a long-term loan of $23.00 million from the RACER Trust which was incurred in March 2013 in connection with the purchase of the equipment at the Shreveport facility. This loan was to be repaid in monthly installments of $173,500 beginning on November 1, 2013, with the entire remaining balance due September 1, 2016. We were delinquent on the first payment, which triggered default interest to be charged on the loan at 18% per annum. Payments made in 2014 were applied to this interest. In March 2015, we entered into an amendment to the promissory note which deferred the installment payments until January 1, 2016 and extended the maturity date to July 1, 2017. We were late on the September and October 2016 payments, which triggered default interest to be charged on the loan at 18% per annum. On March 1, 2017, a forbearance agreement was signed with RACER Trust that extended the payments until May 31, 2017, with payments commencing June 1, 2017. On May 31, 2017 and July 1, 2017, we entered into additional agreements with RACER Trust that further extended the payments until September 30, 2017, with monthly installments resuming on October 1, 2017 and extended the maturity date of the note to July 31, 2018. Default interest of 18% per annum will continue accruing until the payments are resumed on October 1, 2017. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Subsequent Events” for additional information.

In August 2015, we filed an offering statement pursuant to Regulation A of the Securities Act, which was qualified by the Commission on November 20, 2015. We offered a minimum of 1,050,000 shares of Common Stock and a maximum of 2,090,000 shares of Common Stock on a “best efforts” basis, at a price of $12.00 per share. On February 16, 2016, we closed the Regulation A offering, after issuing 1,410,048 shares of Common Stock for proceeds of approximately $15.82 million net of offering expenses. During 2016, we issued an additional 63,000 shares in connection with a private placement for proceeds of approximately $1.07 million.

In addition to the agreements made with our lenders to defer cash outlays, advances received from directors and significant stockholders, and the Regulation A offering, we have funded our operations during the year ended December 31, 2016 primarily through the receipt of customer reservations of approximately $6.60 million, and the release of restricted cash held in customer deposits.

Contractual Obligations and Commitments

As of March 31, 2017

The following table summarizes our contractual obligations at March 31, 2017:

		Payments due by Period
	Total	<1 year	1-3 years	3-5 years	>5 years
Long-term debt	$37,892,317	$30,153,860	$7,738,457	$—	$—
Convertible notes payable	10,669,004	—	—	—	10,699,004
Capital lease obligations	64,825,585	748,031	5,984,250	5,984,250	52,109,054
Operating lease obligations	38,355	30,684	7,671	—	—
Total	$113,455,261	$30,932,575	$13,730,378	$5,984,250	$62,808,058

Payments due by period included accrued interest through the date that the obligation will be settled.

Subsequent to March 31, 2017, we converted a significant portion of the convertible notes payable into shares of Common Stock. The conversions reduce the principal balance and accrued interest obligation to approximately $2.55 million. We believe that the remaining balance will be converted before the convertible notes mature.

As of December 31, 2016

The following table summarizes our contractual obligations at December 31, 2016:

		Payments due by Period
	Total	<1 year	1-3 years	3-5 years	>5 years
Long-term debt	$48,322,342	$37,913,483	$10,408,859	$—	—
Convertible notes payable	13,331,949	—	—	—	13,331,949
Capital lease obligations	67,817,710	2,992,125	5,984,250	5,984,250	52,857,085
Operating lease obligations	46,026	30,684	15,342	—	—
Total	$129,518,027	$40,936,292	$16,408,451	$5,984,250	$66,189,034

Payments due by period included accrued interest through the date that the obligation will be settled.

Subsequent to year-end we converted a significant portion of the convertible notes payable into shares of Common Stock. The conversions reduce the principal balance and accrued interest obligation to approximately $2.55 million. We believe that the remaining balance will be converted before the convertible notes mature.

Plan of Operations and Related Sources of Liquidity

With much of the vehicle engineering completed, our engineering simulations suggest that the important vehicle performance milestones can be achieved. As of March 31, 2017, $62 million has been invested in vehicle engineering and development, of which $26.3 million was in the form of shares of common stock granted and the assumption of liabilities of Elio Engineering, Inc. dba ESG Engineering. Our prior Reg A+ offering raised funds of approximately $16.0 million which were used to further design and build initial engineering prototypes. At this point, including the proceeds of this offering, we currently estimate we need to raise approximately $376.6 million of new investment (of a total budget of $531.2 million) to fund production activities through cashflow positive. This amount is exclusive of (a) $110.5 million which we assume will be obtained through additional reservation deposits, (b) sales margin of $44.1 million which we assume will result from our initial customer deliveries of the Elio. We note that as we are in the prototype build stage of development, the amount that we need to raise may change.

We have refined our production plans with suppliers to start commercial production on a 76-week schedule, to commence with funding of at least $33 million to build 18 prototypes. The key timelines are in the chart below:

The anticipated budget required to achieve the milestones above is provided in the table below (amounts in millions):

Category	Total
Production Tooling	113.2
Production Equipment	166.0
Store Fit-Up	6.4
Other Fixed Assets	5.4
Engineering Design & Development	85.8
Sales & Marketing	35.9
General & Administrative	40.6
Shreveport Marshaling Expense	17.3
Retail Store Expense	14.4
Principal & Interest	15.2
Capital Raising Costs	30.1
Working Capital	0.9
Total Uses	$531.2

Expected other Sources
Reservations	110.5
Sales Margin	44.1
Net Funds Required	$376.6

Several major suppliers have committed to our project and will share in the additional cost of engineering and equipment, as discussed below. If we are unable to obtain or utilize these supplier commitments when needed or on acceptable terms, we may not be able to finance the capital expenditures necessary to complete our engineering, development, tooling, and/or manufacturing activities. Alternatively, we will need to replace this capital from a combination of more traditional sources, such as venture capital, credit facilities, capital leasing of equipment, and the capital markets.

Customer Reservations

Customer reservations have provided significant funding for us in the past and we expect reservations to be a significant source of short-term liquidity in the future. With each progressive step in our development, we have experienced a surge in reservations. In addition, as we achieve subsequent milestones in the development of the Elio, customer confidence increases. Accordingly, we expect to see surges in reservations as the following milestones are achieved and announced: completion of prototypes, testing results, confirmation of mileage and hiring at the manufacturing facility. Our current development budget assumes $110.5 million in additional customer reservations.

Through March 31, 2017, we have approximately $27.8 million in reservations, an average of approximately $0.545 million per month. Of this amount, approximately $0.84 million was held at March 31, 2017 by credit card processing companies as a percentage of non-refundable reservations.

Sale of Excess Equipment

We identified equipment in the Shreveport plant that will not be used in production of the Elio and made the equipment available for sale. Through March 31, 2017, sales of excess equipment have yielded approximately $5.43 million, which has been applied to the principal balance on the CH Capital Lending, LLC note. As of March 31, 2017, an additional $1.2 million in equipment was available for sale, which we believe will be sold prior to the commencement of production.

Advanced Technology Vehicles Manufacturing (ATVM) Loan Program

In 2007, the Advanced Technology Vehicles Manufacturing (ATVM) Program was established by Congress to support the production of fuel-efficient, advanced technology vehicles and components in the United States. To date, the program, which is administered by the U.S. Department of Energy’s Loan Programs Office, has made over

$8 billion in loans, including loans to Ford ($5.9 billion), Nissan ($1.45 billion) and Tesla ($465 million). This loan program provides direct loans to automotive or component manufacturers for re-equipping, expanding, or establishing manufacturing facilities in the United States that produce fuel-efficient advanced technology vehicles (ATVs) or qualifying components, or for engineering integration performed in the U.S. for ATVs or qualifying components. The ATVM loans are made attractive to applicants due to their low interest rates (set at U.S. Treasury rates (approximately 2% to 4%), minimal fees (no application fees or interest rate spread and only a closing fee of 0.1% of loan principal amount), and long loan term life of up to 25 years (set at the assets’ useful life). In order to qualify, auto manufacturers must be able to deliver “light duty vehicles” having 25% greater fuel economy than comparable models produced in 2005 or “ultra-efficient vehicles” that achieve at least 75 miles per gallon. In addition, ATVM borrowers must remain financially viable over the life of the loan without the receipt of additional federal funding associated with the proposed project.

The ATVM application process is comprised of 4 stages:

1.	Application – Part I: Determine basic eligibility
2.	Application – Part II: Confirmatory due diligence
3.	Conditional Commitment: Negotiate term sheet
4.	Loan Guarantee: Negotiate final agreements

In August 2014 we completed the first stage by submitting an application for a loan of approximately $185 million, the proceeds of which would be used to partly fund the purchase and installation of equipment into the Shreveport facility prior to and after the start of production. As of January 15, 2015, the DOE has confirmed that we achieved the technical criteria for the loan. Due diligence has been pending upon the confirmation of our financial backing. We shared our production timing plans with the DOE, including the financing milestones to be achieved to kickoff production tooling in order to meet our start of production date. While the DOE has acknowledged and seems to be sensitive to our requirements, it has not made any commitments regarding its ability to meet these funding milestones. The specific terms and conditions of the ATVM loan will be negotiated with each applicant during the conditional commitment stage. There can be no assurances that we will be successful in obtaining an ATVM loan. If we are unable to obtain a loan under the ATVM Program, we will rely on funding through the issuance debt and/or equity securities, customer reservations, and possibly CAFE credits. On May 23, 2017, President Trump delivered his proposed budget for 2018 to Congress. As currently drafted, the proposed budget for 2018 would affect our ability to obtain a loan under the ATVM Program, as it eliminates the ATVM Program and allocates these funds to other programs. We cannot predict which of the President’s budget proposals will become effective. We will continue our efforts in obtaining approval of the ATVM loan through the current budget, working towards approval before the October 2017 deadline when a new budget would take effect.

Factors Affecting the Comparability of Our Financial Condition and Results of Operations

Our historical financial condition and results of operations for the periods presented may not be comparable to our financial condition and results of operations for future periods, for the following reasons:

Public Company Expenses

Upon completion of this offering, we expect to incur direct, incremental general and administrative expenses as a result of being a publicly traded company, including, but not limited to, increased scope of our operations and costs associated with hiring new personnel, implementation of compensation programs that are competitive with our public company peer group, annual and quarterly reports to shareholders, tax return preparation, independent registered public accounting firm fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and independent director compensation. These direct, incremental general and administrative expenses are not included in our historical results of operations.

Internal Controls and Procedures

We are not currently required to comply with the Commission’s rules implementing Section 404 of the Sarbanes Oxley Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a fully reporting company under the Exchange Act, we will be required to comply with the Commission’s rules implementing Section 302 of the Sarbanes-Oxley Act of

2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting under Section 404 until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act.

Inflation

Inflation in the United States has been relatively low in recent years. Although the impact of inflation has been insignificant in recent years, it is still a factor in the United States economy and we may experience inflationary pressure on the cost of manufacturing equipment, labor, and other supply inputs.

Off-Balance Sheet Arrangements

Currently, we do not have any off-balance sheet arrangements.

Going Concern

Our financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has not generated operating revenues since inception and has never paid any dividends. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, and the ability of the Company to obtain necessary equity and debt financing to continue. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

We have experienced recurring net losses from operations, which losses have caused an accumulated deficit of approximately $145.91 million as of March 31, 2017. In addition, we have a working capital deficit of approximately $42.72 million as of March 31, 2017. We had net losses of approximately $4.76 million, $52.72 million and $22.59 million for three months ended March 31, 2017 and years ended December 31, 2016 and 2015, respectively. We have experienced recurring net losses from operations, which losses have caused an accumulated deficit of approximately $141.14 million as of December 31, 2016. In addition, we have a working capital deficit of approximately $42.14 million as of December 31, 2016. These factors, among others, raise substantial doubt about our ability to continue as a going concern. If we are unable to continue to obtain financing to meet our working capital requirements, we may have to curtail our business sharply or cease operations altogether. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis to retain our current financing, to obtain additional financing, and, ultimately, to attain profitability. Should any of these events not occur, we will be adversely affected and we may have to cease operations.

The ongoing execution of our business plan is expected to result in operating losses over the next twelve months. Management believes it will need to raise capital through loans or stock issuances in order to have enough cash to maintain its operations for the next twelve months. There are no assurances that we will be successful in achieving our goals of obtaining cash through loans, stock issuances, or increasing revenues and reaching profitability.

In view of these conditions, our ability to continue as a going concern is dependent upon our ability to meet our financing requirements, and ultimately to achieve profitable operations. Management believes that its current and future plans provide an opportunity to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that may be necessary in the event we cannot continue as a going concern. See Note 2 – Going Concern in the Notes to the Financial Statements in this prospectus.

Subsequent Events

On May 31, 2017, we entered into a third amendment to our purchase agreement with RACER Trust pursuant to which our commitment to create 1,500 new jobs by July 1, 2017, has been extended to September 1, 2019.

On May 31, 2017 and July 1, 2017, we entered into forbearance agreements with RACER Trust pursuant to which RACER Trust has agreed to forbear on enforcing the payments due under the promissory note from October 1, 2016 to September, 2017. If we receive net proceeds of at least $25 million, in the aggregate from one or more offerings of the Company’s debt or equity securities on or before September 30, 2017, then we must pay to RACER

Trust, on or before September 30, 2017, the sum of the unpaid monthly amounts due to RACER Trust under the promissory note. Default interest of 18% per annum will continue accruing until the payments are resumed on October 1, 2017. In addition, the maturity date of the promissory note was extended from July 1, 2017 to July 31, 2018.

From April 1, 2017 through May 31, 2017, we issued 66,890 shares of common stock in a private placement offering to Stuart Lichter, a director and shareholder of the Company at $5.98 per share.

From April 1, 2017 through May 31, 2017, we converted approximately $2.0 million of principal and approximately $0.17 million of accrued interest from our Tier 1 Convertible Subordinated Notes into 356,036 shares of our Common Stock at a conversion price of $5.98 per share. This amount was converted by Stuart Lichter. As of May 31, 2017 there was approximately $1.71 million outstanding of the Tier 1 and approximately $0.09 million outstanding of the Tier 2 Convertible Subordinated Secured Notes. We have also converted approximately $6.48 million of principal and approximately $0.17 million of accrued interest from our Convertible Unsecured Notes into 1,111,910 shares of Common Stock at a conversion price of $5.98 per share. This amount was converted by directors of the Company. As of the date of this prospectus, we have no Convertible Unsecured Notes outstanding.

Critical Accounting Policies and Estimates

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and that could potentially result in materially different results under different assumptions and conditions. Accounting policies are considered to be critical if (1) the nature of the estimates and assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and (2) the impact of the estimates and assumptions on financial condition or operating performance is material. See Note 3 - Summary of Significant Accounting Policies in the Notes to the Financial Statements in this prospectus.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States, or GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all cash and highly-liquid investments with original maturities of three months or less when purchased to be cash equivalents. We maintain cash in bank accounts, which, at times, may exceed federally insured limits. We have not experienced any losses in such accounts, and periodically evaluate the creditworthiness of the financial institutions. We have determined the credit exposure to be negligible.

Restricted Cash

Restricted cash held in escrow as of March 31, 2017 and December 31, 2016, includes approximately $0.21 million and approximately $0.19, respectively, deposited in escrow accounts with financial institutions for future payment of property taxes and principal payments on notes payable from the sale of machinery and equipment. As of December 31, 2015, we had approximately $3.81 million deposited in escrow accounts. Of this amount, approximately $2.71 million was deposited in escrow accounts with financial institutions from the issuance of common shares under the Company’s Regulation A offering, and approximately $1.10 million was for future payment of property taxes and principal payments on notes payable from the sale of machinery and equipment.

In addition, we have recorded approximately $2.07 million as restricted cash held for customer deposits as of March 31, 2017. We have recorded approximately $2.01 million and approximately $5.82 million as restricted cash held for customer deposits as of December 31, 2016 and 2015, respectively. These amounts include amounts held as restricted that relate to refundable customer deposits, as well as amounts held as reserves by credit card processors. At December 31, 2015, $4.00 million of these funds were classified as current assets because they were released in May 2016.

Other Current Assets

As of March 31, 2017, we had recorded no other current assets, and as of December 31, 2016, we had recorded approximately $0.30 million as other current assets. This amount represents assets held for sale near year-end and the proceeds were received in the escrow account January 2017. As of December 31, 2015, we had recorded approximately $0.34 million as other current assets. This amount represented advances made to the President and CEO. The advances incurred interest at the Federal Funds rate per annum, was due on demand, and repaid on May 3, 2016.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Property and equipment held for sale is recorded at the lower of cost or fair value less cost to sell. Major improvements are capitalized while expenditures for maintenance, repairs and minor improvements are charged to expense. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation and amortization are eliminated from the accounts, and any resulting gain or loss is reflected in operations. Property and equipment held for use are depreciated and amortized using the straight-line method over the estimated useful lives of the assets once placed in service.

The estimated useful lives for property and equipment are as follows:

Facility under capital sublease	25 years
Machinery and equipment	3-10 years
Vehicles	3-5 years
Computer equipment and software	2-5 years

Impairment of Long-Lived Assets

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 360-10, Property, Plant, and Equipment – Impairment or Disposal of Long Lived Assets, property and equipment and identifiable intangible assets with estimable useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. We recognized no impairment charge for the three months ended March 31, 2017 and the year ended December 31, 2016. For the year ended December 31, 2015, we recognized an impairment charge of approximately $1.96 million.

Assets Held For Sale

In connection with a strategy to reduce debt, we decided to sell machinery and equipment held at our Shreveport, Louisiana facility that will not be used during production. The carrying value of the machinery and equipment held for sale is stated at its lower of cost or fair value less cost to sell of $329,793 and $400,000, which is shown as “Assets held for sale” at March 31, 2017 and December 31, 2016, respectively, in the accompanying balance sheets in accordance with FASB ASC Topic 360, Property, Plant, and Equipment.

The estimated value is based on negotiations with potential buyers. The amount that the Company will ultimately realize could differ materially from the amount recorded in the financial statements. The Company anticipates disposing of all assets held for sale within one year.

Accounting for Debt/Proceeds Allocation

We accounted for the issuance of debt with detachable warrants under FASB ASC Subtopic 470-20, Debt with Conversion and Other Options (“ASC 470-20”). Pursuant to ASC 470-20, the warrants issued in connection with the related party debt are accounted for as equity due to the stock settlement available to the holder. We used the Black-Scholes option pricing model as the valuation model to estimate the fair value of the warrants. These warrants were fair valued on the issuance date and recorded at the relative fair value of the warrants and underlying related party promissory notes. The warrants are not subsequently revalued. See Note 7 - Long-Term Debt in the Notes to the Financial Statements in this prospectus.

Debt Issuance Costs

Deferred financing costs are legal and other costs incurred in connection with obtaining new financing. During 2015, FASB Accounting Standards Update 2015-03, Interest—Imputation of Interest (Subtopic 835-30) (“ASU 2015-03”) was issued. ASU 2015-03 simplifies the presentation of debt issuance costs and requires that debt issuance costs related to a recognized debt liability be presented in the accompanying balance sheets as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. At the close of the Convertible Subordinated Note offering, the Tier 1 notes had a beneficial conversion feature and debt issuance costs in excess of the note amount. As a result, the debt issuance costs were recorded as a deferred loan cost. As of March 31, 2017, the current and long-term portions of deferred loan costs were $130,049 and $580,279, respectively. As of December 31, 2016, the current and long-term portions of deferred loan costs were $136,852 and $650,048, respectively. As of December 31, 2015, the current and long-term portions of deferred loan costs were $170,628 and $981,103, respectively.

ASU 2015-03 does not change the accounting for amortization of the debt issuance costs. We amortize the debt issuance costs to interest expense over the term of the respective note payable using the effective yield method. Deferred financing costs amortized to interest expense amounted to $90,216 for the three months ended March 31, 2017. Deferred financing costs amortized to interest expense amounted to $539,936 and $202,987 for the years ended December 31, 2016 and 2015, respectively.

Beneficial Conversion Feature

From time to time, we may issue convertible notes that may have conversion prices that create an embedded beneficial conversion feature pursuant to FASB ASC Subtopic 470-20, Debt with Conversion and Other Options. A beneficial conversion feature exists on the date a convertible note is issued when the fair value of the underlying Common Stock to which the note is convertible is in excess of the conversion price. In accordance with this guidance, the intrinsic value of the beneficial conversion feature is recorded as a debt discount with a corresponding amount to Common Stock. The debt discount is amortized to interest expense over the life of the note using the effective interest method.

Warrants

We account for warrants with anti-dilution (“down-round”) provisions under the guidance of FASB ASC Topic 815, Derivatives and Hedging (“ASC 815”), which requires such warrants to be recorded as a liability and adjusted to fair value at each reporting period.

We used the Monte Carlo method to calculate fair value and account for the issuance of Common Stock purchase warrants issued in connection with capital financing transactions in accordance with the provisions of ASC 815. Based upon the provisions of ASC 815, we classify as equity any contracts that (i) require physical settlement or net-share settlement or (ii) give us a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). We classify as assets or liabilities any contracts that (i) require net-cash settlement (including a requirement to net-cash settle the contract if an event occurs and if that event is outside our control) or (ii) gives the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

Revenue Recognition

We recognize revenue from products sold when there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is determinable and collection is reasonably assured. Deposits collected in advance of the period in which the product is delivered are recorded as a liability under refundable and nonrefundable deposits. Nonrefundable deposits are not considered revenue because we have not fulfilled our obligation to the customer as production is not expected to begin until the fourth quarter of 2019. See Note 5 – Customer Deposits in the Notes to the Financial Statements in this prospectus.

Advertising Costs

Advertising costs are expensed as incurred. Such costs, which amounted to $513,006 for the three months ended March 31, 2017, are included in sales and marketing expenses in the accompanying statements of operations. Such costs amounted to approximately $7.61 million and approximately $4.61 million for the years ended December 31, 2016 and 2015, respectively.

Research and Development Costs

In accordance with FASB ASC Topic 730, Research and Development (“ASC 730”), research and development costs are expensed as incurred. Research and development expenses consist of purchased technology, purchased research and development rights and outside services for research and development activities associated with product development. In accordance with ASC 730, the cost to purchase such technology and research and development rights are required to be charged to expense if there is currently no alternative future use for this technology and, therefore, no separate economic value. Research and development costs amounted to approximately $0.90 million for the three months ended March 31, 2017. Research and development costs amounted to approximately $20.08 million and approximately $2.09 million for the years ended December 31, 2016 and 2015, respectively.

Loss per Common Share

We compute loss per common share in accordance with FASB ASC Topic 260, Earnings Per Share, which requires dual presentation of basic and diluted earnings per share. Basic income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding, plus the issuance of common shares, if dilutive, that could result from the exercise of outstanding stock options and warrants.

These potentially dilutive securities were not included in the calculation of loss per common share for the three months ended March 31, 2017 and 2016 and for the years ended December 31, 2016, 2015, or 2014 because their effect would be anti-dilutive. The outstanding securities consist of the following:

	Three Months Ended March 31,
	2017	2016
Outstanding convertible notes	1,710,699	847,229
Outstanding options	389,000	—
Outstanding warrants	2,084,691	1,995,870
Series C convertible preferred stock	435,036	—
Seried D convertible preferred stock	96,380	—
Total potentially dilutive securities	4,326,806	2,843,099
	Years Ended December 31,
	2016	2015	2014
Outstanding convertible notes	1,070,285	871,356	—
Outstanding options	389,000	—	—
Outstanding warrants	2,061,549	1,983,463	1,887,554
Series C convertible preferred stock	435,036	—	—
Total potentially dilutive securities	3,955,870	2,854,819	1,887,554

Income Taxes

We are taxed as a C corporation in the United States of America. We use the asset and liability method of accounting for income taxes in accordance with FASB ASC 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date. The realizability of deferred tax assets is assessed throughout the year and a valuation allowance is established as necessary.

We follow the requirements of ASC 740, which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold of more likely than not and a measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In making this assessment, we must determine whether it is more likely than not that a tax position will be sustained upon examination, based solely on the technical merits of the position. We believe that we have taken no uncertain tax positions as of March 31, 2017 and as of December 31, 2016 and 2015, and therefore no accruals have been made in the financial statements related to uncertain tax positions.

Stock-based Compensation

We account for stock-based compensation in accordance with FASB ASC 718, Compensation – Stock Compensation (“ASC 718”), which establishes accounting for equity instruments exchanged for employee services. Under such provisions, stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense, under the straight-line method, over the employee’s requisite service period (generally the vesting period of the equity grant).

We account for equity instruments, including restricted stock or stock options, issued to non-employees in accordance with authoritative guidance for equity based payments to non-employees. Stock options issued to non-employees are accounted for at their calculated fair value of the award.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risk, including the effects of adverse changes in foreign currency prices and interest rates as described below. The primary objective of the following information is to provide quantitative and qualitative information about our potential exposure to market risks. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses.

Counterparty and Customer Credit Risk

Counterparty and Customer Credit risk relates to the risk of loss resulting from non-performance or non-payment by counterparties pursuant to the terms of their contractual obligations. We will monitor and manage credit risk through credit policies that we will implement. Risks surrounding counterparty performance and credit could ultimately impact the amount and timing of expected cash flows. To the extent possible, we will seek to mitigate counterparty risk by having a diversified portfolio of counterparties.

The inability or failure of our significant customers or counterparties to meet their obligations to us or their insolvency or liquidation may adversely affect our financial results.

Foreign Currency Exchange Risk

We receive all of our revenue in U.S. dollars, and we pay substantially all of our expenses in U.S. dollars. However, we may incur some of our expenses in other currencies, such as the Euro and the Japanese Yen, and, therefore, may be subject to foreign currency exchange risk.

Interest Rate Risk

Currently, we do not have any outstanding credit facility or debt securities and are not directly subjected to interest rate risk. We may in the future incur indebtedness. At such time, we will become subject to interest rate risk. We may seek to mitigate any future floating interest rate risk by entering into fixed-pay interest rate derivatives, as appropriate.

Liquidity Risk

Liquidity risk arises from the general funding needs of our activities and in the management of our assets and liabilities.

Recently Adopted Accounting Standards

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09 (“ASU 2014-09”), “Revenue from Contracts with Customers,” which requires an entity to recognize revenue representing the transfer of promised goods or services to customers in an amount that reflects the consideration which the company expects to receive in exchange for those goods or services. ASU 2014-09 is intended to establish principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenues and cash flows arising from the entity’s contracts with customers. ASU 2014-09 will replace most existing revenue recognition guidance in GAAP when it becomes effective. The new standard is effective for us on January 1, 2018. Early application is only permitted as of January 1, 2017. The Company is currently evaluating the effect that ASU 2014-09 will have on its financial statements and related disclosures.

In June 2014, the FASB issued ASU No. 2014-12 (“ASU 2014-12”), “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period,” which requires a performance target that affects vesting, and that could be achieved after the requisite service period, be treated as a performance condition. ASU 2014-12 states that the performance target should not be reflected in estimating the grant date fair value of the award. ASU 2014-12 clarifies that compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the periods for which the requisite service has already been rendered. The new standard was effective for us on January 1, 2016. The Company does not currently expect adoption of ASU 2014-12 to have a significant impact on its financial statements.

In August 2014, the FASB issued ASU No. 2014-15 (“ASU 2014-15”), “Presentation of Financial Statements - Going Concern.” ASU 2014-15 provides GAAP guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company’s ability to continue as a going concern within one year from the date the financial statements are issued. The new standard is effective for us on January 1, 2017. The Company has applied the guidance from ASU 2014-15 to the accompanying financial statements.

In November 2014, the FASB issued ASU No. 2014-16 (“ASU 2014-16”), “Derivative and Hedging (Topic 815).” ASU 2014-16 addresses whether the host contract in a hybrid financial instrument issued in the form of share should be accounted for as debt or equity. ASU 2014-16 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The Company does not expect the adoption of ASU 2014-16 to have a significant impact on its financial statements.

In April 2015, the FASB issued ASU No. 2015-03 (“ASU 2015-03”), “Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs.” ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability, consistent with debt discounts, instead of being presented as an asset. ASU 2015-03 was effective for us on January 1, 2016. Once adopted, entities are required to apply the new guidance retrospectively to all prior periods presented. The retrospective application represents a change in accounting principle. Early adoption is permitted for financial statements that have not been previously issued. The Company elected the early application of ASU 2015-03 and the impact is currently reflected in the accompanying financial statements.

In May 2015, the FASB issued ASU No. 2015-07 (“2015-07”), “Fair Value Measurement.” ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. ASU 2015-07 was effective for us on January 1, 2016. Early adoption is permitted. The Company does not expect the adoption of ASU 2015-07 to have a significant impact on its financial statements.

In September 2015, the FASB issued ASU No. 2015-16 (“ASU 2015-16”), “Business Combinations (Topic 805), Simplifying the Accounting for Measurement-Period Adjustments”. The update requires that the acquirer in a business combination recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined (not retrospectively as with prior guidance). Additionally, the acquirer must record in the same period’s financial statements the effect on earnings of changes in depreciation, amortization or other income effects as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the time of acquisition. The acquiring entity is required to disclose, on the face of the financial statements or in the footnotes to the financial statements, the portion of the amount recorded in current period earnings, by financial statement line item, that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. ASU 2015-16 was effective for us on January 1, 2016. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

In November 2015, the FASB has issued an update to ASU No. 2015-17 (“ASU 2015-17”) “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes.” The update requires a company to classify all deferred tax assets and liabilities as noncurrent. The update of ASU 2015-17 is effective for us on January 1, 2018. The Company does not expect the adoption of the update of ASU 2015-17 to have a significant impact on its financial statements.

In January 2016, the FASB issued ASU No. 2016-01 (“ASU 2016-01”), “Financial Instruments - Overall (Subtopic 825-10)”. ASU 2016-01 updates certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The new guidance is effective for us on January 1, 2018. The Company does not expect the adoption of ASU 2016-01 to have a significant impact on its financial statements.

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02), “Leases (Topic 842).” ASU 2016-02 requires a lessee to recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. ASU 2016-02 is effective for us on January 1, 2019. Early adoption is permitted. The Company is currently evaluating the effect that ASU 2016-02 will have on its financial statements and related disclosures.

In March 2016, the FASB issued ASU No. 2016-06 (“ASU 2016-06”), “Contingent Put and Call Option in Debt Instruments”. ASU 2016-06 is intended to simplify the analysis of embedded derivatives for debt instruments that contain contingent put or call options. The amendments in ASU 2016-06 clarify that an entity is required to assess the embedded call or put options solely in accordance with the four-step decision sequence. Consequently, when a call (put) option is contingently exercisable, an entity does not have to initially assess whether the event that triggers the ability to exercise a call (put) option is related to interest rates or credit risks. The amendments in ASU 2016-06 take effect for public business entities for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company does not expect the adoption of ASU 2016-01 to have a significant impact on its financial statements.

In November 2016, the FASB issued ASU No. 2016-18 (“ASU 2016-18”), Statement of Cash Flows: Restricted Cash. ASU 2016-18 requires the Statement of Cash Flows to explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, restricted cash or cash equivalents should be included with cash and cash equivalents when recording the beginning-of-period and end-of-period total amounts on the Statement of Cash Flows. ASU 2016-18 will be effective for the Company on January 1, 2018 and is not expected to have a significant impact on the Company’s financial statements.

JOBS Act

As an “emerging growth company” under the JOBS Act, we can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, as a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies. Section 107 of the JOBS Act provides that we can elect to opt out of the extended transition period at any time, which election is irrevocable.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we intend to rely on certain of these exemptions, including without limitation (i) reduced financial statement reporting periods, (ii) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 and (iii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earliest of: (a) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (b) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (c) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; and (d) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

BUSINESS

The following discussion should be read in conjunction with the accompanying financial statements and related notes included elsewhere in this prospectus.

Corporate Background and General Overview

Motivated by the belief that America can engineer and build a high quality, reliable, safe, eco-friendly and affordable vehicle for everyone, engineering veteran Paul Elio founded Elio Motors, Inc. in October 2009. Today, we are an American vehicle design company committed to providing safe, affordable and efficient vehicles. Leveraging existing technology, we have designed a revolutionary front engine, front-wheel drive, two-seat, gasoline-powered vehicle, with two wheels in the front and one wheel in the rear – the Elio. Its unique design makes the vehicle more aerodynamic with significantly higher gas mileage than standard vehicles.

The Elio

Target vehicle specifications for the Elio are as follows:

The Elio – Target Vehicle Specifications Overview
Body and chassis
Chassis/Body:	Unibody & panel
Layout:	Front engine, front-wheel drive, 3-wheeled, open front wheels
Powertrain
Engine:	0.9 liter, 3 cylinder, 55 horsepower
Transmission:	5 speed manual or automatic manual transmission (AMT)
Dimensions
Wheelbase:	110 inches
Length:	160.5 inches
Track Width:	66.8 inches
Height:	54.2 inches
Target Curb Weight:	1350 pounds
Trunk Space:	27 inches x 14 inches x 10 inches (2.2 cubic feet)
Performance
0-60 mph:	10.8 seconds
Top Speed:	100 miles per hour+
Fuel Economy:	84 miles per gallon EPA highway; 49 miles per gallon EPA city
Range:	Up to 672 miles
Other
Fuel:	Unleaded gasoline
Fuel Capacity:	8 gallons

The Elio’s expected range is 672 miles, based upon an 8 gallon tank and 84 mpg highway, and greatly exceeds that of electric vehicles (typically 100 to 300 miles) and that of most other vehicles of its size (typically 300 to 400 miles)9. Configured in a three-wheel format, it is conceived with tandem seating for two passengers to travel in a front-to-back layout. With a targeted retail price of $7,45010 per vehicle, we believe that the Elio provides the

9	www.fueleconomy.gov
10	For a “base” vehicle without optional accessories, destination/delivery charges, taxes, title and registration.

efficiency and environmentally friendly benefits without the price premium, driving range anxiety or safety risks of electric or hybrid vehicles. Based on the current prototype and sources for components, the bill-of-materials, or BOM, cost has been developed, which is the largest component of the retail price for the Elio vehicle. At present, the current BOM and our desired profit margin would require a sales price of $7,526. However, during the prototype phase of any automotive vehicle program it is quite customary to have a gap between the design BOM and the cost target. The cost targets for the Elio have been set based on the management team’s collective past experience in sourcing hundreds of automotive components. Actual BOM costs can vary up or down during vehicle development as engineering changes are made and validated through testing. Through continuous product refinement during vehicle development, supplier negotiation closer to production and scale economies post-production, this cost gap is typically bridged. While design-decision driven costs are within our control, the commodity price fluctuations driven by energy prices are beyond our control.

The tandem seating design is a key component to the achievement of the Elio’s fuel efficiency; it reduces vehicle body11 width by half that of the typical side-by-side seated two to four passenger compact car (68.8 inches wide on average),12 minimizing the wind drag on the vehicle by a corresponding one-half. Drivers will further benefit from the vehicle’s three-wheel, two-passenger format as it permits them to utilize the High Occupancy Vehicle (HOV) or carpool lanes on roads and highways. By employing the three-wheel design, the vehicle qualifies as a motorcycle. The National Highway Traffic Safety Administration (NHTSA) defines a motorcycle as “a motor vehicle with motive power having a seat or saddle for the use of the rider and designed to travel on not more than three wheels in contact with the ground.” This three-wheel design lowers the degree of federal and state compliance requirements, as compared to vehicles with four wheels or more, and drastically reduces the cost of development and launch of the vehicle. While technically classified as a motorcycle, we have designed the Elio to meet the more stringent safety standards of cars.

Features and Options. The vehicle is designed to have the same standard comfort and functional features customers have come to expect in modern automobiles: air conditioning, heat, AM/FM stereo, power windows and door locks, airbags, auxiliary port(s), anti-lock brakes, and traction control. An automatic manual transmission (AMT) is an option. Other optional luxury features will be available as well, such as leather seats, power seats and various exterior body aesthetic add-ons. It will also have newer generation options, such as rear view/backup camera, remote engine ignition, GPS-mapping, navigation, web radio and custom body wrapping.

Customers will be able to select from seven different body color options: Rocket Silver, Sour Apple, Creamsicle, Red Hot, True Blue, Licorice and Marshmallow.

Vehicle Development and Existing Technologies Used. While the Elio is unique from what exists in the current market, many of its planned components and technologies are already in use and accessible in today’s automotive production market, thus reducing the need, costs and execution risks of vehicle development. Many components utilized in the construction of the vehicle’s interior, chassis, powertrain and body are either available off-the-shelf or can be modified from off-the-shelf items for use in production of the vehicle. “Off-the-shelf” means the components are in current production in other automaker vehicles and the component suppliers either own the production tooling and/or designs to these components or have the permission to sell these components to Elio Motors. The benefits of using off-the-shelf components are proven, durable performance and lowered costs due to economies of scale. We have already established letters of intent with industry-leading suppliers to provide the Elio’s systems and components, such as Linamar Corporation for the engine, Aisin for the transmission, and Hyundai Dymos, an affiliate of Hyundai Motors Group, for the seats.

Automakers generally outsource a significant portion of the vehicle components to third-party suppliers, just as we expect to do. According to the international management consulting firm, Oliver Wyman, in order to meet the evolving consumer demands and to remain competitive, suppliers’ share of the value creation in vehicle development was 77.3% in 2012 and is projected to increase to 81.1% by 2025.13 In addition, automakers single source components for a given vehicle platform, but use multiple suppliers for their portfolio of vehicle platforms in order to have pricing leverage over suppliers. Although we are single sourcing any given automotive component, our purchasing group has a reserve of two or three capable suppliers to protect against pricing or other supply risks. In fact, we have successfully switched suppliers for a few components already.

11	Based on the width of the vehicle’s body from left side panel to right side panel, and distinct from track width.
12	Edmunds.com as of 2007 (http://usatoday30.usatoday.com/money/autos/2007-07-15-little-big-cars_N.htm)
13	Oliver Wyman Automotive Manager 2014 Articles (http://www.oliverwyman.com/content/dam/oliver-wyman/global/en/2014/jul/17-19_AM_2014_Boosting%20Engineering%20Performance.pdf)

Unibody and Body Panel Design. The Elio has gone through design and engineering improvements throughout its development, and we have adopted a unibody design. The unibody provides a reduction in weight, improved manufacturability at high volume and improved safety by elimination of fumes during the MIG (metal inert gas) welding process. A unibody design also helps with the fit and finish of the vehicle by providing tighter manufacturing tolerances. This change also allows for the use of steel panels for the outer body. The combination of unibody design and steel outer panels will improve the fit and finish and provide lower fixed and variable costs than composite panels. With the new metals for the outer body, we are able to lower the piece price of the components, lower tooling costs, improve cycle time, design to tighter manufacturing tolerances, improve crashworthiness and have a better overall product. This change also reduces the use of adhesives in the plant, which are volatile and a safety concern.

Engine/Powertrain. Perhaps the most critical aspect to the vehicle’s performance is the engine. The Elio engine is an inline 0.9 liter, 55 horsepower three-cylinder combustion engine, which has been custom-developed for us by IAV. Like the rest of the vehicle, it is designed to take advantage of off-the-shelf, proven components and is a great execution of current automotive technology. To achieve the Elio’s fuel efficiency and power requirements, our engine includes existing technologies found in production automobiles today, such as variable valve lift and exhaust gas recirculation.

Newly Tooled Parts and Components. While much of the vehicle’s construction involves readily available, off-the-shelf components and existing technologies, some parts are unique to the vehicle and will require new tooling to fabricate parts for production. As described above, the engine powertrain for the vehicle will involve a new engine with off-the-shelf parts where possible and unique parts where beneficial, such as the engine block, which is being manufactured by current market leaders in the space. The engine system, along with other powertrain, interior, chassis and body components will also require new parts production to accommodate the performance, styling and features of the vehicle.

Engineering and Development, to Date; Prototype Build and Design Validation. Our development process of the Elio comprises five stages: Concept Design, Engineering Analysis, Detailed Design, Prototype Build and Validation Testing. As of the date of this prospectus, we have made considerable progress through the first three stages of the vehicle’s development. We are currently in the prototype build stage. Through this process, the vehicle safety characteristics, the gasoline efficiency and the cost of manufacturing the vehicle will be confirmed.

We are using Technosports Creative (“Technosports”), a Livonia, Michigan-based prototype maker, to build Elio prototypes and certain other manufactured parts used in the engineering and safety testing process. To date, we have built five marketing (P1-P5) and three engineering (E1A, E1B, E1C) prototypes, with each newer model using the latest engineering design and improved components. Using the proceeds from the offering, Technosports will create eighteen engineering prototypes (second generation build, E1-2 series) using a combination of fabricated, soft-tooled and off-the-shelf components provided by the Elio suppliers, to validate the final design. The prototypes will be used for testing and design evaluation, initial structural performance correlation, and long lead system development. During the prototype build process, issues will be tracked and reported back to the vehicle engineering teams to be addressed.

A series of tests are planned for the prototypes, with some vehicles to be used for multiple tests. In certain instances, the prototype will actually be destroyed or severely damaged by the testing protocol. These tests will, among other things, cover the following systems or vehicle attributes (a) chassis and brake development (3 E1-2 vehicles), (b) ongoing marketing (1 E1-2 vehicle), (c) powertrain development (4 E1-2 vehicles), (d) safety structural impact testing (5 E1-2 vehicles), (e) durability load acquisition and early evaluation (2 E1-2 vehicles), (f) manufacturing development (1 E1-2 vehicle), (g) electrical development (1 E1-2 vehicle), and body and interior development (1 E1-2 vehicle). The specific number of vehicles used for particular tests may vary depending on the outcome of the actual tests. The number of E1-2 vehicle prototypes being used for a particular set of tests are based upon the currently planned testing protocols as of the date of this prospectus.

Since the Elio is classified as a motorcycle under the Federal Motor Vehicle Safety Standards and Regulations, the Elio does not have to meet any destructive safety tests. The crash safety testing for the Elio will be done purely as a due care measure and not because of any regulatory requirement. On the other hand, in order to be eligible for the Advanced Technology Vehicles Manufacturing (ATVM) loan, the Elio has to qualify as an “ultra-efficient vehicle” that achieves at least 75 miles per gallon14 while operating on diesel or gasoline. The Department of Energy (DOE) has informed us that Elio Motors has met the technical eligibility criteria for the ATVM loan based on preliminary analysis. However, it is possible that DOE may require physical testing of the Elio for validation of miles per gallon prior to disbursement of the ATVM loan. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Plan of Operations and Related Sources of Liquidity” for more details on the ATVM loan program and our other sources of liquidity.

Cost Estimates Developed with Vendors. We have also made considerable progress towards identifying and procuring component and parts supply partners who will provide the setup for and future production of components in the vehicle at the start of production. To date, we have obtained cost estimates from 91% of our potential parts and components supply partners, with detailed estimates from each supplier for the pre-production equipment tooling and the per part costs (based on vehicle production volumes).

Our Competitive Strengths

Using American ingenuity, the Elio combines features that we believe to be most significant to vehicle consumers:

•	A Vehicle for the Masses Offering Value at a Compelling Price. With a targeted base price of $7,450 prior to destination/delivery charges, taxes, title, registration and options, we believe the Elio provides mobility for the masses. It is a vehicle within most consumer’s budget, which can serve as an affordable first vehicle or a third vehicle for the appropriate market segments. In addition to the low purchase cost, we expect the total cost of operating an Elio to be substantially below that of any available vehicle due largely to its anticipated fuel efficiency. Antilock braking systems (“ABS”), electronic stability control (“ESC”), air conditioning and heat, AM/FM stereo and power windows and power locks all come standard on the Elio and offer a compelling value proposition that appeals to a broad market across the entire income spectrum.
•	Low Execution Risk. In engineering the Elio we focused on limiting the execution risk in production by utilizing existing, proven technology, such as a combustion engine and off-the-shelf components where possible. Additionally, we have revolutionized the option and customization process moving them out of the manufacturing phase into customization studios. Instead of manufacturing numerous different versions of each model based on the various available trim and option packages, we have streamlined the manufacturing process to produce only 2 vehicle types, resulting from the choice of either manual or automatic transmissions. Each type is available in one of seven colors, for a total of 14 combinations. As a result, the Elio has only 483 end parts provided by approximately 60 suppliers. For comparison purposes, a Toyota Camry has approximately 30,000 parts[15] and, according to Roush Industries, Toyota relies on over 1,000 suppliers. In addition, the lack of reliance on new or untested technology significantly diminishes pre-commercialization startup costs.
•	Revolutionary Sales, Customization and Delivery Network. Although no sites have been selected yet, we plan to open an average of two stores in each of the top sixty metropolitan markets, offering an Elio-branded experience rather than the traditional dealer network. We plan to strategically locate these retail stores within nine hours of one of our seven customization studios stocked with base model Elios manufactured in our Shreveport facility. We intend for our sales and distribution network to offer a compelling customer experience while achieving operating efficiencies and capturing sales revenues traditional automobile manufacturers do not generally receive in the franchised sales and distribution network model. Our revolutionary ePlus system will offer consumers point-of-sale install options. It will allow them to choose the individualized options and upgrades they want, rather than selecting luxury, standard or deluxe pre-set package systems. We expect that the proximity of our retail stores to our customization studios will allow us to deliver customized vehicles within approximately twenty-four hours of purchase. Finally, we have entered into a memorandum of understanding with ADESA under which they have agreed to provide the customization studio sites for option installation. We have also agreed with CarsArrive for it to transport vehicles from customization studios to the stores for customer delivery.
14	ATVM’s 75 miles per gallon is based on the CAFE test method, which is a combined highway and city mileage number. The Elio is expected to achieve 92 mpg measured under the CAFE test method. On the other hand, the Elio’s projected 84 miles per gallon is a highway mileage number, which is based on EPA’s test method, which involves real-world driving conditions.
15	http://www.toyota.co.jp/en/kids/faq/d/01/04/

•	Experienced Automotive Industry Leadership. We have a board of directors with a combined 127 years of leadership experience in automobile manufacturing, auto parts, and new model launches, which we can leverage. This team includes: James Holden, former President and Chief Executive Officer of DaimlerChrysler Corporation; Kenneth Way, former chairman and chief executive officer of Lear Corporation; and David Schembri, former president of Smart USA.

Our Key Growth Strategies

We have identified the following keys to our success:

•	Established Supply Chain and BOM. We believe the successful launch of the Elio is critical to our ability to capitalize on this opportunity in the automotive industry and fulfill our growing reservation base. We have attracted the best of the global supply base to provide us with the parts required for manufacturing the Elio. We have identified a supplier for every part on the vehicle and have 91% of our required supplier quotes in place already and are in discussions with the remaining suppliers. This support from our suppliers will be critical to Elio’s success. The companies helping us launch our vehicle are the same companies that supply parts to all the major auto manufacturers.
•	Compete in Multiple Market Segments. The Elio’s value proposition will allow it to compete in several market segments. While we believe the Elio will be part of the new car market, we will focus primarily on competing in the used car and clunker markets. Due to the Elio’s lower base price, we believe it presents an attractive alternative to consumers currently shopping in (i) the used car market segment, where the average transaction price for a ten-year old vehicle is still approximately $7,700, and (ii) the clunker market segment, which is comprised of vehicles six to fourteen years old or older (referred to as “clunkers”) and drivers who do not want to (or cannot) purchase a substantially better vehicle. We believe the Elio provides an attractive alternative that cannot be matched by other currently available vehicles because it is a relevant option whether a consumer is looking for a new or used car or has a Clunker.
•	Build and Leverage Strategic Relationships. Throughout the design and development of the Elio, we have gathered the support of the top suppliers and aftermarket service providers. Our suppliers are anticipated to include Bosch, Continental Automotive, Aisin, Roush, IAV and Guardian Glass. Additionally, we have partnered with Pep Boys (through a memorandum of understanding) to provide aftermarket service on the Elio through its existing base of approximately 7,000 service bays at over 800 service centers in United States and Puerto Rico. These locations cover 90% of the markets in which we anticipate operating.
•	Strategic Expansion of Company and Brand. While we are focused initially on launching the Elio in the United States, once established in the United States, there is significant opportunity for global expansion. We believe the Elio will be in high demand globally due to its affordability and fuel efficiency. In the lead up to the launch of the Elio, we have limited our marketing activities to focus our capital on engineering and development activities. Despite our limited marketing, we have achieved a brand awareness of 6.5%. As we ramp up our marketing efforts, we expect to increase our brand awareness to the levels closer to that of current auto companies. Further brand awareness leading up to production will also drive increased reservations prior to launch.

Market Considerations

We will initially be selling into the U.S. automobile market, which is highly competitive. We have examined various considerations with regard to the Elio’s market impact, including driving cost analyses, the Elio’s unique profile, cost comparisons to existing vehicles in the market, market testing and target consumer markets.

Driving Cost Analyses. We expect the total cost of operating an Elio to be substantially below that of any available vehicle due largely to its anticipated fuel efficiency.

Unique profile. We have carefully assessed whether a two-passenger vehicle profile will be an impediment to broad market acceptance. According to a survey of 150,000 households completed by the US Department of Transportation’s Federal Highway Administration in 2009 (the “2009 National Household Travel Survey”), the average vehicle occupancy across all types of trips (work, shopping, family errands, and social and recreational) totaled 1.67. When traveling to and from work, the average vehicle occupancy declined to just 1.13, suggesting that almost all work commutes by automobile are made with the driver as the sole vehicle occupant. Only social and recreational trips averaged more than two occupants, measuring at 2.2.

Cost comparisons to existing vehicles. When compared to internal combustion engine vehicles (i.e., those powered by gasoline or diesel oil), the Elio is substantially more attractive on the basis of purchase cost, operating costs and efficiency. When compared to electric vehicle alternatives, the Elio still represents a significantly better value proposition on the basis of purchase cost and convenience. Electric vehicles range in purchase cost from $23,000 (Mitsubishi i-MiEV) to $90,000 (Tesla Model X), and the lack of available charging stations limits the driving range of many of the models, making them less convenient and impractical for longer trips.

Market testing. Since May 2013, we have been touring a prototype Elio across the United States to build awareness, gather feedback and refine the offering. The vehicle has been well received at more than 150 events nationwide. We have been taking reservations through our website for future production models of the Elio, which require deposits of $100 to $1,000, with the average deposit received per reservation of $429, with 95% of the reservation dollar amounts being non-refundable. In August 2016, an offer was circulated that until the Company reached 65,000 total reservations, non-refundable reservation holders will receive a locked price of $7,300, exclusive of destination/delivery charges, taxes, title, registration, and options/installation. As a special incentive if non-refundable reservation holders made a binding purchase commitment, the locked price is reduced to $7,000. As of March 31, 2017, the Company had received 65,255 total reservations, of which 36,435 had received the locked price of $7,300 and 21,204 had made a binding purchase commitment and had received the locked price of $7,000.

Validation from Global Suppliers – One of the reasons we have been able to attract key players from the global supply base is they also seem to believe that the Elio will be a high volume vehicle. Generally, that insight comes from comments by executives of these organizations about Elio. However, there is one global supplier that did its own market analysis before committing to partner with Elio. That market analysis predicts annual U.S. demand for the Elio in excess of 315,000 vehicles.

Target markets. We have surveyed consumers several times to understand the groups most likely to purchase an Elio. The results of these surveys indicate that the demographics of an Elio purchaser will evolve, as the initial purchasers, or “early adopters,” will have a slightly different demographic profile than the broader group of purchasers anticipated in future years. Based on our analyses, we are targeting the Used Car market, the Clunker Replacement market, and the Third Vehicle market.

•	Used Car Market - According to the 2009 National Household Travel Survey, there were 1.86 vehicles per household, and greater than 41 million households had two vehicles, accounting for 36.3% of all US households. The 2014 Used Car Industry Report published by the National Independent Automobile Dealers Association indicated that for 2013, 41.99 million used vehicles and 15.58 new vehicles were sold. The 2014 Used Vehicle Market Report prepared by Edmunds.com revealed that the average transaction price for a ten-year old vehicle was $7,689. We believe that purchasing a new, fuel efficient Elio with full warranties presents an attractive alternative to purchasing a used car with 120,000 miles on it for $7,689, especially first-time buyers and college students.
•	Clunker Segment - Of the 258 million[16] vehicles on the road in the U.S. today, 120 million are six to 14 years old or older, or “Clunkers.” This segment consists of clunker drivers who today, have no intention of getting a different vehicle. They do not want to (or cannot) purchase a substantially better vehicle. Given the low upfront cost of the Elio and its low operating cost, we believe that the Elio will stand out as a newer, lost-cost alternative for clunker drivers. If one were to finance the cost of the Elio over six years, and replace a vehicle with 18 miles per gallon or less, the savings on gas from the new Elio would entirely pay for the vehicle.[17]
•	“And” Vehicle - We had Berline (a Detroit advertising agency) perform a survey to assess the market for the Elio. Berline surveyed 2,000 people who watched a video about the Elio and then completed a questionnaire. 23.8% of the respondents classified themselves as either “Very Likely” or “Extremely Likely” to purchase an Elio, an impressive result for a new vehicle. Even more interesting, 72.7% of this group of “Very Likely” or “Extremely Likely” indicated they would buy an Elio in addition to their current vehicles. As a result of the affordability and fuel efficiency of the Elio, we believe one-car or two-car
16	IHS Automotive. (2015). Average Age of Light Vehicles in the U.S. Rises Slightly in 2015 to 11.5 years, IHS Reports [Press release]. Retrieved from http://press.ihs.com/press-release/automotive/average-age-light-vehicles-us-rises-slightly-2015-115-years-ihs-reports.
17	Assumes price of gas is $2.75 per gallon, vehicle is driven approximately 15,000 miles per year, cost of an Elio is $7,600, and the Elio gets 64.75 miles per gallon (composite), and a 5% interest rate.

households will be able to affordably purchase a cost-effective Elio as a convenient option to supplement their current car(s). Instead of replacing an existing vehicle, consumers could retain their existing minivan or SUV for family outings but use the fuel efficient and HOV eligible Elio for commuting to work – as an “And” vehicle.

Reservations for an Elio

Since 2013, we have been accepting reservation deposits ranging from $100 to $1,000 for purposes of securing vehicle production slots. We offer reservations on a non-refundable and refundable basis at the following levels: $1,000, $500, $250 and $100. Those holding non-refundable reservations have priority over those holding refundable reservations and within each group, those with higher deposits have greater preference over those with lower deposits. Non-refundable deposit customers also receive a sales discount of up to 50% of the non-refundable deposit, up to $500 per deposit. As of March 31, 2017 and December 31, 2016 and 2015, future committed sales discounts offered amounted to approximately $12.15 million, $12.12 million and $10.34 million, respectively. As of March 31, 2017 and December 31, 2016 and 2015, we received refundable deposits of approximately $1.23 million, $1.25 million and $1.09 million, respectively, which are included as current liabilities on our balance sheets. As of March 31, 2017 and December 31, 2016 and 2015, we received nonrefundable deposits of approximately $26.55 million, $26.04 million and $19.59 million, respectively, which are included as long-term liabilities on our balance sheets.

Sales and Service Model

Sales Model. The sales model for our vehicle is based on the establishment and operation of our own retail store network, as opposed to the conventional model utilizing factory-authorized dealer franchises. Our distribution model is designed to enable customers to choose specific options for their vehicles at the point-of-sale. Since they will be purchasing directly from the manufacturer, customers would be able to obtain their desired mix of options and features, rather than choosing from pre-set option packages. With seven color choices and the choice of either a manual or automatic transmission, there will be 14 vehicle combinations available. Customers can then select from an extensive list of add-ons to fully customize their vehicles beyond these 14 base models.

We envision situating our stores as small, stand-alone locations in highly visible community shopping centers of major cities, in which three full-size Elio vehicles can be displayed – one inside the store and two (a standard and an automatic) outside the store to accommodate test drives. Customers would access four to six interactive kiosks placed in-store to assist in their vehicle and vehicle options choices, providing such information as option/accessory menus, pricing, warranty information, service locations and financing options. With only three vehicles being displayed, our retail stores are expected to comprise approximately 4,000 square feet of space.

Fulfillment and Delivery. Once a customer has finalized his/her vehicle and option selections, the order would be transmitted to one of several Elio marshaling/configuration centers, positioned within nine hours of an Elio retail store. These marshaling centers would maintain a stock of base vehicles, provide parts installation of customers’ selected option add-ons to the vehicles, and facilitate the delivery of the vehicle to the retail location of purchase. We expect vehicle orders to be transmitted real time throughout the day, then building out and customizing a base vehicle according to the customer’s specifications. To provide the marshaling services, we have entered into a memorandum of understanding with ADESA, a large national provider of vehicle remarketing services to automotive manufacturers, financial institutions, vehicle rental companies, and fleet management companies.

Service. Since our retail stores are planned only as sales and distribution locations, we have identified an outsourced service partner - The Pep Boys - Manny, Moe & Jack, a publicly-traded, national provider and retailer of automotive aftermarket service and parts. We believe that with an existing base of approximately 800 service centers in 36 states located in 90% of the markets in which we will operate, Pep Boys has the right combination of brand recognition and customer focus for its desired factory authorized service provider. We entered into a preliminary memorandum of understanding as a first step towards securing this working relationship.

Production Plan

Manufacturing Facility. See “—Properties” for a description of the manufacturing facility.

Sourcing. We intend to sole-source components initially from major component suppliers under multi-year supply agreements and develop dual sources of certain components as quickly as practical.

Production Plan. We have developed the facility layout and production plan, based on the significant automotive experience of our manufacturing team. The facility layout has been developed to utilize the existing infrastructure and flexible design of the buildings at the Shreveport facility. Our present launch plan covers a 76-week timetable, which includes a build of 158 pre-production (S-1) prototypes. These prototypes will be utilized solely for the testing of the vehicles. We will test the integration of the components provided off of production tooling. Through numerous tests, validation, durability and crashworthiness verification, we will obtain certification of the vehicles for compliance with government requirements. This phase of testing is categorized as Production Verification. These prototypes will be built using hard tooling with the majority assembled in Shreveport at our production facility. The additional timeline is also required for the integration of the body shop, paint line and powertrain assembly lines in Shreveport, based on current vendor estimates.

Management is committed to making this vehicle available to the public as soon as possible. However, in order to move into production, we require a significant cash inflow to kick-off long lead time production equipment and tooling. Currently, we must raise an estimated $376.6 million in new investment (of a total budget of $531.2 million) to fund production through going cashflow positive. This amount is exclusive of approximately (a) $110.5 million which we assume will be obtained through additional reservation deposits, and (b) sales margin of $44.1 million which we assume will result from our initial customer deliveries of the Elio. We note that as we are in the prototype build stage of development, the amount that we need to raise may change. Our anticipated production timetable is dependent upon receiving such funding in a timely manner, and delays in obtaining additional funding will delay our production timetable. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Plan of Operations and Related Sources of Liquidity” for a more detailed discussion of our liquidity sources.

Intellectual Property

Patents. In order to minimize the cost of bringing the Elio to market, we have chosen not to apply for patents for any of our mechanical innovations related to our development of the Elio. This means that others could develop a vehicle with a similar design and produce a competing product, which would adversely affect our business, prospects, financial condition and operating results. If we are able to successfully launch the Elio, we expect that other companies – whether they are traditional auto companies, motorcycle companies, or other startups – would attempt to begin producing their own three-wheeled vehicles. However, we believe Elio Motors would be well-positioned due to the following:

•	We will be several years ahead of the competition in terms of the design and production capabilities.
•	We will have established a network of automotive supplier relationships that are not easily duplicated by motorcycle manufacturers or other startups.
•	We believe we have created a sustainable brand loyalty through the manner in which we treat our customers. The Elio is being deliberately priced at the $7,450 base price target even though the market will bear a higher price without any competitors at the outset. By not opportunistically overpricing the Elio, it will be difficult for competitors to attract Elio customers away. We believe that most major auto manufacturers are saddled with legacy costs (pension obligations, etc.) and massive corporate infrastructure and overhead that would make it very difficult for them to compete with our targeted $7,450 base price.

Trademark and Trade Name. We have registered the following with the United States Patent and Trademark Office:

•	“ELIO and Design” (the logo consisting of the name “Elio” in a circle) – Registered April 8, 2014, registration number 4510655.
•	“ELIO MOTORS” (name only) – Registered September 2, 2014, registration number 4598749.

Government Regulation

Many governmental standards and regulations relating to safety, fuel economy, emissions control, noise control, vehicle recycling, substances of concern, vehicle damage, and theft prevention are applicable to new motor vehicles, engines, and equipment manufactured for sale in the United States, Europe, and elsewhere. In addition, manufacturing and other automotive assembly facilities in the United States, Europe, and elsewhere are subject to stringent standards regulating air emissions, water discharges, and the handling and disposal of hazardous substances. The most significant of the standards and regulations affecting us are discussed below:

Mobile Source Emissions Control. The federal Clean Air Act imposes stringent limits on the amount of regulated pollutants that lawfully may be emitted by new vehicles and engines produced for sale in the United States. The current (“Tier 2”) emissions regulations promulgated by the Environmental Protection Agency, or EPA, set standards for motorcycles. Tier 2 emissions standards also establish durability requirements for emissions components to 5 years or 30,000 kilometers.

California has received a waiver from the EPA to establish its own unique emissions control standards for certain regulated pollutants. New vehicles and engines sold in California must be certified by the California Air Resources Board, or CARB. CARB’s emissions standards for motorcycles are in line with those of the EPA. We currently expect that the Elio will meet and exceed both the EPA’s and CARB’s standards.

Motor Vehicle Safety. The National Highway Traffic Safety Administration, or NHTSA, defines a motorcycle as “a motor vehicle with motive power having a seat or saddle for the use of the rider and designed to travel on not more than three wheels in contact with the ground.” In order for a manufacturer to sell motorcycles in the U.S., the manufacturer has to self-certify to meet a certain set of regulatory requirements promulgated by the NHTSA in its Federal Motor Vehicle Safety Standards, or FMVSS.

Our FMVSS strategy is designed to meet motorcycle requirements and conform as much as possible to automotive FMVSS requirements while not violating the motorcycle requirements that we must meet.

The National Traffic and Motor Vehicle Safety Act of 1966, or Safety Act, regulates vehicles and vehicle equipment in two primary ways. First, the Safety Act prohibits the sale in the United States of any new vehicle or equipment that does not conform to applicable vehicle safety standards established by NHTSA. Meeting or exceeding many safety standards is costly, in part because the standards tend to conflict with the need to reduce vehicle weight in order to meet emissions and fuel economy standards. Second, the Safety Act requires that defects related to motor vehicle safety be remedied through safety recall campaigns. A manufacturer is obligated to recall vehicles if it determines the vehicles do not comply with a safety standard. If we or NHTSA determine that either a safety defect or noncompliance exists with respect to any of our vehicles, the cost of such recall campaigns could be substantial.

Operator’s License and Helmet Requirements. Since the Elio is a motorcycle by NHTSA definition, laws and regulations pertaining to the operation of a motorcycle and wearing a helmet apply to us. We have worked with state legislatures to seek an exemption from the application of these requirements. As of this date, two states require the use of helmets while operating an enclosed three-wheel vehicle if the operator is under a specified age (generally under 18).18

The American Association of Motor Vehicle Administrators (AAMVA), which is a tax-exempt, nonprofit organization developing model programs in motor vehicle administration, law enforcement and highway safety, and which represents the state and provincial officials in the United States and Canada who administer and enforce motor vehicle laws, issued a report in October 2013, titled “Best Practices for the Regulation of Three-Wheel Vehicles.” In that report, the AAMVA distinguishes a traditional three-wheel motorcycle from what it calls an “autocycle” – a three-wheel motorcycle that has a steering wheel and seating that does not require the operator to straddle or sit astride it. In addition, the AAMVA issued the following recommendations for autocycles:

•	Registering autocycles differently than three-wheel motorcycles – using AU instead of 3W for the body style and creating a distinguishing plate alpha/numeric configuration or using a distinguishing feature on the plate to indicate the vehicle is registered as an autocycle; and
•	With respect to driver license requirements, allowing operation of autocycles with a standard automobile license.

As of this date, 31 states recognize the definition of autocycle (in most cases, with the added provision that it must be an enclosed or partially enclosed motorcycle).

18	Alaska and Maine.

Pollution Control Costs. We are required to comply with stationary source air and water pollution and hazardous waste control standards that are now in effect or are scheduled to come into effect with respect to our manufacturing operations. We do not yet have an estimate of the cost of compliance.

Motor Vehicle Manufacturer and Dealer Regulation. State laws regulate the manufacture, distribution, and sale of motor vehicles, and generally require motor vehicle manufacturers and dealers to be licensed in order to sell vehicles directly to consumers in the state. As described above in “—Sales and Service Model,” establishing and operating our own retail store network means that we will need to secure dealer licenses in order to do so. It will not be possible to obtain a dealer license in all 50 states since a few states presently do not permit motor vehicle manufacturers to be licensed as dealers or to act in the capacity as a dealer, or otherwise restrict a manufacturer’s ability to deliver vehicles. Where we are unable to obtain a dealer license, we may have to conduct sales out of the state using our website, phone or mail. We do not yet have an estimate of the cost of compliance with motor vehicle manufacturer and dealer regulations.

The Company will need to initiate a 50-state survey of the regulatory landscape surrounding the direct sales of motorcycles or autocycles. Once the survey is complete, we intend to pursue a legislative approach to amend current laws, which would permit autocycle manufacturers such as Elio Motors to sell autocycles directly to consumers. In those states that would ban direct sales even after all legislative efforts have been exhausted, we plan to open and operate galleries, where customers would be able to view the Elio vehicles and then would be directed to the Company’s website to complete their purchase. We expect that certain customers may in fact be deterred from purchasing exclusively online.

CAFE Credits

In 1975 in response to the Arab oil embargo, the U.S. Congress enacted Corporate Average Fuel Economy (CAFE) standards in an effort to reduce U.S. dependence on foreign oil and save on fuel costs through the improvement of U.S. automobile fuel efficiencies. The National Highway Traffic Safety Administration (NHTSA) is responsible for administering the CAFE program, which was amended in 2007 to establish a trading credit program to incentivize auto manufacturers to further improve vehicle fuel efficiencies. Auto manufacturers may earn CAFE credits (or be penalized) by exceeding (or failing to meet) increasingly more ambitious compliance standards for the model year of each passenger car or light duty truck produced. Accumulated CAFE credits are transferable and saleable to other auto manufacturers and can be carried forward up to five years. Credits (or penalties) are totaled for the manufacturer’s entire production fleet for a particular model year, and are applied at a rate of $55 per 1 mpg above (or below) the standard. The CAFE standard has been amended to increase mpg for cars and light trucks from 48.7 to 49.7 mpg by 2025. Currently, we do not qualify for participation in the CAFE program, since the Elio is not an automobile. We have been working with members of Congress and with the former acting head of the NHTSA to permit participation in the program by autocycles.

If we are successful in our efforts to have the Elio qualify for CAFE credits, according to the estimated fuel economy of the Elio, we could be well-positioned to earn a substantial number of credits (potentially worth over $200 million annually), from which we could generate extensive future revenues through the sale and transfer of these credits to other auto industry manufacturers. We have received indications from auto industry manufacturers that they would purchase our credits upon confirmation that we can participate in the CAFE program. There can be no assurance that our efforts in Congress will be successful and that we will qualify for participation in the CAFE program at any point in the future. Further, there can be no assurance that there will be a market for our CAFE credits, even if we can participate in the program.

Competition

The worldwide automotive market, particularly for economy and alternative fuel vehicles, is highly competitive today, and we expect it will become even more so in the future. Other manufacturers have entered the three-wheeled vehicle market, and we expect additional competitors to enter this market within the next several years. As they do so, we expect that we will experience significant competition. With respect to the Elio, we also face strong competition from established automobile manufacturers, including manufacturers of high-MPG vehicles, such as Ford, Fiat, Nissan, Volkswagen, Chevrolet, BMW, Mitsubishi, Toyota, Honda, Smart and Tesla Motors.

Most of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. Virtually all of our competitors have more extensive customer bases and broader customer and industry relationships than we do. In addition, almost all of these companies have longer operating histories and greater name recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively.

Furthermore, certain large manufacturers offer financing and leasing options on their vehicles and also have the ability to market vehicles at a substantial discount, provided that the vehicles are financed through their affiliated financing company. We do not currently offer any form of direct financing on our vehicles. The lack of our direct financing options and the absence of customary vehicle discounts could put us at a competitive disadvantage.

We expect competition in our industry to intensify in the future in light of increased demand for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Factors affecting competition include product quality and features, innovation and development time, pricing, reliability, safety, fuel economy, customer service and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in a further downward price pressure and adversely affect our business, financial condition, operating results and prospects. Our ability to successfully compete in our industry will be fundamental to our future success in existing and new markets and our market share. There can be no assurances that we will be able to compete successfully in our markets. If our competitors introduce new cars or services that compete with or surpass the quality, price or performance of our vehicles or services, we may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow us to generate attractive rates of return on our investment. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results.

Research and Development

During the fiscal years ended December 31, 2016, 2015, and 2014, we spent approximately $20.08 million, $2.09 million, and $5.47 million, respectively, on engineering, research and development activities. The 2016 increase in engineering was driven by our successful Regulation A offering.

Employees

As of March 31, 2017, we employed a total of 7 full-time and 2 part-time people. None of our employees are covered by a collective bargaining agreement. Most of the significant engineering work on the Elio design has occurred through our prospective suppliers and partners and engineering consultants. In January 2017, because of limited cash resources, we furloughed several employees until additional funding is in place.

Legal Proceedings

On July 10, 2017, the Louisiana Motor Vehicle Commission (the “LMVC”) held that the Company was in violation of certain state laws by operating as a manufacturer and dealer without a license. The LMVC fined the Company a total amount of $545,000; $272,500 for not having a manufacturer's license and $272,500 for not having an automobile dealer's license. The LMVC ordered the Company to obtain both licenses to manufacture and deal in Louisiana and to place all refundable reservations into a trust account within 60 days of the LMVC’s decision, or face a daily fine of $5,000. The Company intends to appeal the LMVC’s decision.

On February 23, 2017, a claim was made by a supplier for payment of a past due balance. The outstanding balance is approximately $0.27 million. The amount is listed on our payables schedule and a monthly payment schedule was established to complete payment in August 2017.

Properties

Our principal office is located at 2942 North 24th Street, Suite 114-700, Phoenix, Arizona, which is a mailing address of an executive suite leased on a month-to-month basis for $46 per month. In June 2016, we entered into a two-year lease agreement for administrative offices located at 120 North 44th Street, Suite 325, Phoenix, Arizona 85034 for a total of $2,557 per month.

In 2013, we acquired the former General Motors (“GM”) light truck assembly plant in Shreveport, Louisiana to house our manufacturing operations. The property was one of the facilities transferred to the Revitalizing Auto Communities Environmental Response (“RACER”) Trust in March 2011, which was created to redevelop and sell 89 former GM facilities. The facility equipment was purchased by us from the RACER Trust, with all of the GM manufacturing equipment in place, for $3 million in cash and a $23 million promissory note. The real property was purchased by an affiliate of Industrial Realty Group, LLC (“IRG”), the Shreveport Business Park, LLC, for $7.5 million. IRG and Shreveport Business Park, LLC are entities owned and controlled by Stuart Lichter, one of our directors and significant stockholders.

A portion of the purchased machinery and equipment secures a promissory note due to CH Capital Lending, LLC in the original principal amount of $9.85 million. Interest accrues on the note at 10% per annum, which was due on July 31, 2015. We entered into an extension agreement with CH Capital Lending, LLC in which CH Capital Lending, LLC has agreed to extend the maturity date of the note to July 31, 2018. CH Capital Lending, LLC is an affiliate of Stuart Lichter, and Mr. Lichter has guaranteed the repayment of this note. At December 31, 2016 and 2015, the unpaid principal balance of the note was approximately $4.77 million and $6.66 million, respectively. See Note 7 “Long-Term Debt” of the Notes to Financial Statements for more information regarding this debt obligation.

The note to RACER Trust is secured by a lien subordinated to the lien of CH Capital Lending on certain machinery and equipment and is non-interest bearing, but has default interest of 18% per annum. The note, as amended, extended the monthly principal payment of $173,500 until September 30, 2017, with the remaining outstanding principal due on July 31, 2018. As of December 31, 2016 and 2015, the outstanding principal balance was approximately $21.13 million, respectively. See Note 7 Long-Term Debt of the Notes to Financial Statements for more information regarding this debt obligation.

GM invested approximately $1.5 billion in the years prior to the plant’s closing in 2012. As a result, it is one of the most modern automobile manufacturing facilities in North America, with fully integrated chassis conveyors, and moving workstations for engine, interior, body, and glass installation and fluid filling. 19 We believe that the use of this facility by us greatly lowers start-up production risks of the project. Prospectively, prior to the start of production, this saves us as much as $350 million in facility and equipment costs.

The facility is located on approximately 437 acres in Caddo Parish, in an industrial park southwest of Shreveport, Louisiana. There are three main structures on the property, excluding the wastewater treatment and power generation facilities. The three structures include the general assembly building (to be used by us), the former metal stamping and body manufacturing building (not to be used by us) and the original manufacturing building and paint shop (to be partially used by us). Of the approximately 3.2 million square feet of manufacturing space, we will utilize less than one-third.

The facility is located 2 miles from Interstate 20 and approximately 12 miles from downtown Shreveport. It is serviced by 7 active rail spurs, utilized for delivery of raw material and component supplies to the factory floor, as well as for the loading and rail transport of finished vehicles in the marshaling and shipping yard (to be used by us) at the northern end of the property.

In December 2013, we entered into an agreement with Shreveport Business Park, LLC to lease 997,375 rentable square feet of manufacturing and warehouse space for a 25-year term, which provides for a rent-free period until the earlier of four months after the start of production or August 1, 2015, after which the base rent will be $249,344 per month. We have two options to extend the term of the lease for 25 additional years each, as well as an option to expand into additional space. Since December 2013, we have been obligated to pay taxes, insurance expenses and common expenses with respect to this space. On November 17, 2016, we entered into an amendment to the lease which converted the accrued and projected payments and common area maintence, insurance and tax charges, to Series C Preferred Stock and a warrant to purchase an additional 25,000 shares of our Common Stock, as discussed in Note 8 “Capital Sublease Obligation” of the Notes to Financial Statements. The agreement converted payments through December 31, 2017 and payments will commence on January 1, 2018.

Among the terms of our purchase agreement with RACER Trust was our agreement to use and develop the property so as to create at least 1,500 new jobs. We agreed that if we had not created 1,500 new jobs by February 28, 2016, we would pay RACER Trust $5,000 for each full-time, permanent direct job that fell below the required number. This commitment was extended until July 1, 2017. In May 2017, we amended our agreement with RACER Trust pursuant to which our commitment to create 1,500 jobs by July 1, 2017 has been extended to September 1, 2019. We previously recorded a current liability of $7.5 million as of December 31, 2016, but we will make the appropriate adjustment to our balance sheet to reflect the liability. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Subsequent Events” for additional information.

19	https://usatoday30.usatoday.com/money/autos/2009-06-24-Gmm-plant_N.htm; http://www.inautonews.com/the-last-chevrolet-colorado-truck-rolled-off-the-shreveport-assembly-plant

MANAGEMENT

The following table sets forth the names, ages and titles of our directors and executive officers:

Name	Position	Age	Term of Office
Executive Officers:
Paul Elio	Chairman and Chief Executive Officer	53	October 2009
Connie Grennan	Chief Financial Officer	69	March 2013

Directors:
Paul Elio	Director	53	October 2009
James Holden	Director	65	November 2012
Hari Iyer	Director	52	November 2012
Stuart Lichter	Director	68	November 2012
David C. Schembri	Director	63	November 2012
Kenneth L. Way	Director	77	November 2012

All of our executive officers work full-time. There are no family relationships between any directors or executive officers. During the past five years, none of the persons identified above has been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses.

Executive Officers

Paul Elio, Chief Executive Officer and Board Chairman.   Mr. Elio founded Elio Motors and has been its CEO and Chairman since the Company’s inception. He has over 18 years of experience in business management and engineering, most recently as founder and CEO, from 1998 to 2011, of Elio Engineering, dba ESG Engineering. ESG was a Tempe, Arizona company which designed, engineered and prototyped automotive and clean-tech products using state-of-the-art design tools and techniques, evaluated them for engineering feasibility and designed them for high volume manufacturing and assembly. Mr. Elio held various positions at Johnson Controls from 1992 to 1997. He holds numerous patents related to various mechanisms. He graduated from the General Motors Institute of Engineering & Management (now Kettering University) with a Bachelor of Science in Mechanical Engineering in 1995.

Connie Grennan, Chief Financial Officer.   Ms. Grennan has been the Chief Financial Officer of Elio Motors since March 2013, and has over 30 years of financial and operational experience in similar positions in several startup organizations, as well as valuable experience in the large corporate environment with a division of Lockheed Martin as Director of Finance and Administration. Her experience includes management of accounting and finance, banking and investor relationships, human resources, facilities, information systems, and contract management. From March 2010 to February 2013, Ms. Grennan consulted as the chief financial officer for OzMo Inc., a company based in Palo Alto, California, which developed and provided Wi-Fi compatible communication technology products. She received her Bachelor of Science in Accounting from Arizona State.

Directors

James Holden, Director.   Mr. Holden is the former Chief Executive Officer of DaimlerChrysler, where he worked in various leadership positions for 19 years until November 2000. He has been a director of Sirius XM Radio, Inc. since August 2001, of Speedway Motorsports, Inc. since 2004, and of Snap-on, Inc. since 2009. Mr. Holden was a director of Motors Liquidation Company until its dissolution in December 2011. Mr. Holden earned a B.S. in political science from Western Michigan University and a MBA degree from Michigan State University.

Stuart Lichter, Director.   Mr. Lichter is President and Chairman of the Board for Industrial Realty Group, LLC (IRG), a privately-held real estate development and investment firm specializing in the acquisition, development and management of commercial and industrial real estate across the United States. IRG’s core competency is retrofitting otherwise obsolete buildings, corporate campuses, former military bases and industrial complexes. Mr. Lichter oversees all critical aspects of the business, including acquisitions, leasing, and property management at IRG, which he founded 40 years ago.

David C. Schembri, Director.   Since November 2016, Mr. Schembri has been the CEO of EVgo Services LLC, a Houston,Texas-based company that owns and operates a network of public electric vehicle charging stations. From

August 2012 to November 2016, Mr. Schembri was the CEO of the Active Aero Group, of Belleville, Michigan, a supply-chain solutions provider focused on transportation logistics for customers with sensitive or time-critical freight, principally in the United States and Mexico. From February 2010 to August 2012, he was the CEO of Vehicle Production Group, a company based in Allen Park, Michigan, that made vans for the disabled. From July 2006 to January 2010, Mr. Schembri was the President of Smart USA, a Penske Automotive Group company. He was responsible for the successful launch of Smart USA (a division of Mercedes-Benz), which included establishing and maintaining a sales and service retail network, customer relations, logistics, advertising, marketing, PR, government relations, and a parts distribution network. Much of his career was spent in various executive positions at Mercedes-Benz (1994 to 2005) and Volkswagen (1979 to 1993). He attended the University of Detroit, where he earned both his Bachelor’s degree and his MBA.

Kenneth L. Way, Director.   Mr. Way served as the Chief Executive Officer of Lear Corporation from 1988 to September 2000 and Chairman of the Board from 1988 to December 2002. Mr. Way served with Lear Corporation and its predecessor companies for 37 years in various engineering, manufacturing and general management capacities. During his career he has served as a director for several organizations. At present, he is a director of CMS Energy of Jackson, Mississippi, and of Cooper Standard Auto, of Novi, Michigan, positions he has held since 1997 and 2004, respectively.

Hari Iyer, Director.   In addition to serving as a director, Mr. Iyer was the Chief Operating Officer of Elio Motors from January 2014 to May 2016. He left the Company to start a new business, YoYo, an on-demand, pay-per-mile car subscription service as an alternative to buying or leasing automobiles. He brings nearly 25 years of product development, business strategy and operations expertise in the automotive industry. From January 2011 to August 2013, Mr. Iyer was Executive Vice President at Envia Systems, a Silicon Valley battery manufacturer, where he led all aspects of business strategy and product commercialization. From October 2009 to November 2010 (and as a full-time consultant from ESG Engineering from October 2006 to September 2009), he served as Vice President of Engineering at Next Autoworks Company. At Next Autoworks, Mr. Iyer developed the original vehicle architecture, led the selection of vehicle technologies and suppliers and was responsible for all module engineering teams. From June 1999 to September 2009, Mr. Iyer was co-founder and Chief Operating Officer at ESG Engineering, a product development firm specializing in the automotive and cleantech space. Mr. Iyer held various positions at Johnson Controls, Automotive Systems Group from January 1989 to August 1997. He received his M.S. in Mechanical Engineering from Penn State and his M.B.A. from Stanford Graduate School of Business.

Board Composition and Election of Directors

Director Independence

Our board of directors consists of six members. Our board of directors has determined that there are three independent directors in accordance with the listing requirements of the NASDAQ. Under the applicable NASDAQ rules, we are permitted to phase in our compliance with the majority independent board requirement of the NASDAQ within one year of our listing on the NASDAQ. The NASDAQ independence definition includes a series of objective tests, including that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his family members has engaged in various types of business dealings with us. In addition, as required by NASDAQ rules, our board of directors has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

Board Leadership Structure

Our board of directors is currently led by our chairman and chief executive officer, Paul Elio. While our board of directors recognizes that it is important to determine an optimal board leadership structure to ensure the independent oversight of management as the Company continues to grow, it has determined that the Company must reach the production stage before it can separate the roles of chief executive officer and chairman of the board.

Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

Our board of directors has responsibility for the oversight of the Company’s risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business and the steps we take to manage them. The risk oversight process includes receiving regular reports from board committees and members of senior management to enable our board to understand the Company’s risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, strategic and reputational risk.

The audit committee reviews information regarding liquidity and operations, and oversees our management of financial risks. Periodically, the audit committee reviews our policies with respect to risk assessment, risk management, loss prevention and regulatory compliance. Oversight by the audit committee includes direct communication with our external auditors, and discussions with management regarding significant risk exposures and the actions management has taken to limit, monitor or control such exposures. The compensation committee is responsible for assessing whether any of our compensation policies or programs has the potential to encourage excessive risk-taking. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board is regularly informed through committee reports about such risks. Matters of significant strategic risk are considered by our board as a whole.

Board Committees and Independence

Our board has established three standing committees—audit, compensation and nominating and corporate governance – each of which operates under a charter that has been approved by our board. Upon completion of this offering, each committee’s charter will be available under the Corporate Governance section of our website at www.eliomotors.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Audit Committee

The audit committee’s main function is to oversee our accounting and financial reporting processes and the audits of our financial statements. This committee’s responsibilities include, among other things:

•	appointing our independent registered public accounting firm;
•	evaluating the qualifications, independence and performance of our independent registered public accounting firm;
•	approving the audit and non-audit services to be performed by our independent registered public accounting firm;
•	reviewing the design, implementation, adequacy and effectiveness of our internal accounting controls and our critical accounting policies;
•	discussing with management and the independent registered public accounting firm the results of our annual audit and the review of our quarterly unaudited financial statements;
•	reviewing, overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;
•	reviewing on a periodic basis, or as appropriate, any investment policy and recommending to our board any changes to such investment policy;
•	reviewing any earnings announcements and other public announcements regarding our results of operations;
•	preparing the report that the Commission requires in our annual proxy statement;
•	reviewing and approving any related party transactions and reviewing and monitoring compliance with our code of conduct and ethics; and
•	reviewing and evaluating, at least annually, the performance of the audit committee and its members including compliance of the audit committee with its charter.

The members of our audit committee are James Holden, David Schembri and Kenneth Way. Mr. Schembri serves as the chairperson of the committee. All members of our audit committee meet the requirements for independence and financial literacy under the applicable rules and regulations of the Commission and the NASDAQ. Our board of directors has determined that Mr. Schembri is an “audit committee financial expert” as defined by applicable Commission rules and has the requisite financial sophistication as defined under the applicable NASDAQ rules and regulations. The audit committee operates under a written charter that satisfies the applicable standards of the Commission and the NASDAQ.

Compensation Committee

Our compensation committee approves policies relating to compensation and benefits of our officers and employees. The compensation committee approves corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and approves the compensation of these officers based on such evaluations. The compensation committee also approves the issuance of stock options and other awards under our equity plan. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter.

The members of our compensation committee are James Holden and Kenneth Way, and Mr. Holden serves as the chairperson of the committee. Our Board has determined that each of Messrs. Holden and Way is independent under the applicable rules and regulations of the NASDAQ, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, or Section 162(m). The compensation committee operates under a written charter, which the compensation committee will review and evaluate at least annually.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for assisting our board of directors in discharging the board’s responsibilities regarding the identification of qualified candidates to become board members, the selection of nominees for election as directors at our annual meetings of stockholders (or special meetings of stockholders at which directors are to be elected), and the selection of candidates to fill any vacancies on our board of directors and any committees thereof. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies, reporting and making recommendations to our board of directors concerning governance matters and oversight of the evaluation of our board of directors. The members of our nominating and corporate governance committee are David Schembri and Kenneth Way, and Mr. Way serves as the chairman of the committee. Our board has determined that each of Messrs. Schembri and Way is independent under the applicable rules and regulations of the NASDAQ relating to nominating and corporate governance committee independence. The nominating and corporate governance committee operates under a written charter, which the nominating and corporate governance committee will review and evaluate at least annually.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has ever been one of our officers or employees. None of our executive officers currently serves, or has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our code of business conduct and ethics is available under the Corporate Governance section of our website at www.eliomotors.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of the NASDAQ concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

EXECUTIVE COMPENSATION

Named Executive Officers

We are an emerging growth company for purposes of the Commission’s executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to our “named executive officers,” who are those individuals serving as our principal executive officer and our two other most highly compensated executive officers who were serving as executive officers at the end of the last completed fiscal year.

This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below. For the fiscal years ended December 31, 2016 and 2015, our “named executive officers” and their positions were as follows:

•	Paul Elio, Chief Executive Officer
•	Hari Iyer, Chief Operating Officer
•	Connie Grennan, Chief Financial Officer

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the closing of this offering may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

The following table sets forth information about the remuneration of our named executive officers for services rendered during our fiscal years ended December 31, 2016 and 2015.

Name and Principal Position	Year	Salary ($)	Option Awards ($)		All Other Compensation ($)		Total ($)
Paul Elio, Chief Executive Officer	2016	250,000	0		0		250,000
	2015	250,000	0		0		250,000
Hari Iyer, Chief Operating Officer	2016	104,167	0		80,000	(2)	184,167
	2015	250,000	0		0		250,000
Connie Grennan, Chief Financial Officer	2016	175,000	1,099,000	(1)	0		1,274,000
	2015	150,000	0		0		150,000
(1)	The option awards were valued using a Black-Scholes option pricing model using the following assumptions: volatility rate of 70.0%; risk-free interest rate of 1.11% based on a U.S. Treasury rate of 3 years; and a 4.5-year expected option life.
(2)	Mr. Hari Iyer resigned as our Chief Operating Officer on May 31, 2016. Effective June 1, 2016, we entered into an independent contractor consulting agreement with Mr. Iyer. Under the terms of the agreement, Mr. Iyer will continue to advance our ATVM loan application. The agreement has a term of one year and requires payment of $10,000 per month. We paid $50,000 to Mr. Iyer as a back-end retainer covering the last five months of the agreement’s term in June 2016. We also made payments to Mr. Iyer in the amount of $10,000 and $20,000 in July 2016 and November 2016, respectively.

Narrative Disclosure to Compensation Tables

Compensation to Paul Elio for 2016 remains at the same rate. Connie Grennan’s salary was increased to $175,000 on January 1, 2016.

Salaries of our named executive officers are generally reviewed annually and are based on the scope of an executive officer’s responsibilities, individual contribution, prior experience and sustained performance. Other factors that may influence salaries of our named executive officers include the size and activity of the Company, the stage of the Company’s development and the salaries of executive officers within the industry.

We have not entered into employment agreements with any our executive officers.

Outstanding Equity Awards at Fiscal Year-end

Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
Paul Elio	0	0	0	—	—
Hari Iyer	0	0	0	—	—
Connie Grennan	0	100,000	0	19.68	10/11/2023

The options vest equally over three years beginning October 2017, and options granted to employees may not be exercised until production commences.

2016 Stock Option Plan. In May 2016, our shareholders adopted the 2016 Incentive and Nonstatutory Stock Option Plan (the “2016 Stock Option Plan”), the principal terms of which are summarized below. The following summary is qualified in its entirety by the full text of the 2016 Stock Option Plan, which is an exhibit to the annual report filed with the Commission on May 1, 2017.

The 2016 Stock Option Plan is intended to (i) encourage ownership of shares by our employees and directors and certain consultants to the Company; (ii) induce them to work for the benefit of the Company; and (iii) provide additional incentive for such persons to promote the success of the Company.

Our Compensation Committee administers the 2016 Stock Option Plan, which permits the granting of options to purchase up to 2,000,000 shares of Common Stock.

Persons eligible to receive awards under the 2016 Stock Option Plan include employees, officers and directors of the Company, and certain consultants and advisors to the Company.

The Board of Directors or committee may amend, suspend or discontinue the 2016 Stock Option Plan at any time or from time to time; provided that no action of the Board shall adversely affect any rights under stock options already granted. No amendment to the 2016 Stock Option Plan can be made to the extent shareholder approval of such amendment is required by applicable provisions of the Internal Revenue Code, the rules of any applicable stock exchange, or applicable provisions of federal securities laws or state corporate and securities laws.

The 2016 Stock Option Plan contains provisions for proportionate adjustment of the number of shares for outstanding options and the option price per share in the event of stock dividends, recapitalizations, stock splits or combinations.

Each option granted under the 2016 Stock Option Plan is evidenced by a written option agreement between us and the optionee. The option price of any incentive stock option or any non-qualified stock option may be not less than 100% of the fair market value per share on the date of grant of the option; provided, however, that any incentive stock option granted to a person owning more than 10% of the total combined voting power of the Common Stock will have an option price of not less than 110% of the fair market value per share on the date of grant. “Fair Market Value” per share as of a particular date is defined in the 2016 Stock Option Plan as the closing sales price of our Common Stock (or the closing bid, if no sales were reported), as reported on a national securities exchange or automated quotation system. If none, the Fair Market Value shall be the mean between the high bid and low asked prices for the Common Stock. In the absence of an established market for the Common Stock, the value shall be determined by the Board or committee in its discretion in good faith.

The exercise period of incentive stock options or non-qualified options granted under the 2016 Stock Option Plan may not exceed ten years from the date of grant thereof. Incentive stock options granted to a person owning more than ten percent of the total combined voting power of our Common Stock will be for no more than five years.

The Board or committee has the authority to determine the provisions, terms and conditions of each option, including, but not limited to, a vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment, payment contingencies and satisfaction of any performance criteria.

To exercise an option, the optionee must pay the full exercise price in cash, by check or such other legal consideration as may be approved by the Board or committee. Such other consideration may consist of shares of Common Stock having a fair market value equal to the option price, cashless exercise, a personal recourse note, or in a combination of cash, shares, cashless exercise and a note, subject to approval of the Board or committee.

Options granted under the 2016 Stock Option Plan generally are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient’s lifetime, only by the recipient. An option may not be exercised unless the optionee then is an employee, consultant, officer, or director of our Company or its subsidiaries, and unless the optionee has remained continuously as an employee, consultant, officer, or director of our Company since the date of grant of the option. An option may be exercised after the termination of an optionee’s continuous service only to the extent provided in the optionee’s option agreement.

Options Granted. In October 2016, the Compensation Committee granted a total of 510,380 stock options, which are exercisable at $19.68 per share and expire in October 2023. The options vest equally over three years beginning October 2017, and options granted to employees may not be exercised until production of the Elio commences. As of December 31, 2016, 121,380 options were forfeited.

Employee Benefits and Perquisites. Our named executive officers are eligible to participate in our health and welfare plans. We do not provide our named executive officers with any other perquisites or other personal benefits.

Compensation of Directors

Name	Fees earned or paid in cash ($)	Option awards ($)(1)	All other compensation ($)	Total ($)
James Holden	0	263,760	0	263,760
Stuart Lichter	0	0	0	0
David Schembri	0	131,880	0	131,880
Kenneth Way	0	263,760	0	263,760
(1)	The option awards were valued using a Black-Scholes option pricing model using the following assumptions: volatility rate of 70.0%; risk-free interest rate of 1.11% based on a U.S. Treasury rate of 3 years; and a 4.5-year expected option life.

We currently do not pay directors’ fees for attendance at meetings. We reimburse our officers and directors for reasonable expenses incurred during the course of their performance.

In October 2016, Messrs. Holden, Schembri and Way were granted options to purchase 24,000, 12,000 and 24,000 shares, respectively. The options vest equally over three years beginning October 2017, expire in October 2023, and are exercisable at $19.68 per share.

Limitations of Liability and Indemnification Matters

Our certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL, which prohibits our certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or our stockholders;
•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; or
•	any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation and amended and restated bylaws also provide that if Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our certificate of incorporation and amended and restated bylaws also provide that we shall have the power to indemnify our employees and agents to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our amended and restated bylaws would permit indemnification. We have obtained directors’ and officers’ liability insurance.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our certificate of incorporation and bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions in our certificate of incorporation, bylaws, and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.

The above description of the indemnification provisions of our certificate of incorporation, our amended and restated bylaws and our indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

The limitation of liability and indemnification provisions in our certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below the transactions and series of similar transactions, since January 1, 2014, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and
•	any of our directors, executive officers, holders of more than 5% of our capital stock or any member of their immediate family had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements with directors and executive officers, which are described where required in “Executive Compensation.”

Paul Elio and ESG Engineering

The original design for the Elio was conceived by Paul Elio and Elio Engineering, Inc., dba ESG Engineering, a company partially owned and controlled by Paul Elio. ESG Engineering transferred all rights to the design to Elio Motors, valued at $25,000,000, as consideration for 25,000,000 shares of our Common Stock. In addition, we assumed approximately $1,277,187 of payables that ESG Engineering had incurred on behalf of Elio Motors. At December 31, 2016, 2015 and 2014, these outstanding payables were $0, $0 and $164,827, respectively. ESG Engineering transferred 12,250,000 shares of our Common Stock to Paul Elio in November 2012 in consideration for his services in forming and organizing Elio Motors.

Transfer of Consumer Financing Rights

In 2012, we transferred the right to provide consumer financing for the purchase of the Elio to Carr Finance Company, LLC (“Carr”) in consideration of Paul Elio’s efforts to devote his time and attention to developing the business of our company with only limited compensation. Mr. Elio holds 51% of the membership interests in Carr. Mr. Elio’s two sisters and brother own the remaining 49% of the membership interests in Carr.

Guaranty of Loan Repayment Provided by Stuart Lichter; Loan from CH Capital Lending

On February 28, 2013, in connection with the acquisition of certain machinery and equipment at the Shreveport facility, we entered into a promissory note with GemCap Lending I, LLC for $9,850,000, the payment of which is secured by a first lien on our equipment at the Shreveport facility. Stuart Lichter personally guaranteed the payment of this note. CH Capital Lending, LLC purchased the loan from GemCap on August 1, 2014. CH Capital Lending is an affiliate of Stuart Lichter. On July 31, 2015, we entered into a forbearance agreement with CH Capital Lending in which CH Capital Lending has agreed to forbear on enforcing the payment of this note until July 31, 2016. Subsequent to year end, we entered into a loan extension agreement, which extended and amended the maturity date to July 31, 2018.

Lease with Shreveport Business Park, LLC

Our equipment is located in a plant in Shreveport, Louisiana, which is leased by Shreveport Business Park, LLC (“SBP”), an entity owned and controlled by Stuart Lichter, one of Elio’s directors and significant stockholders. We entered into an agreement with SBP in December 2013 to sublease 997,375 square feet of manufacturing and warehouse space for a 25-year term, which provides for a rent-free period until the earlier of four months after the start of production or August 1, 2015, after which the base rent will be $249,344 per month. Since December 2013, we have been obligated to pay taxes, insurance expenses and common expenses with respect to this space and are past due in paying these amounts. On July 31, 2015, we entered into an amendment to the lease which extended the base rent commencement date to February 1, 2016 and deferred payment of the base rent for the period February 1, 2016 through July 31, 2016 until August 1, 2016.

On November 17, 2016, we entered into a lease amendment agreement with SBP in which the payment of rent, common expenses, taxes and insurance was deferred until the earlier of December 31, 2017 or the commencement of commercial vehicle production. SBP waived payment of accrued fees and interest, as well as late fees and interest projected through December 31, 2017. SBP also agreed to exchange sublease payments of $2,742,784 and common expenses, taxes and insurance, accrued through December 31, 2016, for 435,036 shares of Series C preferred stock and a warrant to purchase up to 25,000 restricted shares of our Common Stock, exercisable until November 17, 2021 at an exercise price of $20.00 per share. In addition, SBP also agreed to exchange 2017 projected sublease payments of $2,992,128 and projected lease charges of $598,324 for 96,380 shares of Series D preferred stock effective January 1, 2017. Each share of Series C and Series D preferred stock is convertible into one share of Common Stock.

Advances to Paul Elio

During 2015, we advanced $253,048 to Paul Elio, our CEO. This advance was reflected on the accompanying balance sheets in other current assets. The note incurred interest at the Federal Funds rate per annum and was due on demand. At December 31, 2015, the Federal Funds rate was 0.56%. As of May 3, 2016, Mr. Elio repaid the principal and interest on the advance.

Loans Made by Stuart Lichter

Stuart Lichter has made several loans to us, the proceeds of which were used for working capital and to pay amounts owed to GemCap Lending I, LLC. The promissory notes evidencing the loans are as follows:

Date	Amount	Maturity	Payment Terms	Interest Expense for 2016	Interest Expense for 2015
March 6, 2014	$1,000,500	January 31, 2019	Unsecured; interest accrues at 10% per annum; all accrued interest and unpaid principal are payable upon maturity; $500 drawn March 6, 2014; $1,000,000 drawn December 2, 2014	$101,718	$110,440
May 30, 2014	$300,000	January 31, 2019	Unsecured; interest accrues at 10% per annum; all accrued interest and unpaid principal are payable upon maturity; $100,000 drawn May 30, 2014; $200,000 drawn November 10, 2014	$30,500	$30,416
June 19, 2014	$600,000	January 31, 2019	Secured by Elio Motors’ reservation accounts and deposit held by RACER Trust; interest accrues at 10% per annum; all accrued interest and unpaid principal are payable upon maturity; $100,000 drawn April 17, 2014; $500,000 drawn June 20, 2014	$61,000	$60,833

In addition to the loans described in the table above, during 2015, Mr. Lichter purchased convertible subordinated secured notes due September 30, 2022 in the aggregate principal amount of $1,955,000 on the same terms offered to other accredited investors in this offering made pursuant to Rule 506(c) under the Securities Act of 1933. These notes were convertible into shares of our Common Stock at any time prior to their maturity in 2022 at a conversion price equal to $5.98 per share. In April 2017, Mr. Lichter converted his notes and accrued interest into 371,252 shares.

During 2016, Mr. Lichter advanced a total of $5,770,000 to us. He has advanced an additional $514,000, and purchased 100,335 shares of Common Stock in a private placement offering at $5.98 per share from January 1, 2017 through May 31, 2017. The advances were evidenced by convertible unsecured notes due September 30, 2022, which accrued interest at 5% per annum and were convertible into shares of our Common Stock at any time prior to their maturity in 2022 at an initial conversion price equal to $15.00 per share. The convertible notes contained a “most favored nation” clause. Mr. Lichter agreed to limit resales of shares obtained upon conversion to 2,500 per week so long as the trading price per share of Common Stock is above $19.50. In April 2017, Mr. Lichter converted all of these convertible unsecured notes into 1,077,752 shares.

Options Granted to Stuart Lichter

In consideration for the March 6, 2014 loan of $1,000,500 and the guaranty of the $9,850,000 loan originally made to us by GemCap Lending I, LLC, we granted Stuart Lichter an option to purchase a number of shares of Common Stock in Elio Motors sufficient to give him a 5% ownership interest, exclusive of his existing ownership (the “5% Option”). The 5% Option was exercisable at any time and from time to time until December 15, 2024 for $7,500,000.

We granted a second option to Mr. Lichter in consideration of the May 30, 2014 loan of $300,000. This second option permitted Mr. Lichter to purchase a number of shares of Common Stock in Elio Motors sufficient to give him a 2% ownership interest, exclusive of his existing ownership (the “2% Option”). The 2% Option was exercisable at any time and from time to time until June 29, 2025 for $3,000,000.

In May 2016, we amended and replaced the 5% and 2% Options with an option to purchase up to 1,887,554 shares of our Common Stock at a price of $5.56 per share until June 29, 2025.

We granted a third option to Mr. Lichter in consideration of his personal guaranty given to PayPal Inc. in the amount of $5,000,000. We were utilizing PayPal to process reservation deposits and PayPal had held back in excess of $4,000,000 as a reserve against possible chargebacks. Mr. Lichter provided his personal guaranty to induce PayPal to release $4,000,000 of the reserve to the Company in May 2016. This third option permits Mr. Lichter to purchase up to 58,824 shares of our Common Stock at a price of $17.00 per share until May 10, 2021.

Loans Made by Directors

In November 2016, James Holden and Kenneth Way each loaned $100,000 to us. We issued convertible unsecured notes due September 30, 2022 to them, which were convertible into shares of our Common Stock at any time prior to their maturity in 2022 at an initial conversion price equal to $15.00 per share. The convertible notes contained a “most favored nation” clause. The notes accrued interest at the rate of 5% per annum, payable at maturity. In April 2017, Messrs. Holden and Way converted their loans and accrued interest into 17,078 and 17,080 shares of Common Stock, respectively.

Director and Officer Indemnification and Insurance

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us or will require us to indemnify each director (and in certain cases their related venture capital funds) and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Our certificate of incorporation and our amended and restated bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by the DGCL. We have obtained directors’ and officers’ liability insurance that will insure our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. For further information, see “Executive Compensation—Limitations of Liability and Indemnification Matters.”

Future Transactions

All future affiliated transactions will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party. A majority of the independent, disinterested members of our board of directors will approve future affiliated transactions, and we will maintain at least two independent directors on our board of directors to review all material transactions with affiliates.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our Common Stock, as of May 31, 2017, and as adjusted to reflect the shares of Common Stock to be issued and sold in this offering, by:

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our Common Stock;
•	each of our named executive officers;
•	each of our directors; and
•	all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with SEC rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of Common Stock deemed outstanding includes shares issuable upon exercise of stock options or warrants held by the respective person or group that may be exercised or converted within 60 days after May 31, 2017. For purposes of calculating each person’s or group’s percentage ownership, stock options and warrants exercisable within 60 days after May 31, 2017 are included for that person or group but not for any other person or group.

Applicable percentage ownership is based on 28,392,249 shares of Common Stock outstanding at May 31, 2017. The number of shares and percentage of shares beneficially owned after the offering gives effect to the issuance by us of shares of Common Stock in this offering.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed. Unless otherwise noted below, the address of each person listed on the table is c/o Elio Motors, Inc., 2942 North 24th Street, Suite 114-700, Phoenix, Arizona 85016.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering		Shares Beneficially Owned After the Offering (Over- Allotment Option Exercised in Full)
Name and Address of Beneficial Owner	Shares (#)	Percentage (%)	Shares (#)	Percentage (%)	Shares (#)	Percentage (%)
5% or Greater Stockholders:
Paul Elio(1)	17,995,000	63.4%
Elio Engineering, Inc.	12,750,000	44.9%
Stuart Lichter(2)	9,036,917	29.3%

Named Executive Officers and Directors:
Kenneth Way	177,080	0.6%
James Holden	134,578	0.5%
Connie Grennan	0	—
Hari Iyer	0	—
David Schembri	0	—
All current directors and executive officers as a group (7 persons)	27,343,575	88.5%
(1)	Includes 12,750,000 shares owned of record by Elio Engineering, Inc. of which Mr. Elio is the President, a director and majority shareholder.
(2)	Includes 1,946,378 shares issuable upon exercise of immediately exercisable options. Includes shares of Series C and Series D Preferred Stock which are immediately convertible into 531,416 shares of Common Stock and immediately exercisable warrants to purchase 25,000 shares of Common Stock owned by Shreveport Business Park, LLC, an entity owned and controlled by Mr. Lichter.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our Common Stock and preferred stock, and certain provisions of our articles of incorporation as amended, amended and restated bylaws, and the Delaware General Corporation Law. For more detailed information, please see our articles of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the Delaware General Corporation Law.

Our authorized capital stock consists of 100,000,000 shares of Common Stock, $0.01 par value, and 10,000,000 shares of preferred stock, $0.01 par value. As of May 31, 2017, we had 28,392,249 shares of Common Stock and 531,416 shares of preferred stock outstanding.

Common Stock

Voting Rights

Each share of Common Stock entitles the holder to one vote with respect to each matter presented to our shareholders on which the holders of Common Stock are entitled to vote, including the election of directors. Holders of our Common Stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our articles of incorporation or required by law, all matters to be voted on by our shareholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our shareholders must be approved by a plurality of the votes entitled to be cast by all shares of Common Stock. Accordingly, the holders of a majority of the outstanding shares of Common Stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose, other than any directors that holders of any preferred stock we may issue may be entitled to elect.

Dividends

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our Common Stock will be entitled to share equally, identically and ratably in any dividends that our board of directors may determine to issue from time to time.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our Common Stock would be entitled to share ratably in our assets that are legally available for distribution to shareholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our Common Stock.

Other Rights

Our shareholders will have no preemptive, conversion or other rights to subscribe for additional shares, and there are no redemption or sinking funds provisions applicable to the Common Stock. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable. The rights, preferences and privileges of the holders of our Common Stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

Our board of directors is authorized by our articles of incorporation to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series and the qualifications, limitations or restrictions thereof without any further vote or action by our shareholders. Any shares of preferred stock so issued would have priority over our Common Stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by our shareholders and may adversely affect the voting and other rights of the holders of our Common Stock. We have established Series C Convertible Preferred Stock and Series D Convertible Preferred Stock. At present we have no plans to issue any additional shares of preferred stock or to adopt any new series, preferences or other classification of preferred stock.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable a holder to block such a transaction. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of holders of our Common Stock. Although our board of directors is required to make any determination to issue preferred stock based on its judgment as to the best interests of our shareholders, our board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which such shareholders might receive a premium for their stock over the then market price of such stock. Our board presently does not intend to seek shareholder approval prior to the issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange rules.

Series C Convertible Preferred Stock

We have established Series C Convertible Preferred Stock consisting of 435,036 shares. The Series C shares are convertible into an equal number of common shares, subject to certain dilution adjustments, at the stockholder’s election. The Series C shares shall, with respect to rights upon liquidation, winding up, or dissolution, rank senior and prior in right to each class of Common Stock and any other class of preferred shares, other than a class or series ranking on par with or senior to the Series D Convertible Preferred Stock. There were 435,036 Series C shares issued and outstanding at May 31, 2017.

Series D Convertible Preferred Stock

We have established Series D Convertible Preferred Stock consisting of 96,380 shares. The Series D shares are convertible into an equal number of Common Stock, subject to certain dilution adjustments, at the holder’s election. The Series D shares shall, with respect to rights upon liquidation, winding up, or dissolution, rank senior and prior in right to each class of Common Stock and any other class of preferred shares, other than a class or series ranking on par with or senior to the Series C shares. The Company’s Series C shares and Series D shares rank on par with one another. There were 96,380 Series D shares issued and outstanding at May 31, 2017.

Convertible Securities

Shares Issuable upon Conversion of Notes

We have outstanding Convertible Subordinated Secured Notes due September 30, 2022 in the aggregate amount of $1,790,980 as of May 31, 2017. The Secured Notes are convertible by the holders into shares of our Common Stock at any time prior to their maturity on September 30, 2022 at a conversion prices equal to $5.98 per share. We have granted piggyback registration rights with respect to these shares. Such piggyback registration rights are not triggered by the filing of the registration statement of which this prospectus is a part.

If at any time following the closing of this offering we propose to register any shares of our Common Stock under the Securities Act, subject to certain exceptions, the holders of registrable securities will be entitled to notice of the registration and to include their shares of registrable securities in the registration. If our proposed registration involves an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares. We are not required to register any registrable securities that are eligible for resale without volume limitations pursuant to Rule 144 promulgated under the Securities Act or that are the subject of a then effective registration statement.

Ordinarily, other than underwriting discounts and commissions, we will be required to pay all reasonable expenses incurred by us related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all registration, filing and qualification fees, printing and accounting fees relating or apportionable thereto, and the reasonable fees and disbursements of one counsel for the selling security holders.

We had issued Convertible Unsecured Notes due September 30, 2022 in the aggregate amount of $6,484,000 to three of our directors. These Unsecured Notes were convertible by the holders into shares of our Common Stock at any time prior to their maturity on September 30, 2022 at a conversion price equal to $15.00 per share. The convertible notes contained a “most favored nation” clause, which triggered the reduction of the conversion price to

$5.98 per share. The directors agreed to limit resales of shares obtained upon conversion to 2,500 per week so long as the trading price per share of Common Stock is above $19.50. In April 2017, the directors converted all of these convertible unsecured notes, including accrued interest, into 1,111,910 shares.

Placement Agent Warrants

Designees of the placement agent of our convertible note offering in 2015 hold warrants to purchase up to 107,245 shares of Common Stock at $5.98 per share. These warrants are exercisable until December 2020.

Warrants Issued in connection with Initial Regulation A Offering

Warrants to purchase a total of 6,068 shares at $5.98 per share, issued to parties that provided services in connection with our Regulation A offering, are currently outstanding and can be exercised until 2019 and 2023.

Warrants Issued to Shreveport Business Park, LLC

In connection with the Shreveport Business Park, LLC second capital sublease amendment, we issued warrants to purchase 25,000 shares of Common Stock at an exercise price of $20.00 per share. These warrants are exercisable, in whole or in part at any time up until November 2021.

Stock Options Granted to Stuart Lichter

We have granted stock options to Stuart Lichter that allow him to purchase 1,887,554 shares at $5.56 per share and 58,824 shares at $17.00 per share. These option agreements expire in 2025 and 2021, respectively.

Options Granted Under 2016 Stock Option Plan

Our 2016 Incentive and Nonstatutory Stock Option Plan authorizes the grant of up to 2,000,000 shares of Common Stock (subject to adjustment for stock splits and similar capital changes) in connection with incentive stock option grants and non-qualified stock option grants. Employees and, in the case of nonqualified stock options, directors, consultants or any affiliate are eligible to receive grants under our plans. As of March 31, 2017, options to purchase 389,000 shares of Common Stock have been granted and were outstanding under the Plan.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law, our certificate of incorporation and our amended and restated bylaws contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, which are discussed in more detail below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

Section 203 of the DGCL prohibits a Delaware corporation, including those whose securities are listed for trading on the NASDAQ, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or
•	on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Under our certificate of incorporation, we have elected not to be subject to the provisions of Section 203 of the DGCL.

Our Certificate of Incorporation and Our Amended and Restated Bylaws

Provisions of our certificate of incorporation and our amended and restated bylaws may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our Common Stock.

Among other things, our certificate of incorporation and our amended and restated bylaws:

•	establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;
•	subject to the rights of the holders of preferred stock, if any, provide that the authorized number of directors may be changed only by resolution of the board of directors;
•	provide that our bylaws can be amended by the board of directors;
•	provide that, at any time on or after such date on which the Common Stock of the Company is listed or quoted on a national securities exchange,
•	all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum (prior to such time, vacancies may also be filled by stockholders holding a majority of the outstanding shares);
•	any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock with respect to such series (prior to such time, such actions may be taken without a meeting by written consent of holders of Common Stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting);
•	our amended and restated bylaws may be amended only by the affirmative vote of the holders of at least two-thirds of our then outstanding Common Stock (prior to such time, our amended and restated bylaws may be amended by the affirmative vote of the holders of a majority of our then outstanding Common Stock);
•	special meetings of our stockholders may only be called by our board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships (prior to such time, a special meeting may also be called at the request of stockholders holding a majority of the outstanding shares entitled to vote);

•	our board of directors shall be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms, other than directors which may be elected by holders of preferred stock, if any. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors; and
•	the affirmative vote of the holders of at least two-thirds of the voting power of all then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to remove any or all of the directors from office and such removal may only be for cause.

Forum Selection

Our certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, and subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;
•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;
•	any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws; or
•	any action asserting a claim against us that is governed by the internal affairs doctrine.

Our certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision. Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our certificate of incorporation is inapplicable or unenforceable.

Limitation of Liability and Indemnification Matters

Our certificate of incorporation will limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company may be exculpated from personal liability for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;
•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	for unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or
•	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification and we have purchased such insurance for our directors and officers. We have entered into indemnification agreements with each of our current directors and intend to enter into indemnification agreements with future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is VStock Transfer, LLC. The transfer agent and registrar’s address is 18 Lafayette Place, Woodmere, New York 11598.

Exchange Listing

We have applied to list our Common Stock on the NASDAQ under the symbol “ELIO.” There is no assurance, however, that our Common Stock will ever be listed on the NASDAQ.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been a limited public market for our Common Stock and there can be no assurance that a market for our Common Stock will develop or be sustained after this offering. Future sales of our Common Stock in the public market, including shares issued upon exercise of outstanding options or warrants, or the availability of such shares for sale in the public market, could adversely affect the trading price of our Common Stock. As described below, a limited number of shares will be available for sale by our existing shareholders shortly after this offering due to contractual and legal restrictions on resale. Sales of our Common Stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the trading price of our Common Stock at such time and our ability to raise equity capital in the future. Although we have applied to have our Common Stock listed on the NASDAQ, we cannot assure you that there will be an active public market for our Common Stock.

Based on the number of shares of our Common Stock outstanding as of May 31, 2017 and assuming no exercise of the underwriters’ over-allotment option to purchase additional shares of Common Stock, upon the closing of this offering we will have outstanding an aggregate of        shares of Common Stock.

All of the shares sold in this offering by us will be freely tradable, except that any shares purchased in this offering by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144 under the Securities Act.

A total of 3,373,896 shares of Common Stock, including those that were sold in an offering pursuant to Regulation A under the Securities Act, are freely tradable as of May 31, 2017.

The remaining shares of Common Stock are deemed “restricted securities” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus	177,572
At various times beginning more than 180 days after the date of this prospectus	24,840,781

Rule 144

Affiliate Resales of Restricted Securities

In general, under Rule 144 under the Securities Act, as in effect on the qualification date of the registration statement of which this prospectus is a part, a person who is one of our affiliates and has beneficially owned shares of our Common Stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period, beginning on the date 90 days after the date of this prospectus, that does not exceed the greater of:

•	one percent of the number of shares of Common Stock then outstanding, which will equal approximately shares immediately after the closing of this offering; or
•	the average weekly trading volume of our Common Stock on NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and the NASDAQ concurrently with either the placing of a sale order with the broker or the execution of a sale directly with a market maker.

Non-Affiliate Resales of Restricted Securities

While we have not been subject to the reporting requirements of section 13 or 15(d) of the Exchange Act, information concerning the Company specified in Rule 15c2-11 under the Exchange Act has been available since February 2016. Accordingly, under Rule 144 under the Securities Act, as in effect on the qualification date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, so long as we satisfy the current public information requirements of Rule 144. Once we become subject to the reporting requirements of the Exchange Act for 90 days, such persons need only have owned the shares for at least six months.

Rule 701

Any of our employees, officers, directors, consultants or advisors who purchased shares under a written compensatory stock or option plan or other written contract may be entitled to sell such shares in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the issuer has become subject to the reporting requirements of the Exchange Act before selling those shares.

Equity Plan

We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our Common Stock subject to outstanding stock options or reserved for issuance under our equity incentive plan. We expect to file this registration statement as soon as practicable after the closing of this offering. However, the shares registered on Form S-8 will be subject to Rule 144 limitations applicable to our affiliates and will not be eligible for resale until expiration of the lock up agreements to which they are subject.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our Common Stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or foreign tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in effect as of the date of this offering. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a non-U.S. holder of our Common Stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position regarding the tax consequences of the purchase, ownership and disposition of our Common Stock.

This discussion is limited to non-U.S. holders that hold our Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a non-U.S. holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to non-U.S. holders subject to particular rules, including, without limitation:

•	U.S. expatriates and certain former citizens or long-term residents of the United States;
•	persons subject to the alternative minimum tax;
•	persons holding our Common Stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•	banks, insurance companies, and other financial institutions;
•	real estate investment trusts or regulated investment companies;
•	brokers, dealers or traders in securities or currencies;
•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;
•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes, or investors in any such entities;
•	tax-exempt organizations or governmental organizations;
•	persons for whom our Common Stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code;
•	persons who hold or receive our Common Stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•	persons deemed to sell our Common Stock under the constructive sale provisions of the Code; and
•	tax-qualified retirement plans.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our Common Stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Common Stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them of the purchase, ownership and disposition of our Common Stock.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT INTENDED AS TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS

AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of our Common Stock that is not a “U.S. person,” a partnership, or an entity disregarded as separate from its owner, each for United States federal income tax purposes. A U.S. person is any of the following:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•	a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more United States persons (within the meaning of Section 7701(a)(30) of the Code), or (ii) has made a valid election under applicable Treasury Regulations to continue to be treated as a United States person.

Distributions

As described in “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our Common Stock in the foreseeable future. However, if we do make distributions on our Common Stock, such distributions of cash or property on our Common Stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder’s adjusted tax basis in its Common Stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below in “—Sale or Other Taxable Disposition.”

Subject to the discussion below on backup withholding and foreign accounts, dividends paid to a non-U.S. holder of our Common Stock that are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty).

Non-U.S. holders may be entitled to a reduction in or an exemption from withholding on dividends as a result of either (a) an applicable income tax treaty or (b) the non-U.S. holder holding our Common Stock in connection with the conduct of a trade or business within the United States and dividends being paid in connection with that trade or business. To claim such a reduction in or exemption from withholding, the non-U.S. holder must provide the applicable withholding agent with a properly executed (a) IRS Form W-8BEN or W-8BEN-E claiming an exemption from or reduction of the withholding tax under the benefit of an income tax treaty between the United States and the country in which the non-U.S. holder resides or is established, or (b) IRS Form W-8ECI stating that the dividends are not subject to withholding tax because they are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States, as may be applicable. These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced rate under an applicable income tax treaty, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Subject to the discussions below on backup withholding and foreign accounts, if dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), then, although exempt from U.S. federal withholding tax (provided the non-U.S. holder provides appropriate certification, as described above), the non-U.S. holder will be subject to U.S. federal income tax on such dividends on a net income basis at the regular graduated U.S. federal income tax rates. In addition, a non-U.S. holder that is a corporation may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Sale or Other Taxable Disposition

Subject to the discussions below on backup withholding and foreign accounts, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Common Stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);
•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•	our Common Stock constitutes a United States real property interest, or USRPI, by reason of our status as a United States real property holding corporation, or a USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. A non-U.S. holder that is a foreign corporation may also be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States) provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we are not currently and do not anticipate becoming a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our other business assets and our non-U.S. real property interests, however, there can be no assurance we are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our Common Stock will not be subject to U.S. federal income tax if such class of stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually or constructively, 5% or less of such class of our stock throughout the shorter of the five-year period ending on the date of the sale or other disposition or the non-U.S. holder’s holding period for such stock.

Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Subject to the discussion below on foreign accounts, a non-U.S. holder will not be subject to backup withholding with respect to payments of dividends on our Common Stock we make to the non-U.S. holder, provided the applicable withholding agent does not have actual knowledge or reason to know such holder is a United States person and the holder certifies its non-U.S. status, such as by providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or other applicable certification. However, information returns will be filed with the IRS in connection with any dividends on our Common Stock paid to the non-U.S. holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Information reporting and backup withholding may apply to the proceeds of a sale of our Common Stock within the United States, and information reporting may (although backup withholding generally will not) apply to the proceeds of a sale of our Common Stock outside the United States conducted through certain U.S.-related financial intermediaries, in each case, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder on IRS Form W-8BEN, W-8BEN-E or other applicable form (and the payer does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under the Foreign Account Tax Compliance Act, or FATCA, on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our Common Stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

The withholding provisions described above will generally apply to payments of dividends made any time and to payments of gross proceeds from a sale or other disposition of stock on or after January 1, 2019. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules we may treat the entire distribution as a dividend. Prospective investors should consult their tax advisors regarding these withholding provisions.

UNDERWRITING

We have entered into an underwriting agreement with Drexel Hamilton, LLC, as representative of the underwriters named below, with respect to the shares subject to this offering. Subject to the terms and conditions in the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has, severally and not jointly, agreed to purchase from us on a firm commitment basis, the respective number of shares of our Common Stock set forth opposite its name in the table below:

Underwriters	Number of Shares
Drexel Hamilton, LLC

Total

The underwriting agreement provides that the obligation of the underwriters to purchase all of the shares being offered to the public is subject to approval of legal matters by counsel and the satisfaction of other conditions. These conditions include, among others, the continued accuracy of representations and warranties made by us in the underwriting agreement, delivery of legal opinions and the absence of any material changes in our assets, business or prospects after the date of this prospectus. The underwriters are obligated to purchase all of our shares in this offering, other than those covered by the over-allotment option described below, if they purchase any of our shares. The underwriting agreement also provides that if an underwriter defaults, the representative will have the right within           hours after such default to make alternative arrangements for one or more non-defaulting underwriters, or any other underwriters, to purchase all, but not less than all, of the commitments of the defaulting underwriter. If the representative is unable to complete such arrangements within such       -hour period, the representative may terminate the offering if the commitment of the defaulting underwriter exceeds       % of the aggregate commitment of the underwriters, otherwise the purchase commitments of the non-defaulting underwriters will be proportionately increased. If a new underwriter or underwriters are substituted for a defaulting underwriter, the Company or the non-defaulting underwriters will have the right to postpone the closing for a period of up to five business days in order that any necessary changes in this registration statement and prospectus and other documents may be effected.

The representative has advised us that the underwriters propose to offer the Common Stock directly to the public at the public offering price listed on the cover page of this prospectus and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $       per share for the Common Stock. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $       per share for the Common Stock to brokers and dealers. After the completion of the offering, the underwriters may change the offering price and other selling terms. Sales of Common Stock made outside of the United States may be made by affiliates of the underwriters.

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters or other indemnified parties may be required to make in respect of any such liabilities.

Commissions and Expenses

The following table provides information regarding the amount of the underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares to cover over-allotments, if any.

	Per Share	Total Without Over-Allotment	With Over-Allotment
Underwriting discount paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

We have applied to list our Common Stock on the NASDAQ under the symbol “ELIO”. We estimate that the total expenses of this offering, including filing and listing fees, printing fees and legal and accounting expenses, but

excluding underwriting discounts and commissions, will be approximately $       million. We have agreed to reimburse the underwriters up to $       for certain offering-related expenses incurred by them and the legal fees and disbursements of their counsel.

Option to Purchase Additional Shares

We have granted the underwriters an option, exercisable for up to 30 days after the date of this prospectus, to purchase up to        additional shares of Common Stock from us, to cover over-allotments, if any. If the underwriters exercise all or part of this option, each underwriter will be obligated to purchase its proportionate number of shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount.

Right of First Refusal

We have granted the representative a right of first refusal to act as joint book-running manager in connection with any public offering or private placement of up to $380 million of our equity or equity-linked securities provided that the representative builds a syndicate that generates no less than $75 million of gross proceeds to us by October 31, 2017.

Lock-Up Agreements

Our officers, directors and 1% or greater stockholders have agreed to a 180-day “lock-up” from the date of this prospectus relating to shares of our Common Stock that they beneficially own, including any shares of Common Stock issuable upon the exercise of currently outstanding options and options which may be issued. This means that, for a period of 180 days following the date of this prospectus, such persons may not, with limited exceptions, offer, sell, pledge or otherwise dispose of or transfer any Common Stock, or enter into swaps or other transactions transferring the economic consequences of owning Common Stock, without the prior written consent of the representative.

In addition, the underwriting agreement provides that we will not, for a period of 180 days following the date of this prospectus, with limited exceptions, offer, pledge, sell, distribute or otherwise dispose of or transfer any Common Stock or securities convertible into or exchangeable for Common Stock, file a registration statement or offering statement for any of the foregoing, or enter into swaps or other transactions transferring the economic consequences of owning Common Stock, without the prior written consent of the representative.

Stabilization

Until the distribution of the securities offered by this prospectus is completed, rules of the Commission may limit the ability of the underwriters to bid for and to purchase our Common Stock. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our Common Stock. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•	Stabilizing transactions permit bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock, so long as stabilizing bids do not exceed a specified maximum.
•	Over-allotment involves sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of Common Stock over-allotted by the underwriters is not greater than the number of shares of Common Stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of Common Stock involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares of our Common Stock in the open market.
•	Covering transactions involve the purchase of securities in the open market after the distribution has been completed in order to cover short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. If the underwriters sell more shares of Common Stock than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the securities originally sold by the selected dealer are purchased in a stabilizing or syndicate covering transaction These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our Common Stock. As a result, the price of our securities may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our securities. These transactions may occur on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Electronic Prospectus

This prospectus may be made available in electronic format on Internet sites or through other online services maintained by the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. Other than this prospectus in electronic format, any information on the underwriters’ or their affiliates’ websites and any information contained in any other website maintained by the underwriters or any affiliate of the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Market for Shares

Prior to this offering, there has been a limited public market for our Common Stock on the OTCQX. The initial public offering price will be determined by negotiations between us and the representative. In determining the initial public offering price, we and the representative expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representative;
•	our prospects and the history and prospects for the industry in which we compete;
•	an assessment of our management;
•	our prospects for future earnings;
•	the general condition of the securities markets at the time of this offering;
•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and
•	other factors deemed relevant by the representative and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for the shares of our Common Stock, or that the shares will trade in the public market at or above the initial public offering price.

Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling Restrictions

Canada. The shares of Common Stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or

subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of Common Stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if a registration statement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our Common Stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our Common Stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative for any such offer; or
•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our Common Stock shall result in a requirement for the publication by us or any underwriter of a Prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our Common Stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Common Stock to be offered so as to enable an investor to decide to purchase any shares of our Common Stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom. Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the shares of our Common Stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and
•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Common Stock in, from or otherwise involving the United Kingdom.

Hong Kong. The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;
•	where no consideration is or will be given for the transfer; or
•	where the transfer is by operation of law.

Switzerland. The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuing prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afford ed to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of shares.

United Arab Emirates. This offering has not been approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE, including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (“DFSA”), a regulatory authority of the Dubai International Financial Centre (“DIFC”). The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and Dubai Listing Rules, accordingly, or otherwise. The shares may not be offered to the public in the UAE and/or any of the free zones.

The shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

France. This prospectus (including any amendment, supplement or replacement thereto) is not being distributed in the context of a public offering in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier).

This prospectus has not been and will not be submitted to the French Autorité des marchés financiers (the “AMF”) for approval in France and accordingly may not and will not be distributed to the public in France.

Pursuant to Article 211-3 of the AMF General Regulation, French residents are hereby informed that:

•	the transaction does not require a prospectus to be submitted for approval to the AMF;
•	persons or entities referred to in Point 2°, Section II of Article L.411-2 of the Monetary and Financial Code may take part in the transaction solely for their own account, as provided in Articles D. 411-1, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the Monetary and Financial Code; and
•	the financial instruments thus acquired cannot be distributed directly or indirectly to the public otherwise than in accordance with Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the Monetary and Financial Code.

This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients of this prospectus. This prospectus has been distributed on the understanding that such recipients will only participate in the issue or sale of our Common Stock for their own account and undertake not to transfer, directly or indirectly, our Common Stock to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

LEGAL MATTERS

The validity of the issuance of the shares of our Common Stock offered by this prospectus will be passed upon for us by Duane Morris LLP and Doida Law Group LLC, Greenwood Village, Colorado. Certain legal matters in connection with this offering will be passed upon for the underwriters by Andrews Kurth Kenyon LLP, New York, New York and Houston, Texas.

EXPERTS

Our financial statements as of December 31, 2015 and 2016, and for each of the years in the two-year period ended December 31, 2016, have been included herein in reliance upon the report of Eide Bailly LLP, independent registered public accounting firm, appearing elsewhere herein, and given upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the Commission under the Securities Act with respect to the Common Stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and our Common Stock, please see the registration statement and the exhibits and schedules filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The registration statement, including its exhibits and schedules, may be inspected without charge at the public reference room maintained by the Commission, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the Commission. Please call the Commission at 1-800-SEC-0330 for further information about the public reference room. The Commission also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and on the Commission’s website referred to above.

We also maintain a website at www.eliomotors.com. You may access these materials at our website free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the Commission. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

FINANCIAL STATEMENTS

See pages F-1 through F-61.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Elio Motors, Inc.
Phoenix, Arizona

We have audited the accompanying balance sheets of Elio Motors, Inc. (the Company) as of December 31, 2016 and 2015, and the related statements of operations, stockholders’ deficit, and cash flows for the years ended December 31, 2016, 2015 and 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elio Motors, Inc. as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years ended December 31, 2016, 2015 and 2014 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered net losses since inception and has accumulated a significant deficit. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Eide Bailly LLP

Denver, Colorado
April 28, 2017

ELIO MOTORS, INC.
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015

	2016	2015
Assets
Current Assets
Cash	$120,206	$6,870,044
Restricted cash held in escrow	192,694	3,806,378
Restricted cash held for customer deposits	—	4,000,000
Prepaid expenses	418,568	471,170
Other current assets	303,000	336,733
Assets held for sale	400,000	2,200,000
Deferred loan costs	136,852	170,628
Total Current Assets	1,571,320	17,854,953

Restricted cash held for customer deposits	2,013,605	1,816,407
Machinery and equipment, net	11,988,165	12,435,481
Facility under capital sublease, net	5,482,468	5,448,964
Deferred loan costs	650,048	981,103
Deferring offering costs	117,081	—
Other assets	25,000	—
Total Assets	$21,847,687	$38,536,908
Liabilities and Stockholders' Deficit
Current Liabilities
Accounts payable and accrued liabilities	$11,723,376	$3,806,861
Refundable customer deposits	1,247,550	1,092,750
Advances due to related party	75,155	—
Interest payable, current portion	9,515,336	6,436,079
Derivative liabilities - fair value of warrants	838,833	907,703
Notes payable, net of discount and deferred loan costs	20,315,081	—
Notes payable due to related party, net of discount	—	7,936,597
Total Current Liabilities	43,715,331	20,179,989

Nonrefundable customer deposits	26,035,436	19,587,800
Interest payable, net of current portion	5,351,431	6,757,983
Convertible notes payable, net of discount	5,737,184	401,013
Notes payable, net of current portion, discount and deferred loan costs	—	18,878,146
Notes payable due to related party, net of current portion and discount	6,671,714	—
Capital sublease obligation	6,295,142	6,022,677
Total Liabilities	93,806,238	71,827,608

Commitments and contingencies (see notes to financial statements)
Stockholders' Deficit:
Common stock, no par value, 100,000,000 shares authorized, 26,769,131 and 26,320,322 shares issued and outstanding at December 31, 2016 and 2015, respectively	61,854,867	55,133,932
Preferred stock, no par value, 10,000,000 shares authorized, 435,036 shares issued and outstanding at December 31, 2016, no shares issued and outstanding at December 31, 2015	7,330,987	—
Accumulated deficit	(141,144,405)	(88,424,632)
Total Stockholders' Deficit	(71,958,551)	(33,290,700)
Total Liabilities and Stockholders Deficit	$21,847,687	$38,536,908

See accompanying notes to financial statements

ELIO MOTORS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	2016	2015	2014
Costs and Expenses:
Engineering, research and development costs	$20,078,229	$2,085,590	$5,469,895
General and administrative expenses	12,678,489	4,455,831	5,247,581
Sales and marketing expenses	7,612,179	4,611,306	4,264,953
Asset impairment charges	—	1,963,448	—
Total costs and expenses	40,368,897	13,116,175	14,982,429

Loss From Operations	(40,368,897)	(13,116,175)	(14,982,429)

Other income (expense):
Gain (loss) on sale of machinery and equipment	(874,375)	1,365,932	67,030
Gain on forgiveness of debt	—	68,399	180,000
Other income	6,750	6,119	213,382
Interest expense	(11,514,326)	(10,918,470)	(10,068,217)
Other expense	—	—	(373)
Gain on change in fair value of derivative liability	31,075	—	—
Total other expenses, net	(12,350,876)	(9,478,020)	(9,608,178)

Net Loss	$(52,719,773)	$(22,594,195)	$(24,590,607)

Basic loss per common share:	$(1.98)	$(0.90)	$(0.98)

Weighted-average number of common shares outstanding	26,559,566	25,127,495	25,040,164

See accompanying notes to financial statements

ELIO MOTORS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2016, 2015, AND 2014

	Preferred Convertible Stock		Common Stock		Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2013	—	—	25,000,000	33,459,056	(41,239,830)	(7,780,774)
Net loss	—	—	—	—	(24,590,607)	(24,590,607)
Convertible notes payable converted to equity (Note 11)	—	—	—	336,838	—	336,838
Issuance of stock warrants (Note 9)	—	—	—	1,224,188	—	1,224,188
Issuance of common stock (Note 11)	—	—	77,500	875,000	—	875,000
Balance at December 31, 2014	—	—	25,077,500	35,895,082	(65,830,437)	(29,935,355)
Net loss	—	—	—	—	(22,594,195)	(22,594,195)
Discount on convertible notes from beneficial conversion feature (Note 7)	—	—	—	5,113,401	—	5,113,401
Issuance of common stock, net of issuance costs (Note 11)	—	—	1,242,822	14,125,449	—	14,125,449
Balance at December 31, 2015	—	—	26,320,322	55,133,932	(88,424,632)	(33,290,700)
Net loss	—	—	—	—	(52,719,773)	(52,719,773)
Discount on convertible notes from beneficial conversion feature (Note 7)	—	—	—	1,097,317	—	1,097,317
Convertible notes payable converted to equity (Note 7)	—	—	210,571	1,343,218	—	1,343,218
Conversion of warrants (Note 9)			8,012	171,307	—	171,307
Stock-based compensation (Note 11)	—	—	—	300,429	—	300,429
Issuance of stock warrants (Note 9)			—	777,936	—	777,936
Issuance of convertible preferred stock (Note 8)	435,036	7,330,987	—	—	—	7,330,987
Issuance of common stock, net of issuance costs (Note 11)	—	—	230,226	3,030,728	—	3,030,728
Balance at December 31, 2016	435,036	$7,330,987	26,769,131	$61,854,867	$(141,144,405)	$(71,958,551)

See accompanying notes to financial statements

ELIO MOTORS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016, 2015, AND 2014

	2016	2015	2014
Cash Flows From Operating Activities
Net Loss	$(52,719,773)	$(22,594,195)	$(24,590,607)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	250,630	278,753	300,000
Amortization of discount on notes payable	3,616,158	2,150,165	2,217,660
Amortization of deferred financing costs	539,936	202,987	264,628
Accrued interest on capital sublease obligation	—	2,740,795	2,241,134
Asset impairment charges	—	1,963,448	—
Gain on sale of fixed assets	874,375	(1,365,932)	(67,030)
Gain on forgiveness of debt	—	(68,399)	(180,000)
Loss on change in fair value of derivative liability	(31,075)
Common stock issued for services	—	—	725,000
Warrant issued for service	820,360
Stock based compensation	300,429
Change in operating assets and liabilities:
Prepaid expenses and other current assets	(241,679)	(375,506)	256,309
Accounts payable and accrued liabilities	12,729,323	(317,746)	4,555,078
Interest payable	4,487,301	5,647,963	2,529,816
Net Cash Used in Operating Activities	(29,374,015)	(11,737,667)	(11,748,012)
Cash Flows From Investing Activities
Purchases of machinery and equipment	(12,987)	(94,255)	—
Proceeds from sale of machinery and equipment, net	1,374,258	3,643,985	183,739
Net Cash Used in Investing Activities	1,361,271	3,549,730	183,739
Cash Flows From Financing Activities
Change in restricted cash	7,391,485	(4,291,231)	(3,359,796)
Customer deposits	6,602,436	4,914,667	12,949,433
Issuance of common stock	3,052,639	14,913,864	150,000
Common stock issuance costs	(155,423)	(714,752)	—
Deferred offering costs	(117,081)	—	—
Repayments of notes payable	—	(1,600,000)	—
Payment of deferred financing costs	—	(427,159)	(363,276)
Proceeds from convertible notes	5,970,000	5,341,560	—
Advances received from related party	75,000	—	1,900,500
Repayments of advances from related party	(1,884,164)	(3,200,572)	(132,078)
Advances to related party	328,014	(253,048)	(74,966)
Net Cash Provided by Financing Activities	21,262,906	14,683,329	11,069,817
Net Change in Cash	(6,749,838)	6,495,392	(494,456)
Cash at Beginning of Year	6,870,044	374,652	869,108
Cash at End of Year	$120,206	$6,870,044	$374,652
Supplemental disclosures of cash flow information
Cash paid during the year for interest	$1,334,184	$176,560	$2,814,979
Cash paid during the year for income taxes	$330	$850	$—
Supplemental disclosures of non-cash investing and financing activities
Amendment of capital lease resulting in change in lease payments	$272,465	$1,477,323	$—
Discount on Convertible Notes from Beneficial
Conversion Feature	$1,097,317	$5,113,401	$—
Issuance of warrants for services provided	$777,936	$834,040	$1,224,188
Issuance of warrants for stock offering costs	$133,512	$73,663	$—
Exercise of warrants	$171,307	$—	$—
Convertible notes payable converted to equity	$1,343,218	$—	$336,838
Conversion of accounts payable to note payable	$—	$—	$1,600,000
Expense recognized under equity grant	$—	$—	$725,000
Issuance of stock-based compensation	$300,429	$—	$—
Conversion of accounts payable and accrued interest to preferred stock under capital lease arrangement	$7,330,987	$—	$—

See accompanying notes to financial statements

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 1 – BUSINESS ORGANIZATION AND NATURE OF OPERATIONS

Elio Motors, Inc., (OTCQX: ELIO), (the “Company”), was formed on October 26, 2009. The Company was created to provide affordable transportation to those commuters seeking an alternative to today’s offering; at the same time provide vital American jobs. The Company is in the process of designing a three wheeled vehicle for mass production in the U.S. that achieves ultra-high fuel economy, exceeds safety standards and a targeted base price of $7,450, which excludes options, destination/delivery charges, taxes, title and registration.

Pursuant to the articles of incorporation, the Company is authorized to issue 100,000,000 shares of common stock and 10,000,000 preferred shares, of which 100,000 preferred shares are designated as Series A Convertible Preferred shares (“Series A shares”), 435,036 preferred shares are designated as Series C Convertible Preferred shares (“Series C shares”), and 96,380 preferred shares are designated as Series D Convertible Preferred shares (“Series D shares”). The Company’s common stock and preferred shares have no par value. To date no dividends have been declared by the Company.

The Series A shares are convertible into an equal number of common shares, subject to certain dilution adjustments, at the holder’s election. The Series A shares rank senior and prior in rights to the common shares and any other class of preferred shares with respect to dividend rights, and rights upon liquidation, winding up or dissolution. Issued Series A shares shall accrue and accumulate an 8% cumulative preferential cash dividend based on the purchase price per share. Such dividends are payable when declared by the Board of Directors of the Company. There were no Series A shares issued or outstanding at December 31, 2016 and 2015.

The Series C shares are convertible into an equal number of common shares, subject to certain dilution adjustments, at the stockholder’s election. The Series C shares shall, with respect to rights upon liquidation, winding up, or dissolution, rank senior and prior in right to each class of common stock and any other class of preferred shares, other than a class or series ranking on par with or senior to the Series D shares. There were 435,036 Series C shares issued and outstanding at December 31, 2016 and no Series C shares outstanding December 31, 2015.

The Series D shares are convertible into an equal number of common shares, subject to certain dilution adjustments, at the holder’s election. The Series D shares shall, with respect to rights upon liquidation, winding up, or dissolution, rank senior and prior in right to each class of common stock and any other class of preferred shares, other than a class or series ranking on par with or senior to the Series D shares. The Company’s Series C shares and Series D shares shall rank on par with one another. There were no Series D shares issued or outstanding at December 31, 2016 and 2015.

On July 9, 2015, the Company completed a 500-for-1 stock split for all outstanding common stock. References made to outstanding share or per share amounts in the accompanying financial statements and applicable disclosures have been retroactively adjusted to reflect this 500-for-1 stock split. The number of authorized shares as reflected on the accompanying balance sheets was not affected by the stock split and accordingly has not been adjusted.

NOTE 2 – GOING CONCERN AND MANAGEMENT’S PLANS

As of December 31, 2016 the Company had a working capital deficiency and a stockholder’s deficit of $42,144,011 and $71,958,551, respectively. During the years ended December 31, 2016, 2015 and 2014, the Company incurred losses of $52,719,773, $22,594,195, and $24,590,607, respectively. These conditions indicate that there is substantial doubt about the Company’s ability to continue as a going concern within the next twelve months from the filing date of this report.

Through December 31, 2016, the Company has not recorded any revenues for the sale of its vehicle nor does it expect to record revenues of any significant amount prior to commercialization of its vehicle. The Company’s primary source of operating funds since inception has been contributions from stockholders, debt issuance and customer deposits. The Company intends to continue to raise additional capital through debt and equity placement offerings until it consistently achieves positive cash flow from operations after starting production. If the Company is unable to obtain such additional financing on a timely basis or the Company’s debt holders do not agree to convert

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 2 – GOING CONCERN AND MANAGEMENT’S PLANS (Continued)

their notes into equity or extend the maturity dates of their notes, the Company may have to curtail its engineering and development, and sales and marketing efforts, which would have an adverse effect on the Company’s business, financial condition, and results of operations, and ultimately the Company could be forced to discontinue its operations and liquidate.

Once the Company’s planned principal operations commence, its focus will be on the manufacturing and marketing of its vehicles and the continued research and development of new products. The Company may not be profitable even if it succeeds in commercializing its product. The Company expects to make substantial expenditures and to incur additional operating losses for at least the next few years as it continues to develop the vehicle, increase manufacturing capacity for production, and enter into production and marketing collaborations with other companies, if available on commercially reasonable terms, or develop these capabilities internally.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), which contemplate continuation of the Company as a going concern and the realization of assets and satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the financial statements do not necessarily purport to represent realizable or settlement values. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Significant estimates include the valuation of services provided in exchange for common stock, the utilization and realization of machinery and equipment held for production, the valuation of assets held for sale, the fair value of derivative instruments, and the discount on debt for warrants granted in connection with the issuance of promissory notes. Actual results could differ from those estimates.

Financial Instruments

FASB ASC Subtopic 825-10, Financial Instruments, requires disclosure of fair value information about financial instruments. The Company’s financial instruments include cash, accounts payable, other current assets and liabilities, long-term debt and derivative instruments. The fair value of the Company’s cash, accounts payable, other current assets and liabilities approximates their carrying value due to their relatively short maturities. The fair value of the Company’s senior and subordinated debt instruments approximates their carrying value as the interest is tied to or approximates market rates, or is short term in nature. The fair value of the Companies convertible subordinated debt instruments approximates the carrying value as the applicable interest rate has been adjusted to account for the beneficial conversion feature, or is short term in nature. For fair value of derivative instruments refer to Note 6.

Cash

The Company maintains cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and periodically evaluates the creditworthiness of the financial institutions and has determined the credit exposure to be negligible.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restricted Cash

Restricted cash held in escrow as of December 31, 2016, includes $192,694 deposited in escrow accounts with financial institutions for future payment of property taxes and principal payments on notes payable from the sale of machinery and equipment. As of December 31, 2015, the Company had $3,806,378 deposited in escrow accounts. Of this amount $2,708,547 was deposited in escrow accounts with financial institutions from the issuance of common shares under the Company’s Regulation A offering, and $1,097,831 was for future payment of property taxes and principal payments on notes payable from the sale of machinery and equipment.

In addition, the Company has recorded $2,013,605 and $5,816,407 as restricted cash held for customer deposits as of December 31, 2016 and 2015, respectively. These amounts include amounts held as restricted that relate to refundable customer deposits, as well as amounts held as reserves by credit card processors. At December 31, 2015, $4,000,000 of these funds were classified as current assets because they were released in May 2016.

Other Current Assets

As of December 31, 2016, the Company has recorded $303,000 as other current assets. This amount represents the sale of assets held for sale near year end and the proceeds were received in the escrow account January 2017. As of December 31, 2015, the Company has recorded $336,733 as other current assets. This amount represents advances made to the President and CEO. The advance incurred interest at the Federal Funds rate per annum, was due on demand, and repaid on May 3, 2016.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Property and equipment held for sale is recorded at the lower of cost or fair value less cost to sell. Major improvements are capitalized while expenditures for maintenance, repairs and minor improvements are charged to expense. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation and amortization are eliminated from the accounts, and any resulting gain or loss is reflected in operations. Property and equipment held for use are depreciated and amortized using the straight-line method over the estimated useful lives of the assets once placed in service.

The estimated useful lives for property and equipment are as follows:

Facility under capital sublease	25 years
Machinery and equipment	3-10 years
Vehicles	3-5 years
Computer equipment and software	2-5 years

Impairment of Long-Lived Assets

In accordance with FASB ASC Subtopic 360-10, Property, Plant, and Equipment – Impairment or Disposal of Long Lived Assets, property and equipment and identifiable intangible assets with estimable useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. There was no impairment charge for the years ended December 31, 2016 and 2014. For the year ended December 31, 2015 the Company recognized an impairment charge of $1,963,448.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Assets Held For Sale

In connection with a strategy to reduce debt, the Company decided to sell machinery and equipment held at its Shreveport, Louisiana facility that will not be used during production. The carrying value of the machinery and equipment held for sale is stated at its lower of cost or fair value less cost to sell of $400,000 and $2,200,000, which is shown as “Assets held for sale” at December 31, 2016 and 2015, respectively, in the accompanying balance sheets in accordance with FASB ASC Topic 360, Property, Plant, and Equipment.

The estimated value is based on negotiations with potential buyers. The amount that the Company will ultimately realize could differ materially from the amount recorded in the financial statements. The Company anticipates disposing of all assets held for sale within one year.

Accounting for Debt/Proceeds Allocation

The Company accounts for the issuance of debt with detachable warrants under FASB ASC Subtopic 470-20, Debt with Conversion and Other Options (“ASC 470-20”). Pursuant to ASC 470-20, the warrants issued in connection with the related party debt (Note 7) are accounted for as equity due to the stock settlement available to the holder. The Company used the Black-Scholes option pricing model as the valuation model to estimate the fair value of the warrants. These warrants were fair valued on the issuance date and recorded at the relative fair value of the warrants and underlying related party promissory notes. The warrants are not subsequently revalued.

Debt Issuance Costs

Deferred financing costs are legal and other costs incurred in connection with obtaining new financing. During 2015, FASB Accounting Standards Update 2015-03, Interest—Imputation of Interest (Subtopic 835-30) (“ASU 2015-03”) was issued. ASU 2015-03 simplifies the presentation of debt issuance costs and requires that debt issuance costs related to a recognized debt liability be presented in the accompanying balance sheets as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The Company has elected to early adopt such guidance in order to simplify the accounting for its debt issuance costs, with the exception of the debt issuance costs incurred in connection with the Tier 1 Subordinated Convertible Note Payable, as discussed in Note 7. As of December 31, 2015 the Tier 1 note had a beneficial conversion feature and debt issuance costs in excess of the note amount. As a result the debt issuance costs were recorded as a deferred loan cost. As of December 31, 2016, the current and long-term portions of deferred loan costs were $136,852 and $650,048, respectively. As of December 31, 2015, the current and long-term portions of deferred loan costs were $170,628 and $981,103, respectively.

ASU 2015-03 does not change the accounting for amortization of the debt issuance costs. The Company amortizes the debt issuance costs to interest expense over the term of the respective note payable using the effective yield method. Deferred financing costs amortized to interest expense amounted to $539,936, $202,987, and $264,628 for the years ended December 31, 2016, 2015, and 2014, respectively.

Beneficial Conversion Feature

From time to time, the Company may issue convertible notes that may have conversion prices that create an embedded beneficial conversion feature pursuant to FASB ASC Subtopic 470-20, Debt with Conversion and Other Options. A beneficial conversion feature exists on the date a convertible note is issued when the fair value of the underlying common stock to which the note is convertible is in excess of the conversion price. In accordance with this guidance, the intrinsic value of the beneficial conversion feature is recorded as a debt discount with a corresponding amount to common stock. The debt discount is amortized to interest expense over the life of the note using the effective interest method.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Warrants

The Company accounts for warrants with anti-dilution (“down-round”) provisions under the guidance of FASB ASC Topic 815, Derivatives and Hedging, (“ASC 815”) which require such warrants to be recorded as a liability and adjusted to fair value at each reporting period.

The Company used the Monte Carlo method to calculate fair value and accounts for the issuance of common stock purchase warrants issued in connection with capital financing transactions in accordance with the provisions of ASC 815. Based upon the provisions of ASC 815, the Company classifies as equity any contracts that (i) require physical settlement or net-share settlement or (ii) give the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). The Company classifies as assets or liabilities any contracts that (i) require net-cash settlement (including a requirement to net-cash settle the contract if an event occurs and if that event is outside the control of the Company) or (ii) gives the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

Revenue Recognition

The Company recognizes revenue from products sold when there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is determinable and collection is reasonably assured. Deposits collected in advance of the period in which the product is delivered are recorded as a liability under refundable and nonrefundable deposits. Nonrefundable deposits are not considered revenue because the Company has not fulfilled their obligation to the customer as production is not expected to begin until the fourth quarter of 2018 as further discussed in Note 5.

Advertising Costs

Advertising costs are expensed as incurred. Such costs, which amounted to $7,612,179, $4,611,306 and $4,264,953 for the years ended December 31, 2016, 2015 and 2014, respectively, are included in sales and marketing expenses in the accompanying statements of operations.

Research and Development Costs

In accordance with FASB ASC Topic 730, Research and Development, research and development costs are expensed as incurred. Research and development expenses consist of purchased technology, purchased research and development rights and outside services for research and development activities associated with product development. In accordance with ASC Topic 730, the cost to purchase such technology and research and development rights are required to be charged to expense if there is currently no alternative future use for this technology and, therefore, no separate economic value. Research and development costs amounted to $20,078,229, $2,085,590 and $5,469,895 for the years ended December 31 2016, 2015 and 2014, respectively.

Loss per Common Share

The Company computes loss per common share, in accordance with FASB ASC Topic 260, Earnings Per Share, which requires dual presentation of basic and diluted earnings per share. Basic income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding, plus the issuance of common shares, if dilutive, that could result from the exercise of outstanding stock options and warrants. These potentially dilutive securities were not included in the calculation of loss per common share for the years ended December 31, 2016, 2015, or 2014 because their effect would be anti-dilutive.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss per Common Share (Continued)

The outstanding securities consist of the following:

	Years Ended December 31,
	2016	2015	2014
Outstanding convertible notes	1,070,285	871,356	—
Outstanding options	389,000	—	—
Outstanding warrants	2,061,549	1,983,463	1,887,554
Series C convertible preferred stock	435,036	—	—
Total potentially dilutive securities	3,955,870	2,854,819	1,887,554

Income Taxes

The Company is taxed as a C corporation in the United States of America. The Company uses the asset and liability method of accounting for income taxes in accordance with FASB ASC 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date. The realizability of deferred tax assets is assessed throughout the year and a valuation allowance is established as necessary.

The Company follows the requirements of ASC 740, which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold of more likely than not and a measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In making this assessment, the Company must determine whether it is more likely than not that a tax position will be sustained upon examination, based solely on the technical merits of the position. Management believes that the Company has taken no uncertain tax positions as of December 31, 2016, 2015 and 2014 and therefore no accruals have been made in the financial statements related to uncertain tax positions.

Stock-based Compensation

The Company accounts for stock-based compensation in accordance with FASB ASC 718 Compensation – Stock Compensation (“ASC 718”), which establishes accounting for equity instruments exchanged for employee services. Under such provisions, stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense, under the straight-line method, over the employee’s requisite service period (generally the vesting period of the equity grant).

The Company accounts for equity instruments, including restricted stock or stock options, issued to non-employees in accordance with authoritative guidance for equity based payments to non-employees. Stock options issued to non-employees are accounted for at their calculated fair value of the award.

Recently Issued Accounting Standards

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Standards (Continued)

ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing U.S. GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 is effective first quarter of fiscal 2018 using either of two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. Based on our preliminary analysis we do not believe the adoption of ASU 2014-09 will have a material impact on our financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements – Going Concern: Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). ASU 2014-15 requires management to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern and, if so, provide certain footnote disclosures. ASU 2014-15 is effective for annual periods ending after December 15, 2016, including interim reporting periods thereafter. We adopted ASU 2014-15 as of December 31, 2016, and have provided footnote disclosures due to our uncertainty about the entity’s ability to continue as a going concern as further discussed in Note 2.

In November 2015, the FASB issued Accounting Standards Update No. 2015-17, Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). This standard requires that deferred income tax liabilities and assets be presented as noncurrent assets or liabilities in the balance sheet. ASU 2015-17 is effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods, and may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. Early adoption is permitted. Based on our preliminary assessment, we do not expect this new standard to have a material impact on our financial statements or related disclosures. We will adopt this standard on the effective date.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). This update substantially revises standards for the recognition, measurement and presentation of financial instruments. This standard revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments. ASU 2016-01 is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods, with early adoption permitted for certain requirements. We are assessing the impact of adopting this new accounting standard on our financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). The amendments in this ASU revise the accounting related to lessee accounting. Under the new guidance, lessees will be required to recognize a lease liability and a right-of-use asset for all leases. The new lease guidance also simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. The amendments in this ASU are effective for us beginning on January 1, 2019 and should be applied through a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Based on our preliminary assessment, we do not expect this new standard to have a material impact on our financial statements or related disclosures.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Standards (Continued)

In March 2016, the FASB issued ASU No. 2016-09, Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). The ASU includes various provisions to simplify the accounting for share-based payments with the goal of reducing the cost and complexity of accounting for share-based payments. The amendments may significantly impact net income, earnings per share and the statement of cash flows as well as present implementation and administration challenges for companies with significant share-based payment activities. ASU No. 2016-09 is effective for public companies for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows: Restricted Cash (“ASU 2016-18”). ASU 2016-18 requires the Statement of Cash Flows to explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, restricted cash or cash equivalents should be included with cash and cash equivalents when recording the beginning-of-period and end-of-period total amounts on the Statement of Cash Flows. ASU 2016-18 will be effective for the Company on January 1, 2018 and is not expected to have a significant impact on the Company’s financial statements.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2016 and 2015:

	2016	2015
Facility under capital sublease	$6,295,142	$6,022,677
Machinery and equipment	11,897,633	12,346,266
Vehicles	49,532	39,500
Computer equipment and software	57,710	54,755
Total property and equipment	18,300,017	18,463,198
Less: accumulated depreciation and amortization	(829,383)	(578,753)
Machinery and equipment, net	$11,988,165	$12,435,481
Facility under capital sublease, net	$5,482,469	$5,448,964

Depreciation and amortization of property and equipment held for use amounted to $250,630, $278,753, and $300,000 for the years ended December 31, 2016, 2015, and 2014, respectively. There was no depreciation and amortization expense related to manufacturing machinery and equipment held for future production at the Company’s Shreveport, Louisiana facility. For the years ended December 31, 2016, and 2015, the Shreveport manufacturing machinery and equipment held for future production totaled $11,897,633, and $12,346,266, respectively. Included in the December 31, 2016 balance of machinery and equipment is $871,682 in assets management has identified will not be used in production. This amount is not classified as assets held for sale because management does not believe the sale of assets is probable within one year. The Company plans to start production in the fourth quarter of 2018 at which time the manufacturing machinery and equipment will be placed in service.

At December 31, 2016 and 2015, the Company conducted a review of the machinery and equipment held for sale. Based on the review, the Company had no impairment charge for the year ended December 31, 2016 and recorded an impairment charge of $1,963,448 for the year ended December 31, 2015. The assets to be disposed of include conveyance systems, robotics and controllers, and general manufacturing equipment held in the Shreveport Louisiana facility. The Company reviewed the estimated undiscounted future cash flows expected to be received at the disposition of the assets to determine the amount of the asset impairment.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 5 – CUSTOMER DEPOSITS

The Company has received customer deposits ranging from $100 to $1,000 per order for purposes of securing their vehicle production slot. As of December 31, 2016 and 2015, the Company received refundable deposits of $1,247,550 and $1,092,750, respectively, which are refundable upon demand. Refundable deposits are included in current liabilities in the accompanying balance sheets. As of December 31, 2016 and 2015, the Company received nonrefundable deposits of $26,035,436 and $19,587,800, respectively. The nonrefundable deposits are included in long term liabilities in the accompanying balance sheets since the Company has not fulfilled their obligation to the customer as production is not expected to begin until the fourth quarter of 2018, and is under no obligation to return the deposit to the customer. As further discussed in Note 12 Commitments and Contingencies: Sales Discounts, the Company provides a sales discount for nonrefundable deposit customers up to 50% of the nonrefundable deposit, up to $500 per deposit. As of December 31, 2016 and 2015, future committed sales discounts offered amounted to approximately $12,120,313 and $10,340,000, respectively.

NOTE 6 – FAIR VALUES OF ASSETS AND LIABILITIES

The Company groups its assets and liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1—Valuation is based on quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2—Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The Company uses valuation methods and assumptions that consider among other factors the fair value of the underlying stock, risk-free interest rate, volatility, expected life and dividend rates in estimating fair value for the warrants considered to be derivative instruments.

The following table presents the Company’s fair value hierarchy for applicable assets and liabilities measured at fair value on a recurring basis as of December 31, 2016.

	Level 1	Level 2	Level 3	Total
Warrant liabilities	$—	$—	$838,833	$838,833
Assets held for sale	$—	$—	$400,000	$400,000
Machinery and equipment			871,682	671,682

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 6 – FAIR VALUES OF ASSETS AND LIABILITIES (Continued)

The Company’s recurring Level 3 instruments consisted of stock warrant liabilities and assets held for sale. Warrant liabilities are valued using the Monte Carlo option pricing model. The significant unobservable inputs used in the fair value measurement of the stock warrant liability are risk-free interest rate over the term of the instrument, time to liquidity event, dividend yield, and volatility of equity. The change in any of those inputs in isolation would result in a significant change of fair value measurement. The following table describes the valuation techniques used to calculate the fair value for the warrant liabilities in the Level 3 hierarchy:

	Fair Value at December 31, 2016	Valuation Techniques	Unobservable Input	Weighted Average
Warrant liabilities	$838,833	Monte Carlo option pricing method	Risk-free rate	2.05%
			Time to liquidity event	3.96 yrs.
			Dividend yield	0.00%
			Volatility	80.10%

Assets held for sale are being measured at fair value using the unobservable level 3 inputs by estimating the physical condition, functional and economic obsolescence, and the undiscounted cash flow expected from the sale of assets.

The following table presents the Company’s fair value hierarchy for applicable assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

	Level 1	Level 2	Level 3	Total
Warrant liabilities	$—	$—	$907,703	$907,703
Assets held for sale	$—	$—	$2,200,000	$2,200,000

The Company’s recurring Level 3 instruments consisted of stock warrant liabilities and assets held for sale. Warrant liabilities are valued using the Monte Carlo option pricing model. The significant unobservable inputs used in the fair value measurement of the stock warrant liability are risk-free interest rate over the term of the instrument, time to liquidity event, dividend yield, and volatility of equity. The change in any of those inputs in isolation would result in a significant change of fair value measurement. The following table describes the valuation techniques used to calculate the fair value for the warrant liabilities in the Level 3 hierarchy:

	Fair Value at December 31, 2015	Valuation Techniques	Unobservable Input	Weighted Average
Warrant liabilities	$907,703	Monte Carlo option pricing method	Risk-free rate	1.69%
			Time to liquidity event	4.84 yrs.
			Dividend yield	0.00%
			Volatility	80.16%

Assets held for sale are being measured at fair value using the unobservable level 3 inputs by estimating the physical condition, functional and economic obsolescence, and the undiscounted cash flow expected from the sale of assets.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 6 – FAIR VALUES OF ASSETS AND LIABILITIES (Continued)

A reconciliation of the warrant liability measured at fair value on a recurring basis with the use of significant unobservable inputs (level 3) from January 1, 2015 to December 31, 2016 follows:

Balance at January 1, 2015	$—
Issuance of warrants	907,703
Balance at December 31, 2015	$907,703
Issuance of warrants	133,512
Change in fair value of warrants included in earnings	(31,075)
Conversion of warrants	(171,307)
Balance at December 31, 2016	$838,833

NOTE 7 – LONG-TERM DEBT

Senior Promissory Note – Related Party

On February 28, 2013, in connection with the acquisition of certain machinery and equipment, the Company entered into a promissory note with GemCap Lending I, LLC, (“GemCap”), for $9,850,000. The note was secured by a first priority lien on certain machinery and equipment with an original value of $11,659,705 and was personally guaranteed by a stockholder. The note incurred interest at 15% per annum, payable monthly. All outstanding principal and interest was due upon maturity on February 28, 2014.

On February 27, 2014, the Company entered into the second amendment to the promissory note, which extended the maturity date to May 31, 2014 and reduced the interest rate to 12% per annum. On May 31, 2014, the Company entered into the third amendment to the promissory note, which extended the maturity date to July 31, 2014.

On August 1, 2014, CH Capital Lending, LLC, (“CH Capital”) owned by a director and stockholder, purchased the $9,850,000 promissory note from GemCap. On August 1, 2014, the Company and CH Capital entered into the fourth amendment to the promissory note, which extended the maturity date to July 31, 2015 and reduced the interest rate to 10% per annum.

On July 31, 2015, the Company entered into a forbearance agreement with CH Capital, which deferred the enforcement of the collection of the promissory note until July 31, 2016. On November 10, 2016, the Company entered into a loan extension agreement, which extended and amended the maturity date to July 29, 2017, with monthly payments of $50,000 commencing January 1, 2017. In addition to the monthly payments, the Company agreed that within five business days of the receipt of net proceeds of at least $25,000,000, in the aggregate from one or more offerings of the Company’s debt or equity securities, the Company shall remit a payment equal to the lessor of $2,000,000 or five percent of the net proceeds from the offerings. As of the date the financial statements were available to be issued, no monthly payments have been made.

On April 27, 2017 the Company entered into a second loan extension agreement with CH Capital, which extended and amended the maturity date to July 31, 2018. The agreement also allows for one option to further extend the maturity date until September 28, 2018 upon written notice and a payment of $125,000 to CH Capital on or before July 31, 2018. The loan extension also waived the $50,000 monthly payments that were due under the November 10, 2016 agreement, and replaced the payment of $2,000,000 or five percent of the net proceeds from an offering of at least $25,000,000, with a payment of $1,250,000 upon the receipt of net proceeds of at least $25,000,000, in the aggregate from one or more offerings of the Company’s debt or equity securities. The agreement further requires a payment of $1,250,000, on or before July 31, 2017. This amount may include the payments made upon the receipt of net proceeds from an offering of at least $25,000,000. If the Company fails to make the July 31, 2017 payment of $1,250,000, the Company agrees to pay $350,000 on or before August 1, 2017 and $50,000 per month thereafter.

Interest expense incurred on this note for the years ended December 31, 2016, 2015, and 2014 amounted to $536,984, $966,016, and $1,297,644, respectively.

As of December 31, 2016 and 2015, the Company has applied cumulative payments of $5,078,786 and $3,194,622 in principal payments from the sale of machinery and equipment held for sale in the Shreveport Louisiana facility. The senior promissory note of $4,771,214 and $6,577,091 is reflected net of debt issuance costs of $0 and $78,287 in the accompanying balance sheets at December 31, 2016 and 2015, respectively.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 7 – LONG-TERM DEBT  (Continued)

Related Party Subordinated Promissory Notes

On June 19, 2014, the Company entered into a promissory note agreement with a director and stockholder of the Company for $600,000. The promissory note is secured by any and all accounts, receivables, and/or deposits and incurs interest at 10% per annum. All accrued interest and unpaid principal are payable upon maturity. The note matured on December 31, 2014, but was amended and the maturity date was extended to January 31, 2019. The outstanding principal and interest amounted to $600,000 and $155,944, respectively, at December 31, 2016, and $600,000 and $94,944, respectively, at December 31, 2015. Interest expense incurred on the note for the years ended December 31, 2016, 2015, and 2014 amounted to $61,000, $60,833, and $34,111, respectively.

Related Party Promissory Notes

On March 6, 2014, the Company entered into a promissory note agreement with a director and stockholder of the Company for $1,000,500. The promissory note is unsecured and incurs interest at 10% per annum. All accrued interest and unpaid principal are payable upon maturity at January 31, 2019. The outstanding principal and interest amounted to $1,000,500 and $211,254, respectively, at December 31, 2016, and $1,000,500 and $109,537, respectively, at December 31, 2015. Interest expense incurred on the note for the years ended December 31, 2016, 2015, and 2014 amounted to $101,718, $101,440, and $8,097, respectively.

On May 30, 2014, the Company entered into a promissory note agreement with a director and stockholder of the Company for $300,000. The promissory note is unsecured and incurs interest at 10% per annum. All accrued interest and unpaid principal is payable upon maturity at January 31, 2019. The outstanding principal and interest amounted to $300,000 and $69,722, respectively, at December 31, 2016, and $300,000 and $39,222, respectively, at December 31, 2015. Interest expense incurred on the note for the years ended December 31, 2016, 2015, and 2014 amounted to $30,500, $30,416, and $8,806, respectively.

The $1,000,500 and $300,000 promissory notes described above were issued with detachable warrants. The promissory notes have been discounted using the relative fair value approach for the fair value of the warrants and the fair value of the debt. As of December 31, 2016 and 2015, the notes have been shown $1,300,500 and $759,506, net of the unamortized discount of $0 and $540,994, respectively, on the balance sheets. Amortization of the discount was $540,994, $518,115, and $165,079 during 2016, 2015, and 2014, respectively, using the effective interest method with an imputed interest rate of 59.22%, which is included in interest expense on the accompanying statements of operations. See Note 9 for additional information regarding the warrants.

Subordinated Promissory Notes

On March 3, 2013, in connection with the acquisition of certain machinery and equipment, the Company entered into a promissory note with the Revitalizing Auto Communities Environmental Response Trust (“RACER”) for $23,000,000. The promissory note is secured by a subordinated lien on the manufacturing machinery and equipment held in Shreveport, Louisiana. The note is non-interest bearing. As part of the subordination agreement RACER requires all proceeds from the sale of manufacturing machinery and equipment held in Shreveport, Louisiana to be first applied to the outstanding principal balance on the CH Capital Lending, LLC note.

In accordance with FASB ASC Subtopic 835-30, Imputation of Interest, a discount of $7,095,524 was recorded to reflect an imputed interest rate of 12% per annum which was based on the Company’s credit, collateral, terms of repayment and similar prevailing market rates at the time the loan agreement was executed.

The outstanding balance, unamortized debt discount, and deferred loan costs amounted to $21,126,147, $793,502, and $17,564 respectively, at December 31, 2016. The outstanding balance, unamortized debt discount, and deferred loan costs amounted to $21,126,147, $2,195,310, and $52,691 respectively, at December 31, 2015.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 7 – LONG-TERM DEBT  (Continued)

Subordinated Promissory Notes (Continued)

On November 1, 2013, the Company missed a required monthly minimum payment triggering default interest of 18% per annum in accordance with the promissory note agreement. The default was cured in December 2013; however, default interest remained in effect throughout 2014. On January 1, 2015, the Company missed a required monthly minimum payment triggering interest of 18% per annum in accordance with the promissory note agreement. The outstanding principal balance continued to bear default interest of 18% until payments resumed on January 1, 2016. On March 17, 2015, the Company entered into the first amendment to the subordinated promissory note with RACER. The first amendment delayed the monthly minimum payments from January 1, 2015 until January 1, 2016. The first amendment also extended the maturity date from September 1, 2016 to July 1, 2017. The outstanding principal balance shall continue to bear default interest of 18% per annum until the payments are resumed on January 1, 2016.

The Company missed the October 1, 2016 payment, and subsequently entered into an additional forbearance agreement extending the monthly payments until May 31, 2017. The outstanding balance shall continue to bear default interest of 18% per annum until the payments are resumed June 1, 2017.

Accrued default interest under the subordinated promissory note amounted to $6,523,211 and $6,317,033 at December 31, 2016 and 2015, respectively. Default interest expense incurred amounted to approximately $1,602,943, $4,548,266, and $3,973,967 for the years ended December 31, 2016, 2015, and 2014, respectively.

On December 5, 2014, the Company converted $1,600,000 of payables owed to one of the research and development vendors to a promissory note. The note incurred interest at the Federal Funds rate per annum, which was 0.56% at December 31, 2015. The note was paid in full on December 10, 2015. Interest expense incurred on the note for the years ended December 31, 2015 and 2014 amounted to $4,197 and $255, respectively.

Convertible Subordinated Notes Payable

On March 2, 2015, the Company offered up to $30,000,000 of 5% Convertible Subordinated Secured Notes (the “Convertible Subordinated Notes”), due September 30, 2022, unless earlier converted to common shares by the holder pursuant to their terms, in a private placement to accredited investors. The first $5,000,000 (Tier 1) in Convertible Subordinated Notes have a conversion price of $5.98, the next $10,000,000 (Tier 2) in Convertible Subordinated Notes have a $9.65 conversion price, and the last $15,000,000 (Tier 3) in Convertible Subordinated Notes have a $12.98 conversion price. The Convertible Subordinated Notes contain a repricing provision, such that if the Company issues shares of its common stock at a price per share lower than the conversion price, then the conversion price shall be reduced to an amount equal to such consideration. The Company closed offering the Convertible Subordinated Notes in December 2015. The Convertible Subordinated Notes are senior secured obligations of the Company, subordinate only to a first lien obligation to CH Capital Lending, LLC and a second lien obligation to Racer Trust.

As the close of the offering the Company issued $5,000,560 of Tier 1 Convertible Subordinated Notes and $341,000 of Tier 2 Convertible Subordinated Notes. Net proceeds from the Convertible Subordinated Notes was $4,628,151 for Tier 1 and $286,250 for Tier 2, net of transaction fees. The Convertible Subordinated Notes balance, net of issuance costs and the related beneficial conversion feature is $754,607 and $401,013 as of December 31, 2016 and 2015 respectively. Accrued interest as of December 31, 2016 and 2015, amounted to $293,235 and $110,294, respectively.

A beneficial conversion feature discount of $5,000,560 and $112,841 was recorded for the Tier 1 and Tier 2 Convertible Subordinated Notes, respectively. The unamortized balance of the beneficial conversion feature discount amounted to $3,236,497 and $49,911 for Tier 1 and Tier 2, respectively, as of December 31, 2016. The unamortized balance of the beneficial conversion feature discount amounted to $4,737,029 and $112,841 for Tier 1 and Tier 2, respectively, as of December 31, 2015. The beneficial conversion feature discount is being amortized as interest expense over the terms of the Convertible Subordinated Notes using the effective interest method with an imputed interest rate of 11.6% on the Tier 2 Convertible Subordinated Notes.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 7 – LONG-TERM DEBT  (Continued)

Convertible Subordinated Notes Payable (Continued)

Tier 1 issuance costs attributable to the debt component were recorded as a deferred loan cost asset, as the beneficial conversion feature and the issuance costs are in excess of the Tier 1 Convertible Subordinated Notes, and are being amortized as interest expense over the term of the Convertible Subordinated Notes. Tier 2 issuance costs attributable to the debt component were recorded as a direct deduction to the related debt liability and are being amortized as interest expense over the term of the Convertible Subordinated Notes. Deferred loan costs of $136,852 and $650,048 are recorded as current and long-term assets, respectively, as of December 31, 2016. Net issuance costs, amounted to $28,985 as of December 31, 2016 for Tier 2 Convertible Subordinated Notes. Deferred loan costs of $170,628 and $981,103 are recorded as current and long-term assets, respectively, as of December 31, 2015. Net issuance costs, amounted to $90,677 as of December 31, 2015 for Tier 2 Convertible Notes.

As of December 31, 2016, the Company converted $1,061,560 of principal and $60,775 of accrued interest from its Tier 1 Convertible Subordinated Notes into 187,682 shares of the Company’s common stock. As of December 31, 2016 the Company converted $210,000 of principal and $10,883 of accrued interest from its Tier 2 Convertible Subordinated Notes into 22,889 shares of the Company’s common stock. The Company has $3,939,000 and $131,000 outstanding of the Tier 1 and Tier 2 Convertible Subordinated Notes, respectively as of December 31, 2016. As of December 31, 2015, no Convertible Subordinated Notes were converted. See Note 14 for conversions and repricing of the Tier 2 Subordinated Notes subsequent to year end.

Convertible Unsecured Notes Payable

The Company received advances totaling $5,970,000 from directors and stockholders of the Company. The advances are evidenced by Convertible Unsecured Note (“Convertible Unsecured Notes”) to directors and stockholders of the company. The notes can be converted into common stock at a conversion price of $15.00 and have a maturity date of September 30, 2022. The Convertible Unsecured Notes incur interest, payable upon maturity at 5% per annum on the principal amount. The Convertible Unsecured Notes contain a repricing provision, such that if the Company issues shares of its common stock at a price per share lower than the conversion price, then the conversion price shall be reduced to an amount equal to such consideration. The agreement further stipulates that the directors and stockholders of the Company may convert and sell up to 2,500 of these shares per week so long as the trading price per share of common stock is above $19.50.

A beneficial conversion feature discount of $1,097,317 was recorded for the Convertible Unsecured Notes. The unamortized balance of the beneficial conversion feature discount amounted to $987,423 as of December 31, 2016. The beneficial conversion feature discount is being amortized as interest expense over the terms of the Convertible Unsecured Notes using the effective interest method with an imputed interest rate of 8.03%.

As of December 31, 2016, the Convertible Unsecured Notes issued total $4,982,577, net of the beneficial conversion feature. Accrued interest as of December 31, 2016 amounted to $71,776. As of December 31, 2016 no Convertible Unsecured Notes were converted. See Note 14 for additional advances, conversions, and repricing of the Convertible Unsecured Notes subsequent to year end.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 7 – LONG-TERM DEBT  (Continued)

Convertible Unsecured Notes Payable (Continued)

Annual principal maturities of long-term debt are as follows:

Years ending December 31,	2016	2015
2017	$21,126,147
2018	—
2019	6,671,714
2020	—
2021	—
Thereafter	10,040,000
Total	37,837,861	35,023,585
Less: amounts representing imputed interest	(793,502)	(2,195,310)
Less: amounts representing deferred issuance costs	(46,548)	(221,654)
Less: amounts representing discount on debt	—	(540,994)
Less: amounts representing beneficial conversion feature	(4,273,831)	(4,849,870)
	32,723,979	27,215,756
Less: current portion notes payable, net of discounts and deferred loan costs	(20,315,081)	—
Less: current portion notes payable due to related party, net of discounts	—	(7,936,597)
Long-term portion convertible notes payable, net of discounts	5,737,184	401,013
Long-term portion notes payable, net of current portion, discounts and deferred loan costs	—	18,878,146
Long-term portion notes payable due to related party, net of discounts	$6,671,714	$—

NOTE 8 – CAPITAL SUBLEASE OBLIGATION

On December 27, 2013, the Company entered into a noncancelable long term capital sublease agreement with a related party for its manufacturing facility in Shreveport, Louisiana with an aggregate cost of $7,500,000, which is based on the recent selling price of the property. The imputed interest under the capital sublease amounted to 26.4%. Initial sublease payments are waived until the earlier of the start of production or August 1, 2015, after which sublease payments of $249,344 are payable monthly. The capital sublease payments increase by 3% on each 10 year anniversary of the sublease commencement date. The sublease expires on December 27, 2038 and includes two 25 year options to extend.

The Company recognized $3,228,588, $2,740,795, and $2,241,134 in interest expense under this sublease agreement for the years ended December 31, 2016, 2015, and 2014, respectively, which is included in current and long term interest payable on the accompanying balance sheets at December 31, 2016, and 2015.

On July 31, 2015, the Company entered into an amendment to the capital sublease agreement. The amendment abated the monthly sublease payments of $249,344 from August 1, 2015 through January 1, 2016. Monthly payments for the period February 1, 2016 through July 31, 2016 were deferred and payable in full on August 1, 2016 under the amendment. As a result of the sublease amendment, the Company recorded an adjustment to reduce the capital sublease obligation and the respective facility under capital sublease by $1,477,323, which represents the change in the present value of the amended minimum lease payments in accordance with FASB ASC Subtopic 840-30-35, Capital Leases.

On November 17, 2016, the Company entered into a second amendment to the capital sublease agreement. The amendment converted accrued sublease payments of $2,742,781 and accrued and common area maintenance charges, property taxes, insurance (“lease charges”), late fees and interest of $4,812,806 into 435,036 shares of the

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 8 – CAPITAL SUBLEASE OBLIGATION (Continued)

Company’s Series C Convertible Preferred Stock and a warrant to purchase 25,000 shares of the Company’s common stock. The Series C Convertible Preferred Stock convert into an equal number of shares of the Company’s common stock. The conversion prepaid the December 1, 2016 sublease payment and lease charges. The aggregate fair value attributed to these detachable warrants was $224,600 at the grant date. See Note 9 for additional information regarding the warrants.

The November 17, 2016 amendment will also convert projected sublease payments of $2,992,125 and projected lease charges of $598,324 into 96,380 shares of the Company’s Series D Convertible Preferred Stock, which convert into an equal number of shares of the Company’s common stock. This conversion will be effective on January 1, 2017 and will prepay the sublease payments and lease charges through December 31, 2017. As a result of the second sublease amendment, the Company recorded an adjustment to increase the capital sublease obligation and the respective facility under capital sublease by $272,465, which represents the change in the present value of the amended minimum lease payments in accordance with FASB ASC Subtopic 840-30-35, Capital Leases.

For the years ended December 31, 2016, 2015, and 2014, the Company incurred common area maintenance charges, property tax, and insurance expense of $734,238, $2,067,957, and $1,545,521, respectively.

Future minimum sublease payments under the noncancelable capital sublease are as follows:

Years ending December 31,
2017	$2,992,125
2018	2,992,125
2019	2,992,125
2020	2,992,125
2021	2,992,125
Thereafter	52,857,085
Total minimum sublease payments	67,817,710
Less: amount representing interest	(61,522,568)
$6,295,142

Facility under capital sublease as of December 31, 2016 and 2015, is $6,295,142 and $6,022,677, respectively. Accumulated depreciation as of December 31, 2016 and 2015, is $812,673 and $573,713, respectively.

NOTE 9 – WARRANTS AND WARRANTS LIABILITY

The Company follows FASB ASC Subtopic 815-40, Contract in An Entity’s Own Equity, as it relates to outstanding warrants.

In connection with the Shreveport Business Park, LLC second capital sublease amendment, which occurred on November 17, 2016, the Company issued a warrants to purchase 25,000 shares of common stock at an exercise price of $20.00 per share. These warrants are exercisable, in whole or in part at any time up until the expiration of the warrant agreement at November 17, 2021. The aggregate fair value attributed to these warrants was $224,600 at the grant date. These warrants are classified as equity in the accompanying balance sheets.

The December 31, 2016 fair value for the warrants issued was calculated using the Black-Scholes model with the following assumptions:

Dividend yield	0.00%
Volatility	85.00%
Risk free interest rate	1.72%
Expected life	5 years

As of December 31, 2016 and 2015, none of the warrants had been exercised.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 9 – WARRANTS AND WARRANTS LIABILITY (Continued)

In May 2016, as consideration for a personal guaranty in the amount of $5,000,000 given by a director and stockholder of the company to induce a credit card processor to release $4,000,000 of reserved funds, the Company issued warrants to purchase 58,824 shares of common stock at an exercise price of $17.00 per share. These warrants are exercisable, in whole or in part at any time up until the expiration of the warrant agreement in May, 2021. The aggregate fair value attributed to these warrants was $820,360 at the grant date. These warrants are classified as equity in the accompanying balance sheets.

The December 31, 2016 fair value for the warrants issued was calculated using the Black-Scholes model with the following assumptions:

Dividend yield	0.00%
Volatility	82.00%
Risk free interest rate	1.00%
Expected life	5 years

As of December 31, 2016 and 2015, none of the warrants had been exercised.

In connection with the November 2015 Regulation A stock offering of 1,410,048 shares of the Company's common stock at a price of $ 12.00 per share, the Company issued an aggregate of warrants to purchase 21,408 shares of common stock at an exercise price of $12.00 per share to the intermediary technology platform provider. 10,708 of the warrants expire 3 years from the grant date and 10,700 of the warrants expire 7 years from the grant date. These warrants contain provisions that protect holders from a decline in the issue price of the Company’s common stock (“down-round” provision). Due to these down-round provisions, the Company accounted for these warrants as liabilities instead of equity in the accompanying balance sheets. The Company will revalue the fair value adjustment of this derivative instrument at each reporting period. As of December 31, 2016 and 2015 the fair value of the derivative instrument was $25,540 and $73,663, respectively.

The December 31, 2016 fair value for the warrants issued was calculated using the Monte Carlo Simulation model with the following assumptions:

Dividend yield	0.00%
Volatility	80.00% - 83.00%
Risk free interest rate	1.20% - 2.09%
Expected life	2 - 6 years

The December 31, 2015 fair value for the warrants issued was calculated using the Monte Carlo Simulation model with the following assumptions:

Dividend yield	0.00%
Volatility	82.00%
Risk free interest rate	1.30% - 1.34%
Expected life	3 years

As of December 31, 2016, 18,384 warrants were exercised using the cashless conversion option, resulting in the Company issuing an additional 8,012 shares of common stock. As of December 31, 2015, none of the warrants had been exercised. On March 31, 2017, the Company issued common stock in a private placement offering to a director and stockholder of the Company. The common stock was issued at $5.98 per share. The issuance triggered the “down-round” provision in the outstanding warrants, and reduced the exercise price from $12.00 per share to $5.98 per share.

In connection with the private placement of the Convertible Subordinated Secured Notes, which occurred through December 17, 2015, the Company issued an aggregate of warrants to purchase 83,621 shares of common stock at an exercise price of $7.18 per share, and 3,534 shares of common stock at an exercise price of $11.58 per

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 9 – WARRANTS AND WARRANTS LIABILITY (Continued)

share. These warrants expire December 2020. These warrants contain provisions that protect holders from a decline in the issue price of the Company’s common stock (“down-round” provision). Due to these down-round provisions, the Company accounted for these warrants as liabilities instead of equity in the accompanying balance sheets. The Company will revalue the fair value adjustment of this derivative instrument at each reporting period. As of December 31, 2016 and 2015 the fair value of the derivative instrument was $813,293 and $834,040, respectively.

The December 31, 2016 fair value for the warrants issued was calculated using the Monte Carlo Simulation model with the following assumptions:

Dividend yield	0.00%
Volatility	81.00%
Risk free interest rate	1.68%
Expected life	5 years

The December 31, 2015 fair value for the warrants issued was calculated using the Monte Carlo Simulation model with the following assumptions:

Dividend yield	0.00%
Volatility	80.00%
Risk free interest rate	1.72%
Expected life	5 years

As of December 31, 2016 and 2015, none of the warrants had been exercised. On March 31, 2017, the Company issued common stock in a private placement offering to a director and stockholder of the Company. The common stock was issued at $5.98 per share. The issuance triggered the “down-round” provision in the outstanding warrants, and reduced the exercise price of the Tier 1 and Tier 2 from $7.18 and $11.58, respectively, per share to $5.98 per share.

During 2014, in connection with obtaining subordinated promissory notes for $1,000,500 and $300,000 from a director and stockholder, the Company issued detachable warrants for the purchase of 1,887,554 shares of common stock at an exercise price of $5.56 per share. These warrants are exercisable, in whole or in part at any time up until the expiration of the warrant agreement at June 29, 2025. The aggregate fair value attributed to these detachable warrants was $1,224,188 at the grant date. These warrants are classified as equity in the accompanying balance sheets.

The fair value for the warrants issued was calculated using the Black-Scholes model with the following assumptions:

Dividend yield	0.00%
Volatility	87.00%
Risk free interest rate	0.40%
Expected life	10.5 years

As of December 31, 2016 and 2015, none of the warrants had been exercised.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 9 – WARRANTS AND WARRANTS LIABILITY (Continued)

Below is a summary of warrants outstanding at December 31, 2016 and 2015:

	Number of Shares	Weighted average exercise price	Weighted average remaining contractual term
Balance at January 1, 2015	1,887,554	5.56	10.5
Issued	95,909	7.78	4.8
Exercised	—
Expired/Forfeited	—	—	—
Balance at December 31, 2016	1,983,463	5.67	9.3
Granted	96,478	17.12	5.2
Exercised	(18,384)	12.00	—
Expired/Forfeited	—	—	—
Balance at December 31, 2016	2,061,557	6.15	8.1

NOTE 10 – INCOME TAXES

For the years ended December 31, 2016, 2015 and 2014, no income tax expense was recorded.

The Company’s effective tax rate differs from the federal statutory rate of 34.0% primarily due to the impact of state income taxes and the valuation allowance recorded against its deferred tax assets.

Reconciliation of the federal statutory rate to the effective tax rate is as follows:

	2016	2015
Federal statutory rate	34.0%	34.0%
State income taxes, net of federal tax benefit	2.71	1.5
Permanent differences	(1.7)	(1.5)
Valuation allowance adjustments	(35.01)	(28.4)
Others	0.0	(5.6)
Effective tax rate	0.0%	0.0%

The principal components of deferred tax assets and liabilities are as follows as of December 31:

	2016	2015
Non-current deferred tax assets:
Property and equipment	$3,056,006	$2,869,354
Nonrefundable customer deposits	9,978,443	5,405,381
Net operating losses	25,841,238	14,220,992
Others	429,558	—
Total non-current deferred tax assets	39,305,245	22,495,727

Valuation allowance	(37,581,853)	(21,419,829)

Non-current deferred tax liabilities:
Imputed interest	(304,121)	(548,518)
Deferred state taxes	(1,407,361)	(532,380)
Others	(11,910)	—
Total non-current deferred tax liabilities	(1,723,392)	(1,080,898)

Total non-current deferred tax assets	$—	$—

Net deferred income taxes	$—	$—

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 10 – INCOME TAXES (Continued)

As of December 31, 2016, the Company has approximately $68.1 million and $61.3 million of federal and state net operating loss carryovers, respectively. These net operating loss carryovers will begin to expire in 2031 and 2024 for federal and state income tax purposes, respectively. The actual utilization of the federal and state net operating losses may be limited by the provisions of Internal Revenue Code Section 382.

Given the lack of book income in the history of the Company and the uncertainty as to the likelihood of future taxable income, the Company has recorded a full valuation allowance against all its deferred tax assets because it is more likely than not that any of its deferred tax assets would be realized. The Company will evaluate the appropriateness of the valuation allowance on an annual basis and adjust the allowance as considered necessary. The Company is subject to U.S. federal and state income tax examinations for all years from inception. No examinations are currently pending.

NOTE 11 – COMMON STOCK

The Company received engineering and prototype development services from Elio Engineering, Inc. dba ESG Engineering, valued at $25,000,000. In exchange for these services, the Company transferred 25,000,000 shares of common stock to Elio Engineering, Inc. in October 2011.

During December 2013, in connection with an investor’s capital contribution of $7,484,056, net of equity issuance fees of $15,944 the President and CEO transferred 5,000,000 shares of common stock from his personal holdings to the investor. The President and CEO did not receive any compensation for this transfer of shares. The Company’s total shares issued and outstanding did not change as a result of this transfer during 2013.

During February 2014, outstanding convertible notes and accrued interest in the amount of $275,000 and $61,838, respectively, were converted to 412,500 shares of common stock. The shares were transferred from the President and CEO’s personal holdings to the convertible note holders. The President and CEO did not receive any compensation for this transfer of shares.

During 2009, the Company received lobbying services from Black Swan, LLC (“Black Swan”). In exchange for these lobbying services, the Company issued a contingent equity grant. Black Swan was entitled to receive up to 4% of outstanding common stock of the Company if the Company were to receive funding in excess of $10,000,000 under the Advanced Technology Vehicle Manufacturing program. On July 17, 2014, the Company entered into an amended agreement where Black Swan relinquished their contingent equity grant in exchange for 62,500 shares of common stock. The Company recorded the common stock granted to Black Swan using the relative fair value approach based on the Company’s estimated fair value. The grant vested immediately and $725,000 was recorded to general and administrative expenses in the accompanying statement of operations for the year ended December 31, 2014.

During December 2014, two of the Company’s directors contributed $150,000 in exchange for 15,000 shares of common stock.

The Company filed an offering statement pursuant to Regulation A of the Securities Act of 1933, which was qualified by the Securities and Exchange Commission on November 20, 2015. The Company offered a minimum of 1,050,000 shares of common stock and a maximum of 2,090,000 shares of common stock on a “best efforts” basis, at a price of $12.00 per share. The offering was authorized to continue until the earlier of March 31, 2016 (which could have been extended at the Company’s option) or the date when all shares have been sold.

The Company reserved the right to accept subscriptions for up to an additional 418,000 shares, for an additional $5,016,000 in gross proceeds. As of December 31, 2015 the Company sold 1,242,822 shares of common stock for $14,125,449, net of offering costs of $788,415 of which $73,663 is related to the issuance of warrant liabilities as further discussed in Note 9 above.

On February 16, 2016, the Company closed the Regulation A offering, after issuing an additional 167,226 shares of common stock for $1,694,544, net of offering costs of $312,168 of which $133,512 is related to the issuance of warrant liabilities as further discussed in Note 9 above and is included in the issuance of stock warrants on the Statement of Stockholders Equity.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 11 – COMMON STOCK (Continued)

In June 2016, the Company issued an additional 63,000 shares of common stock in connection with a private placement for proceeds of $1,069,160.

As of December 31, 2016 the Company issued an additional 210,571 shares of common stock in connection with the conversion of the convertible subordinated secured notes payable as further discussed in Note 7 above.

As of December 31, 2016 the Company issued an additional 8,012 shares of common stock in connection with the exercise of warrants issued in connection with the Regulation A offering as further discussed in Note 9 above.

Stock Options

At the May 23, 2016 annual shareholder meeting, shareholders approved the adoption of the 2016 Incentive and Nonstatutory Stock Option Plan, which was adopted, subject to shareholder approval, by the board of directors on April 25, 2016. The plan permits the granting of options to purchase up to 2,000,000 shares of common stock. During October 2016, the Company awarded 510,380 options to certain Company personnel, and directors. Stock options granted vest equally over a three year period. Director options are exercisable once the vesting date has occurred, and Company personnel options are exercisable once production begins. All options expire seven years from the award date and have an exercise price of $19.68 share. As of December 31, 2016, 121,380 options were forfeited.

The fair value for the options granted was calculated using the Black-Scholes model with the following assumptions:

Dividend yield	0.00%
Volatility	70.00%
Risk free interest rate	1.11%
Expected life	4.5 years

The total employee and director stock-based compensation recorded as operating expenses was $300,429 for the year ended December 31, 2016. At December 31, 2016 there was $3,974,681 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over the next three years.

	Number of Shares	Weighted average exercise price	Weighted average remaining contractual term
Balance at December 31, 2015	—	—	—
Granted	510,380	19.85	2.8
Exercised	—	—	—
Expired/Forfeited	(121,380)	19.85	—
Balance at December 31, 2016	389,000	19.85	2.8

Vested and exercisable at December 31, 2016	—	—	—

The Company currently uses authorized and unissued shares to satisfy share award exercises.

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance consists of the following at December 31, 2016:

Common stock warrants outstanding - related parties	1,971,378
Common stock warrants outstanding	90,171
Common stock options outstanding under the 2016 Plan	389,000
Authorized for future grant or issuance under the 2016 Plan	1,489,620
Convertible notes payable - related party	724,843
Convertible notes payable	345,270
Series C Convertible Preferred Stock	435,036
5,445,318

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Litigation

In management’s opinion, the Company is not currently involved in any legal proceedings, which, individually or in the aggregate, could have a material effect on its financial condition, operations and/or cash flows.

Sales Discounts

The Company provides a sales discount for nonrefundable deposit customers of up to 50% of the nonrefundable deposit, up to $500 per deposit. The deposit will be applied toward the purchase of the vehicle at the time of the customer purchase. No liability has been recorded for the nonrefundable deposit sales discount since revenues have not commenced and the utilization cannot be reasonably estimated at this time. Future committed sales discounts offered amounted to approximately $12,120,000 and $10,340,000 as of December 31, 2016 and 2015, respectively.

Sales Commitments

In August 2016, an offer was circulated that until the Company reached 65,000 total reservations, non-refundable reservation holders will receive a locked price of $7,300, exclusive of destination/deliver charges, taxes, title, registration, and options/installation. As a special incentive if non-refundable reservation holders make a binding purchase commitment the locked price is reduced to $7,000. As of December 31, 2016, the Company has received 63,661 total reservations, of which 37,539 have received the locked price of $7,300 and 18,792 have made a binding purchase commitment and have received the locked price of $7,000.

Creation of New Jobs

Among the terms of the Company’s purchase agreement with Racer was an agreement to use and develop the property so as to create at least 1,500 new jobs. The Company agreed that if it had not created 1,500 new jobs by February 28, 2016, it would pay Racer $5,000 for each full-time, permanent direct job that fell below the required number. On March 17, 2015, the Company entered into the second amendment and extended the deadline of this agreement to July 1, 2017. At December 31, 2016, the Company record an accrued liability of $7,500,000. The expense is included in general and administrative expenses in the Statement of Operations.

NOTE 13 – RELATED PARTY TRANSACTIONS

During 2013, the Company entered into a capital sublease with a related party owned by a director and stockholder as described in Note 8. On November 17, 2016 the Company entered into the second amendment to the capital sublease agreement as further discussed in Note 8. As part of the second amendment to the capital sublease, the Company converted the 2016 lease payments of $2,742,781, as well as the accrued common area maintenance charges, insurance, property taxes, and late fees and interest through December 31, 2016 of $4,812,806 into 435,036 shares of the Company’s Series C Convertible Preferred Stock and a warrant to purchase 25,000 shares of the Company’s common stock as further discussed in Note 8 and Note 9 above.

On August 1, 2014, CH Lending, a related party owned by a director and stockholder, purchased the promissory note from GemCap as further described in Note 7. The Company entered into an extension agreement, which defers the enforcement of the collection of the promissory note until July 31, 2018.

During 2014, the Company entered into three subordinated promissory notes with a director and stockholder of the Company for total proceeds of $1,900,500 as further discussed in Note 7 above. The secured promissory notes included detachable warrants as discussed in Note 7 and Note 9 above.

During 2015, the Company advanced to its President and CEO $253,048. This advance is reflected on the accompanying balance sheets in other current assets. The note incurs interest at the Federal Funds rate per annum and is due on demand. At December 31, 2015, the Federal Funds rate was 0.56%. As of May 3, 2016 the President and CEO has repaid the principal and interest on the advance.

During 2015, a director and stockholder of the Company purchased a total of $1,955,000 of the Tier 1 Convertible Subordinated Notes described in Note 7.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 13 – RELATED PARTY TRANSACTIONS (Continued)

In May 2016, the Company granted an option to purchase 58,824 shares of common stock at an exercise price of $17.00 per share to a director and stockholder of the Company. The shares were granted in consideration of the personal guaranty in the amount of $5,000,000 given by the director to induce a credit card processor to release $4,000,000 of reserved funds. The options had a fair value of $820,340 as of the grant date as discussed in Note 9 above.

During 2016, several directors and stockholders have advanced the Company $5,970,000 as evidenced by Convertible Unsecured Notes. The notes can be converted into common stock at a conversion price of $15.00 per share as further discussed in Note 7 above. See Note 14 for conversions subsequent to year end.

In March 2017, the Company issued 33,445 shares of common stock in a private placement offering to a director and shareholder of the Company at $5.98 per share. The common stock was issued at $5.98 per share. See Note 14 for additional information.

During 2016, several employees advanced the Company $75,155. The amount was outstanding at December 31, 2016, and will be repaid during 2017.

NOTE 14 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred through April 27, 2017 which is the date that the financial statements were available to be issued, and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements except as discussed in Note 7, Note 8, Note 9, Note 13 and below.

In order to reduce costs, effective January 1, 2017, the Company furloughed a significant portion of the engineering, manufacturing, and sales and marketing workforce. At this time the Company is focusing its efforts on raising capital through a combination of debt and equity offerings. Once capital has been raised, the Company will resume engineering, manufacturing, and sales and marketing efforts.

As of March 31, 2017, the Company has received total refundable and nonrefundable customer deposits for purposes of securing their vehicle production slot of approximately $1.2 million and $26.6 million, respectively.

On March 31, 2017, the Company issued common stock in a private placement offering to a director and stockholder of the Company. The common stock was issued at $5.98 per share. The issuance triggered the repricing provision on the outstanding Tier 2 Convertible Subordinated Notes and reduced the conversion rate from $9.65 per share of common stock to $5.98 per share of common stock. The repricing provision of the Tier 2 Convertible Subordinated Notes will increase the number of potential shares outstanding from 8,912 to 14,381. The issuance also triggered the down-round provision on the warrants issued in connection with the 2015 Regulation A offering and the Convertible Secured Notes issuance. The down-round provision reduced the exercise price of the Regulation A warrants from $12.00 to $5.98 per share and increased the number of potential shares outstanding from 3,024 to 6,068. The down-round provision reduced the exercise price of the Convertible Secured Note warrants from $7.18 and $11.58 to $5.98 and increased the number of potential shares outstanding from 87,155 to 107,245.

Subsequent to year end the Company has received additional advances from a director and stockholder of the Company amounting to $514,000. The March 31, 2017 common stock private placement discussed above triggered the repricing provision on the outstanding Convertible Unsecured Notes, and reduced the conversion price from $15.00 per share of common stock to $5.98 per share of common stock. On April 17, 2017, the principal balance and accrued interest of $6,484,000 and $165,220, respectively, was converted into 1,111,910 shares of common stock. As of the date of this filing there were no Convertible Unsecured Notes outstanding.

The Company has converted $2,200,000 of principal and $190,800 of accrued interest from its Tier 1 Convertible Subordinated Notes into 399,799 shares of the Company’s common stock at a conversion price of $5.98. Of this amount, $1,955,000 of principal and $174,095 of accrued interest, was converted by a director and stockholder of the Company. The Company has converted $45,000 of principal and $2,713 of accrued interest from its Tier 2 Convertible Subordinated Notes into 4,944 shares of the Company’s common stock at a conversion price of $9.65. Future conversions of the Tier 2 Convertible Subordinated Notes will have a conversion price of $5.98 due to the triggering of the repricing provision, as discussed above. The Company has $1,704,980 outstanding of the Tier 1 and $86,000 outstanding of the Tier 2 Convertible Subordinated Secured Notes as of the date the financial statements were available to be issued.

ELIO MOTORS, INC.
BALANCE SHEETS

	March 31, 2017	December 31, 2016
	(Unaudited)	(Audited)
Assets
Current Assets
Cash	$208,748	$120,206
Restricted cash held in escrow	209,001	192,694
Prepaid expenses	698,230	418,568
Other current assets	—	303,000
Assets held for sale	329,793	400,000
Deferred loan costs	130,049	136,852
Total Current Assets	1,575,821	1,571,320

Restricted cash held for customer deposits	2,070,346	2,013,605
Machinery and equipment, net	11,984,976	11,988,165
Facility under capital sublease, net	5,420,167	5,482,468
Deferred loan costs	580,279	650,048
Deferring offering costs	119,456	117,081
Other assets	25,000	25,000
Total Assets	$21,776,045	$21,847,687
Liabilities and Stockholders' Deficit
Current Liabilities
Accounts payable and accrued liabilities	$12,082,669	$11,723,376
Refundable customer deposits	1,228,100	1,247,550
Advances due to related party	75,317	75,155
Interest payable, current portion	8,525,744	9,515,336
Derivative liabilities - fair value of warrants	471,836	838,833
Notes payable due to related party	1,250,000	—
Notes payable, net of discount and deferred loan costs	20,666,189	20,315,081
Total Current Liabilities	44,299,855	43,715,331

Nonrefundable customer deposits	26,552,160	26,035,436
Interest payable, net of current portion	5,522,827	5,351,431
Convertible notes payable, net of discount	6,269,974	5,737,184
Notes payable due to related party, net of current portion and discount	5,068,513	6,671,714
Capital sublease obligation	6,295,142	6,295,142
Total Liabilities	94,008,471	93,806,238

Commitments and contingencies (see notes to financial statements)
Stockholders' Deficit:
Common stock, no par value, 100,000,000 shares authorized, 26,857,412 and 26,769,131 shares issued and outstanding at March 31, 2017 and December 31, 2016, respectively	62,752,316	61,854,867
Preferred stock, no par value, 10,000,000 shares authorized, 531,416 and 435,036 shares issued and outstanding at March 31, 2017 and December 31, 2016, respectively	10,921,436	7,330,987
Accumulated deficit	(145,906,178)	(141,144,405)
Total Stockholders' Deficit	(72,232,426)	(71,958,551)
Total Liabilities and Stockholders Deficit	$21,776,045	$21,847,687

See accompanying notes to financial statements

ELIO MOTORS, INC.
STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended March, 31
	2017	2016
Costs and Expenses:
Engineering, research and development costs	$897,912	$3,700,641
General and administrative expenses	748,372	1,354,878
Sales and marketing expenses	513,006	1,819,354
Total costs and expenses	2,159,290	6,874,873

Loss From Operations	(2,159,290)	(6,874,873)

Other income (expense):
Other income	107	4,463
Interest expense	(2,969,587)	(1,893,159)
Gain (loss) on change in fair value of derivative liability	366,997	(730,703)
Total other expenses, net	(2,602,483)	(2,619,399)

Net Loss	$(4,761,773)	$(9,494,272)

Basic loss per common share:	$(0.18)	$(0.36)

Weighted-average number of common shares outstanding	26,810,586	26,410,717

See accompanying notes to financial statements

ELIO MOTORS, INC.
STATEMENT OF CASH FLOWS
(Unaudited)

	Three Months Ended March 31,
	2017	2016
Cash Flows From Operating Activities
Net Loss	$(4,761,773)	$(9,494,272)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	65,490	61,833
Amortization of discount on notes payable	680,274	737,235
Amortization of deferred financing costs	90,216	88,348
Accrued interest on capital sublease obligation	656,280	743,329
(Gain) Loss on change in fair value of derivative liability	(366,997)	730,703
Stock based compensation	351,379	—
Change in operating assets and liabilities:
Prepaid expenses and other current assets	621,662	(1,624,265)
Accounts payable and accrued liabilities	359,292	376,519
Interest payable	1,539,861	(363,311)
Net Cash Used in Operating Activities	(764,316)	(8,743,881)
Cash Flows From Investing Activities
Purchases of machinery and equipment	—	(2,956)
Proceeds from sale of machinery and equipment, net	70,207	623,202
Net Cash Used in Investing Activities	70,207	620,246
Cash Flows From Financing Activities
Change in restricted cash	(73,047)	1,039,513
Customer deposits	497,274	1,396,250
Issuance of common stock	200,000	2,006,712
Common stock issuance costs	—	(178,503)
Deferred offering costs	(2,375)	—
Proceeds from convertible notes	514,000	—
Repayments of advances from related party	(353,201)	—
Advances to related party	—	(101,008)
Net Cash Provided by Financing Activities	782,651	4,162,964
Net Change in Cash	88,542	(3,960,671)
Cash at Beginning of Year	120,206	6,870,044
Cash at End of Year	$208,748	$2,909,373
Supplemental disclosures of cash flow information
Cash paid during the period for interest	$2,956	$659,694
Supplemental disclosures of non-cash investing and financing activities
Issuance of warrants for stock offering costs	$—	$3,095
Exercise of warrants	$—	$133,512
Convertible notes payable converted to equity	$346,070	$150,936
Issuance of stock-based compensation	$351,379	$—
Conversion of accounts payable and accrued interest to preferred stock under capital lease arrangement	$3,590,449	$—

See accompanying notes to financial statements

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 – BUSINESS ORGANIZATION AND NATURE OF OPERATIONS

Elio Motors, Inc., (OTCQX: ELIO), (the “Company”), was formed on October 26, 2009. The Company was created to provide affordable transportation to those commuters seeking an alternative to today’s offering; at the same time provide vital American jobs. The Company is in the process of designing a three wheeled vehicle for mass production in the U.S. that achieves ultra-high fuel economy, exceeds safety standards and a targeted base price of $7,450, which excludes options, destination/delivery charges, taxes, title and registration.

Pursuant to the articles of incorporation, the Company is authorized to issue 100,000,000 shares of common stock and 10,000,000 preferred shares, of which 100,000 preferred shares are designated as Series A Convertible Preferred shares (“Series A shares”), 435,036 preferred shares are designated as Series C Convertible Preferred shares (“Series C shares”), and 96,380 preferred shares are designated as Series D Convertible Preferred shares (“Series D shares”). The Company’s common stock and preferred shares have no par value. To date no dividends have been declared by the Company.

The Series A shares are convertible into an equal number of common shares, subject to certain dilution adjustments, at the holder’s election. The Series A shares rank senior and prior in rights to the common shares and any other class of preferred shares with respect to dividend rights, and rights upon liquidation, winding up or dissolution. Issued Series A shares shall accrue and accumulate an 8% cumulative preferential cash dividend based on the purchase price per share. Such dividends are payable when declared by the Board of Directors of the Company. There were no Series A shares issued or outstanding at March 31, 2017 and December 31, 2016.

The Series C shares are convertible into an equal number of common shares, subject to certain dilution adjustments, at the stockholder’s election. The Series C shares shall, with respect to rights upon liquidation, winding up, or dissolution, rank senior and prior in right to each class of common stock and any other class of preferred shares, other than a class or series ranking on par with or senior to the Series D shares. There were 435,036 Series C shares issued and outstanding at March 31, 2017 and December 31, 2016.

The Series D shares are convertible into an equal number of common shares, subject to certain dilution adjustments, at the holder’s election. The Series D shares shall, with respect to rights upon liquidation, winding up, or dissolution, rank senior and prior in right to each class of common stock and any other class of preferred shares, other than a class or series ranking on par with or senior to the Series D shares. The Company’s Series C shares and Series D shares shall rank on par with one another. There were 96,390 Series D shares issued and outstanding at March 31, 2017 and no Series D shares issued and outstanding at December 31, 2016.

NOTE 2 – GOING CONCERN AND MANAGEMENT’S PLANS

As of March 31, 2017 the Company had a working capital deficiency and a stockholder’s deficit of $41,474,035 and $145,906,178, respectively. During the three months ended March 31, 2017 December 31, 2016, the Company incurred losses of $4,761,773 and $9,494,272, respectively. These conditions indicate that there is substantial doubt about the Company’s ability to continue as a going concern within the next twelve months from the filing date of this report.

Through March 31, 2017, the Company has not recorded any revenues for the sale of its vehicle nor does it expect to record revenues of any significant amount prior to commercialization of its vehicle. The Company’s primary source of operating funds since inception has been contributions from stockholders, debt issuance and customer deposits. The Company intends to continue to raise additional capital through debt and equity placement offerings until it consistently achieves positive cash flow from operations after starting production. If the Company is unable to obtain such additional financing on a timely basis or the Company’s debt holders do not agree to convert their notes into equity or extend the maturity dates of their notes, the Company may have to curtail its engineering and development, and sales and marketing efforts, which would have an adverse effect on the Company’s business, financial condition, and results of operations, and ultimately the Company could be forced to discontinue its operations and liquidate.

Once the Company’s planned principal operations commence, its focus will be on the manufacturing and marketing of its vehicles and the continued research and development of new products. The Company may not be

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 2 – GOING CONCERN AND MANAGEMENT’S PLANS (Continued)

profitable even if it succeeds in commercializing its product. The Company expects to make substantial expenditures and to incur additional operating losses for at least the next few years as it continues to develop the vehicle, increase manufacturing capacity for production, and enter into production and marketing collaborations with other companies, if available on commercially reasonable terms, or develop these capabilities internally.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), which contemplate continuation of the Company as a going concern and the realization of assets and satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the financial statements do not necessarily purport to represent realizable or settlement values. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Significant estimates include the valuation of services provided in exchange for common stock, the utilization and realization of machinery and equipment held for production, the valuation of assets held for sale, the fair value of derivative instruments, and the discount on debt for warrants granted in connection with the issuance of promissory notes. Actual results could differ from those estimates.

Financial Instruments

FASB ASC Subtopic 825-10, Financial Instruments, requires disclosure of fair value information about financial instruments. The Company’s financial instruments include cash, accounts payable, other current assets and liabilities, long-term debt and derivative instruments. The fair value of the Company’s cash, accounts payable, other current assets and liabilities approximates their carrying value due to their relatively short maturities. The fair value of the Company’s senior and subordinated debt instruments approximates their carrying value as the interest is tied to or approximates market rates, or is short term in nature. The fair value of the Companies convertible subordinated debt instruments approximates the carrying value as the applicable interest rate has been adjusted to account for the beneficial conversion feature, or is short term in nature. For fair value of derivative instruments refer to Note 6.

Cash

The Company maintains cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and periodically evaluates the creditworthiness of the financial institutions and has determined the credit exposure to be negligible.

Restricted Cash

Restricted cash held in escrow as of March 31, 2017 and December 31, 2016, includes $209,001 and $192,694 deposited in escrow accounts with financial institutions for future payment of property taxes and principal payments on notes payable from the sale of machinery and equipment.

In addition, the Company has recorded $2,070,346 and $2,013,605 as restricted cash held for customer deposits as of March 31, 2017 and December 31, 2016, respectively. These amounts include amounts held as restricted that relate to refundable customer deposits, as well as amounts held as reserves by credit card processors.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other Current Assets

As of March 31, 2017, the Company has recorded no other current assets, and as of December 31, 2016, the Company has recorded $303,000 as other current assets. This amount represents the sale of assets held for sale near year end and the proceeds were received in the escrow account January 2017.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Property and equipment held for sale is recorded at the lower of cost or fair value less cost to sell. Major improvements are capitalized while expenditures for maintenance, repairs and minor improvements are charged to expense. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation and amortization are eliminated from the accounts, and any resulting gain or loss is reflected in operations. Property and equipment held for use are depreciated and amortized using the straight-line method over the estimated useful lives of the assets once placed in service.

The estimated useful lives for property and equipment are as follows:

Facility under capital sublease	25 years
Machinery and equipment	3-10 years
Vehicles	3-5 years
Computer equipment and software	2-5 years

Impairment of Long-Lived Assets

In accordance with FASB ASC Subtopic 360-10, Property, Plant, and Equipment – Impairment or Disposal of Long Lived Assets, property and equipment and identifiable intangible assets with estimable useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. There was no impairment charge for the three months ended March 31, 2017 and 2016.

Assets Held For Sale

In connection with a strategy to reduce debt, the Company decided to sell machinery and equipment held at its Shreveport, Louisiana facility that will not be used during production. The carrying value of the machinery and equipment held for sale is stated at its lower of cost or fair value less cost to sell of $329,793 and $400,000, which is shown as “Assets held for sale” at March 31, 2017 and December 31, 2016, respectively, in the accompanying balance sheets in accordance with FASB ASC Topic 360, Property, Plant, and Equipment.

The estimated value is based on negotiations with potential buyers. The amount that the Company will ultimately realize could differ materially from the amount recorded in the financial statements. The Company anticipates disposing of all assets held for sale within one year.

Accounting for Debt/Proceeds Allocation

The Company accounts for the issuance of debt with detachable warrants under FASB ASC Subtopic 470-20, Debt with Conversion and Other Options (“ASC 470-20”). Pursuant to ASC 470-20, the warrants issued in connection with the related party debt (Note 7) are accounted for as equity due to the stock settlement available to the holder. The Company used the Black-Scholes option pricing model as the valuation model to estimate the fair value of the warrants. These warrants were fair valued on the issuance date and recorded at the relative fair value of the warrants and underlying related party promissory notes. The warrants are not subsequently revalued.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Debt Issuance Costs

Deferred financing costs are legal and other costs incurred in connection with obtaining new financing. During 2015, FASB Accounting Standards Update 2015-03, Interest—Imputation of Interest (Subtopic 835-30) (“ASU 2015-03”) was issued. ASU 2015-03 simplifies the presentation of debt issuance costs and requires that debt issuance costs related to a recognized debt liability be presented in the accompanying balance sheets as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. At the close of the Convertible Subordinated Note offering, the Tier 1 notes had a beneficial conversion feature and debt issuance costs in excess of the note amount. As a result the debt issuance costs were recorded as a deferred loan cost. As of March 31, 2017, the current and long-term portions of deferred loan costs were $130,049 and $580,279, respectively. As of December 31, 2016, the current and long-term portions of deferred loan costs were $136,852 and $650,048, respectively.

ASU 2015-03 does not change the accounting for amortization of the debt issuance costs. The Company amortizes the debt issuance costs to interest expense over the term of the respective note payable using the effective yield method. Deferred financing costs amortized to interest expense amounted to $90,216 and 88,348 for the three months ended March 31, 2017 and 2016, respectively.

Beneficial Conversion Feature

From time to time, the Company may issue convertible notes that may have conversion prices that create an embedded beneficial conversion feature pursuant to FASB ASC Subtopic 470-20, Debt with Conversion and Other Options. A beneficial conversion feature exists on the date a convertible note is issued when the fair value of the underlying common stock to which the note is convertible is in excess of the conversion price. In accordance with this guidance, the intrinsic value of the beneficial conversion feature is recorded as a debt discount with a corresponding amount to common stock. The debt discount is amortized to interest expense over the life of the note using the effective interest method.

Warrants

The Company accounts for warrants with anti-dilution (“down-round”) provisions under the guidance of FASB ASC Topic 815, Derivatives and Hedging, (“ASC 815”) which require such warrants to be recorded as a liability and adjusted to fair value at each reporting period.

The Company used the Monte Carlo method to calculate fair value and accounts for the issuance of common stock purchase warrants issued in connection with capital financing transactions in accordance with the provisions of ASC 815. Based upon the provisions of ASC 815, the Company classifies as equity any contracts that (i) require physical settlement or net-share settlement or (ii) give the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). The Company classifies as assets or liabilities any contracts that (i) require net-cash settlement (including a requirement to net-cash settle the contract if an event occurs and if that event is outside the control of the Company) or (ii) gives the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

Revenue Recognition

The Company recognizes revenue from products sold when there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is determinable and collection is reasonably assured. Deposits collected in advance of the period in which the product is delivered are recorded as a liability under refundable and nonrefundable deposits. Nonrefundable deposits are not considered revenue because the Company has not fulfilled their obligation to the customer as production is not expected to begin until the fourth quarter of 2018 as further discussed in Note 5.

Advertising Costs

Advertising costs are expensed as incurred. Such costs, which amounted to $513,006 and $1,354,878 for the three months ended March 31, 2017 and 2016, respectively, are included in sales and marketing expenses in the accompanying statements of operations.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Research and Development Costs

In accordance with FASB ASC Topic 730, Research and Development, research and development costs are expensed as incurred. Research and development expenses consist of purchased technology, purchased research and development rights and outside services for research and development activities associated with product development. In accordance with ASC Topic 730, the cost to purchase such technology and research and development rights are required to be charged to expense if there is currently no alternative future use for this technology and, therefore, no separate economic value. Research and development costs amounted to $897,912 and $3,700,641 for the three months ended March 31, 2017 and 2016, respectively.

Loss per Common Share

The Company computes loss per common share, in accordance with FASB ASC Topic 260, Earnings Per Share, which requires dual presentation of basic and diluted earnings per share. Basic income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding, plus the issuance of common shares, if dilutive, that could result from the exercise of outstanding stock options and warrants. These potentially dilutive securities were not included in the calculation of loss per common share for the three months ended March 31, 2017 and 2016 because their effect would be anti-dilutive.

The outstanding securities consist of the following:

	Three Months Ended March 31,
	2017	2016
Outstanding convertible notes	1,710,699	847,229
Outstanding warrants	2,084,691	1,995,870
Series C convertible preferred stock	435,036	—
Series D convertible preferred stock	96,380	—
Total potentially dilutive securities	4,326,806	2,843,099

Income Taxes

The Company is taxed as a C corporation in the United States of America. The Company uses the asset and liability method of accounting for income taxes in accordance with FASB ASC 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date. The realizability of deferred tax assets is assessed throughout the year and a valuation allowance is established as necessary.

The Company follows the requirements of ASC 740, which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold of more likely than not and a measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In making this assessment, the Company must determine whether it is more likely than not that a tax position will be sustained upon examination, based solely on the technical merits of the position. Management believes that the Company has taken no uncertain tax positions as of March 31, 2017 and 2016, and therefore no accruals have been made in the financial statements related to uncertain tax positions.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-based Compensation

The Company accounts for stock-based compensation in accordance with FASB ASC 718 Compensation – Stock Compensation (“ASC 718”), which establishes accounting for equity instruments exchanged for employee services. Under such provisions, stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense, under the straight-line method, over the employee’s requisite service period (generally the vesting period of the equity grant).

The Company accounts for equity instruments, including restricted stock or stock options, issued to non-employees in accordance with authoritative guidance for equity based payments to non-employees. Stock options issued to non-employees are accounted for at their calculated fair value of the award.

Recently Issued Accounting Standards

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services.

ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing U.S. GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 is effective first quarter of fiscal 2018 using either of two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. Based on our preliminary analysis we do not believe the adoption of ASU 2014-09 will have a material impact on our financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements – Going Concern: Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). ASU 2014-15 requires management to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern and, if so, provide certain footnote disclosures. ASU 2014-15 is effective for annual periods ending after December 15, 2016, including interim reporting periods thereafter. We adopted ASU 2014-15 as of December 31, 2016, and have provided footnote disclosures due to our uncertainty about the entity’s ability to continue as a going concern as further discussed in Note 2.

In November 2015, the FASB issued Accounting Standards Update No. 2015-17, Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). This standard requires that deferred income tax liabilities and assets be presented as noncurrent assets or liabilities in the balance sheet. ASU 2015-17 is effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods, and may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. Early adoption is permitted. Based on our preliminary assessment, we do not expect this new standard to have a material impact on our financial statements or related disclosures. We will adopt this standard on the effective date.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). This update substantially revises standards for the recognition, measurement and presentation of financial instruments. This standard revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments. ASU 2016-01 is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods, with early adoption permitted for certain requirements. We are assessing the impact of adopting this new accounting standard on our financial statements and related disclosures.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Standards (Continued)

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). The amendments in this ASU revise the accounting related to lessee accounting. Under the new guidance, lessees will be required to recognize a lease liability and a right-of-use asset for all leases. The new lease guidance also simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. The amendments in this ASU are effective for us beginning on January 1, 2019 and should be applied through a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Based on our preliminary assessment, we do not expect this new standard to have a material impact on our financial statements or related disclosures.

In March 2016, the FASB issued ASU No. 2016-09, Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). The ASU includes various provisions to simplify the accounting for share-based payments with the goal of reducing the cost and complexity of accounting for share-based payments. The amendments may significantly impact net income, earnings per share and the statement of cash flows as well as present implementation and administration challenges for companies with significant share-based payment activities. ASU No. 2016-09 is effective for public companies for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows: Restricted Cash (“ASU 2016-18”). ASU 2016-18 requires the Statement of Cash Flows to explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, restricted cash or cash equivalents should be included with cash and cash equivalents when recording the beginning-of-period and end-of-period total amounts on the Statement of Cash Flows. ASU 2016-18 will be effective for the Company on January 1, 2018 and is not expected to have a significant impact on the Company’s financial statements.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at March 31, 2017 and December 31 2016:

	March 31, 2017	December 31, 2016
Facility under capital sublease	$6,295,142	$6,295,142
Machinery and equipment	11,897,633	11,897,632
Vehicles	49,532	49,532
Computer equipment and software	57,710	57,710

Total property and equipment	18,300,017	18,300,016
Less: accumulated depreciation	(894,873)	(829,383)
Machinery and equipment, net	$11,984,976	$11,988,165
Facility under capital sublease, net	$5,420,168	$5,482,468

Depreciation and amortization of property and equipment held for use amounted to $65,490 and $61,833 for the three months ended March 31, 2017 and 2016, respectively. There was no depreciation and amortization expense related to manufacturing machinery and equipment held for future production at the Company’s Shreveport, Louisiana facility. At March 31, 2017 and December 31, 2016, the Shreveport manufacturing machinery and equipment held for future production totaled $11,897,633. Included in the March 31, 2017 and December 31, 2016 balance of machinery and equipment is $871,682 in assets management has identified will not be used in production. This amount is not classified as assets held for sale because management does not believe the sale of assets is probable within one year. The Company plans to start production in the fourth quarter of 2018 at which time the manufacturing machinery and equipment will be placed in service.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 4 - PROPERTY AND EQUIPMENT (Continued)

At March 31, 2017 and December 31, 2016, the Company conducted a review of the machinery and equipment held for sale. Based on the review, the Company had no impairment charge for the three months ended March 31, 2017 and 2016. The assets to be disposed of include conveyance systems, robotics and controllers, and general manufacturing equipment held in the Shreveport Louisiana facility. The Company reviewed the estimated undiscounted future cash flows expected to be received at the disposition of the assets to determine the amount of the asset impairment.

NOTE 5 – CUSTOMER DEPOSITS

The Company has received customer deposits ranging from $100 to $1,000 per order for purposes of securing their vehicle production slot. As of March 31, 2017 and December 31, 2016, the Company received refundable deposits of $1,228,100 and $1,247,550, respectively, which are refundable upon demand. Refundable deposits are included in current liabilities in the accompanying balance sheets. As of March 31, 2017 and December 31, 2016, the Company received nonrefundable deposits of $26,552,160 and $26,035,436, respectively. The nonrefundable deposits are included in long term liabilities in the accompanying balance sheets since the Company has not fulfilled their obligation to the customer as production is not expected to begin until the fourth quarter of 2018, and is under no obligation to return the deposit to the customer. As further discussed in Note 11 Commitments and Contingencies: Sales Discounts, the Company provides a sales discount for nonrefundable deposit customers up to 50% of the nonrefundable deposit, up to $500 per deposit. As of March 31, 2017 and December 31, 2016, future committed sales discounts offered amounted to approximately $12,249,494 and $12,120,313, respectively.

NOTE 6 – FAIR VALUES OF ASSETS AND LIABILITIES

The Company groups its assets and liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1—Valuation is based on quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2—Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The Company uses valuation methods and assumptions that consider among other factors the fair value of the underlying stock, risk-free interest rate, volatility, expected life and dividend rates in estimating fair value for the warrants considered to be derivative instruments.

The following table presents the Company’s fair value hierarchy for applicable assets and liabilities measured at fair value on a recurring basis as of March 31, 2017.

	Level 1	Level 2	Level 3	Total
Warrant liabilities	$—	$—	$471,836	$471,836

The Company’s recurring Level 3 instruments consisted of stock warrant liabilities. Warrant liabilities are valued using the Monte Carlo option pricing model. The significant unobservable inputs used in the fair value measurement of the stock warrant liability are risk-free interest rate over the term of the instrument, time to liquidity event, dividend yield, and volatility of equity. The change in any of those inputs in isolation would result in a significant change of fair value measurement.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 6 – FAIR VALUES OF ASSETS AND LIABILITIES (Continued)

The following table describes the valuation techniques used to calculate the fair value for the warrant liabilities in the Level 3 hierarchy:

	Fair Value at March 31, 2017	Valuation Techniques	Unobservable Input	Weighted Average
Warrant liabilities	$471,836	Monte Carlo option pricing method	Risk-free rate	1.64%
			Time to liquidity event	3.72 yrs.
			Dividend yield	0.00%
			Volatility	80.10%

The following table presents the Company’s fair value hierarchy for applicable assets and liabilities measured at fair value on a recurring basis as of December 31, 2016.

	Level 1	Level 2	Level 3	Total
Warrant liabilities	$—	$—	$838,833	$838,833
Assets held for sale	$—	$—	$400,000	$400,000
Machinery and equipment	$—	$—	$871,682	$871,682

The Company’s recurring Level 3 instruments consisted of stock warrant liabilities and assets held for sale. Warrant liabilities are valued using the Monte Carlo option pricing model. The significant unobservable inputs used in the fair value measurement of the stock warrant liability are risk-free interest rate over the term of the instrument, time to liquidity event, dividend yield, and volatility of equity. The change in any of those inputs in isolation would result in a significant change of fair value measurement.

The following table describes the valuation techniques used to calculate the fair value for the warrant liabilities in the Level 3 hierarchy:

	Fair Value at December 31, 2016	Valuation Techniques	Unobservable Input	Weighted Average
Warrant liabilities	$838,833	Monte Carlo option pricing method	Risk-free rate	2.05%
			Time to liquidity event	3.96 yrs.
			Dividend yield	0.00%
			Volatility	80.10%

Assets held for sale are being measured at fair value using the unobservable level 3 inputs by estimating the physical condition, functional and economic obsolescence, and the undiscounted cash flow expected from the sale of assets.

A reconciliation of the warrant liability measured at fair value on a recurring basis with the use of significant unobservable inputs (level 3) from January 1, 2016 to March 31, 2017 follows:

Balance at January 1, 2016	$907,703
Issuance of warrants	133,512
Change in fair value of warrants included in earnings	(31,075)
Conversion of warrants	(171,307)
Balance at December 31, 2016	$838,833
Change in fair value of warrants included in earnings	(366,997)
Balance at March 31, 2017	$471,836

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 7 – LONG-TERM DEBT

Senior Promissory Note – Related Party

On February 28, 2013, in connection with the acquisition of certain machinery and equipment, the Company entered into a promissory note with GemCap Lending I, LLC, (“GemCap”), for $9,850,000. The note was secured by a first priority lien on certain machinery and equipment with an original value of $11,659,705 and was personally guaranteed by a stockholder. The note incurred interest at 15% per annum, payable monthly. All outstanding principal and interest was due upon maturity on February 28, 2014.

On February 27, 2014, the Company entered into the second amendment to the promissory note, which extended the maturity date to May 31, 2014 and reduced the interest rate to 12% per annum. On May 31, 2014, the Company entered into the third amendment to the promissory note, which extended the maturity date to July 31, 2014.

On August 1, 2014, CH Capital Lending, LLC, (“CH Capital”) owned by a director and stockholder, purchased the $9,850,000 promissory note from GemCap. On August 1, 2014, the Company and CH Capital entered into the fourth amendment to the promissory note, which extended the maturity date to July 31, 2015 and reduced the interest rate to 10% per annum.

On July 31, 2015, the Company entered into a forbearance agreement with CH Capital, which deferred the enforcement of the collection of the promissory note until July 31, 2016. On November 10, 2016, the Company entered into a loan extension agreement, which extended and amended the maturity date to July 29, 2017, with monthly payments of $50,000 commencing January 1, 2017. In addition to the monthly payments, the Company agreed that within five business days of the receipt of net proceeds of at least $25,000,000, in the aggregate from one or more offerings of the Company’s debt or equity securities, the Company shall remit a payment equal to the lessor of $2,000,000 or five percent of the net proceeds from the offerings. As of the date the financial statements were available to be issued, no monthly payments have been made.

On April 27, 2017 the Company entered into a second loan extension agreement with CH Capital, which extended and amended the maturity date to July 31, 2018. The agreement also allows for one option to further extend the maturity date until September 28, 2018 upon written notice and a payment of $125,000 to CH Capital on or before July 31, 2018. The loan extension also waived the $50,000 monthly payments that were due under the November 10, 2016 agreement, and replaced the payment of $2,000,000 or five percent of the net proceeds from an offering of at least $25,000,000, with a payment of $1,250,000 upon the receipt of net proceeds of at least $25,000,000, in the aggregate from one or more offerings of the Company’s debt or equity securities. The agreement further requires a payment of $1,250,000, on or before July 31, 2017. This amount may include the payments made upon the receipt of net proceeds from an offering of at least $25,000,000. If the Company fails to make the July 31, 2017 payment of $1,250,000, the Company agrees to pay $350,000 on or before August 1, 2017 and $50,000 per month thereafter.

Interest expense incurred on this note for the three months ended March 31, 2017 and 2016, amounted to $111,621 and $161,171, respectively.

As of March 31, 2017 and December 31, 2016, the Company has applied cumulative payments of $5,400,237 and $5,078,786, respectively in principal payments from the sale of machinery and equipment held for sale in the Shreveport Louisiana facility. The senior promissory note balance as of March 31, 2017 and December 31, 2016 was $4,418,013 and $4,771,214, respectively.

Related Party Subordinated Promissory Notes

On June 19, 2014, the Company entered into a promissory note agreement with a director and stockholder of the Company for $600,000. The promissory note is secured by any and all accounts, receivables, and/or deposits and incurs interest at 10% per annum. All accrued interest and unpaid principal are payable upon maturity. The note matured on December 31, 2014, but was amended and the maturity date was extended to January 31, 2019. The outstanding principal and interest amounted to $600,000 and $170,944, respectively, and $600,000 and $155,944, respectively, at December 31, 2016. Interest expense incurred on the note for the three months ended March 31, 2017 and 2016 amounted to $15,000 and $15,167, respectively.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 7 – LONG-TERM DEBT  (Continued)

Related Party Promissory Notes

On March 6, 2014, the Company entered into a promissory note agreement with a director and stockholder of the Company for $1,000,500. The promissory note is unsecured and incurs interest at 10% per annum. All accrued interest and unpaid principal are payable upon maturity at January 31, 2019. The outstanding principal and interest amounted to $1,000,500 and $236,267, respectively, at March 31, 2017 and $1,000,500 and $211,254, respectively, at December 31, 2016. Interest expense incurred on the note for the three months ended March 31, 2017 and 2016 amounted to $25,013 and $25,290, respectively.

On May 30, 2014, the Company entered into a promissory note agreement with a director and stockholder of the Company for $300,000. The promissory note is unsecured and incurs interest at 10% per annum. All accrued interest and unpaid principal is payable upon maturity at January 31, 2019. The outstanding principal and interest amounted to $300,000 and $77,222, respectively, as of March 31, 2017, and $300,000 and $69,722, respectively, as of December 31, 2016. Interest expense incurred on the note for the three months ended March 31, 2017 and 2016 amounted to $7,500 and $7,583, respectively.

The $1,000,500 and $300,000 promissory notes described above were issued with detachable warrants. See Note 9 for additional information regarding the warrants.

Subordinated Promissory Notes

On March 3, 2013, in connection with the acquisition of certain machinery and equipment, the Company entered into a promissory note with the Revitalizing Auto Communities Environmental Response Trust (“RACER”) for $23,000,000. The promissory note is secured by a subordinated lien on the manufacturing machinery and equipment held in Shreveport, Louisiana. The note is non-interest bearing. As part of the subordination agreement RACER requires all proceeds from the sale of manufacturing machinery and equipment held in Shreveport, Louisiana to be first applied to the outstanding principal balance on the CH Capital Lending, LLC note.

In accordance with FASB ASC Subtopic 835-30, Imputation of Interest, a discount of $7,095,524 was recorded to reflect an imputed interest rate of 12% per annum which was based on the Company’s credit, collateral, terms of repayment and similar prevailing market rates at the time the loan agreement was executed.

The outstanding balance, unamortized debt discount, and deferred loan costs amounted to $21,126,147, $451,176, and $8,782 respectively, at March 31, 2017. The outstanding balance, unamortized debt discount, and deferred loan costs amounted to $21,126,147, $793,502, and $17,564 respectively, at December 31, 2016.

On November 1, 2013, the Company missed a required monthly minimum payment triggering default interest of 18% per annum in accordance with the promissory note agreement. The default was cured in December 2013; however, default interest remained in effect throughout 2014. On January 1, 2015, the Company missed a required monthly minimum payment triggering interest of 18% per annum in accordance with the promissory note agreement. The outstanding principal balance continued to bear default interest of 18% until payments resumed on January 1, 2016.

On March 17, 2015, the Company entered into the first amendment to the subordinated promissory note with RACER. The first amendment delayed the monthly minimum payments from January 1, 2015 until January 1, 2016. The first amendment also extended the maturity date from September 1, 2016 to July 1, 2017. The outstanding principal balance shall continue to bear default interest of 18% per annum until the payments are resumed on January 1, 2016.

The Company missed the October 1, 2016 payment, and subsequently entered into an additional forbearance agreement extending the monthly payments until May 31, 2017. The outstanding balance shall continue to bear default interest of 18% per annum until the payments are resumed June 1, 2017.

Accrued default interest under the subordinated promissory note amounted to $7,777,713 and $6,523,211 at March 31, 2017 and December 31, 2016, respectively. Default interest expense incurred amounted to approximately $1,254,502, and $0 for the three months ended March 31, 2017 and 2016, respectively.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 7 – LONG-TERM DEBT  (Continued)

Convertible Subordinated Notes Payable

On March 2, 2015, the Company offered up to $30,000,000 of 5% Convertible Subordinated Secured Notes (the “Convertible Subordinated Notes”), due September 30, 2022, unless earlier converted to common shares by the holder pursuant to their terms, in a private placement to accredited investors. The first $5,000,000 (Tier 1) in Convertible Subordinated Notes have a conversion price of $5.98, the next $10,000,000 (Tier 2) in Convertible Subordinated Notes have a $9.65 conversion price, and the last $15,000,000 (Tier 3) in Convertible Subordinated Notes have a $12.98 conversion price. The Convertible Subordinated Notes contain a repricing provision, such that if the Company issues shares of its common stock at a price per share lower than the conversion price, then the conversion price shall be reduced to an amount equal to such consideration. The Company closed offering the Convertible Subordinated Notes in December 2015. The Convertible Subordinated Notes are senior secured obligations of the Company, subordinate only to a first lien obligation to CH Capital Lending, LLC and a second lien obligation to Racer Trust.

As the close of the offering the Company issued $5,000,560 of Tier 1 Convertible Subordinated Notes and $341,000 of Tier 2 Convertible Subordinated Notes. Net proceeds from the Convertible Subordinated Notes was $4,628,151 for Tier 1 and $286,250 for Tier 2, net of transaction fees. The Convertible Subordinated Notes balance, net of issuance costs and the related beneficial conversion feature is $756,291 and $754,607 as of March 31, 2017 and December 31, 2016, respectively. Accrued interest as of March 31, 2017 and December 31, 2016, amounted to $319,114 and $293,235, respectively.

A beneficial conversion feature discount of $5,000,560 and $112,841 was recorded for the Tier 1 and Tier 2 Convertible Subordinated Notes, respectively. The unamortized balance of the beneficial conversion feature discount amounted to $2,921,556 and $44,012 for Tier 1 and Tier 2, respectively, as of March 31, 2017. The unamortized balance of the beneficial conversion feature discount amounted to $3,236,497 and $49,911 for Tier 1 and Tier 2, respectively, as of December 31, 2016. The beneficial conversion feature discount is being amortized as interest expense over the terms of the Convertible Subordinated Notes using the effective interest method with an imputed interest rate of 11.6% on the Tier 2 Convertible Subordinated Notes.

Tier 1 issuance costs attributable to the debt component were recorded as a deferred loan cost asset, as the beneficial conversion feature and the issuance costs are in excess of the Tier 1 Convertible Subordinated Notes, and are being amortized as interest expense over the term of the Convertible Subordinated Notes. Tier 2 issuance costs attributable to the debt component were recorded as a direct deduction to the related debt liability and are being amortized as interest expense over the term of the Convertible Subordinated Notes. Deferred loan costs of $130,049 and $580,279 are recorded as current and long-term assets, respectively, as of March 31, 2017. Net issuance costs, amounted to $24,122 as of March 31, 2017 for Tier 2 Convertible Notes. Deferred loan costs of $136,852 and $650,048 are recorded as current and long-term assets, respectively, as of December 31, 2016. Net issuance costs, amounted to $28,985 as of December 31, 2016 for Tier 2 Convertible Subordinated Notes.

As of March 31, 2017, the Company converted $1,340,580 of principal and $60,775 of accrued interest from its Tier 1 Convertible Subordinated Notes into 237,574 shares of the Company’s common stock. As of March 31, 2017 the Company converted $255,000 of principal and $13,596 of accrued interest from its Tier 2 Convertible Subordinated Notes into 27,833 shares of the Company’s common stock. The Company has $3,659,980 and $86,000 outstanding of the Tier 1 and Tier 2 Convertible Subordinated Notes, respectively as of March 31, 2017. As of December 31, 2016, the Company converted $1,061,560 of principal and $60,775 of accrued interest from its Tier 1 Convertible Subordinated Notes into 187,682 shares of the Company’s common stock. As of December 31, 2016 the Company converted $210,000 of principal and $10,883 of accrued interest from its Tier 2 Convertible Subordinated Notes into 22,889 shares of the Company’s common stock. The Company has $3,939,000 and $131,000 outstanding of the Tier 1 and Tier 2 Convertible Subordinated Notes, respectively as of December 31, 2016. See Note 13 for conversions subsequent to March 31, 2017.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 7 – LONG-TERM DEBT  (Continued)

Convertible Subordinated Notes Payable (Conitinued)

The Convertible Subordinated Notes contained a repricing provision that was triggered on the Tier 2 notes by a private placement of common stock on March 31, 2017 to a director and stockholder of the Company. The conversion rate on the Tier 2 Convertible Subordinated Notes was reduced from $9.65 per share of common stock to $5.98 per share of common stock. The repricing provision of the Tier 2 Convertible Subordinated Notes will increase the number of potential shares outstanding from 8,912 to 14,381.

Convertible Unsecured Notes Payable

The Company received advances totaling $6,484,000 and $5,970,000 from directors and stockholders of the Company as of March 31, 2017 and December 31, 2016, respectively. The advances are evidenced by Convertible Unsecured Note (“Convertible Unsecured Notes”) to directors and stockholders of the company. The notes can be converted into common stock at a conversion price of $15.00 and have a maturity date of September 30, 2022. The Convertible Unsecured Notes incur interest, payable upon maturity at 5% per annum on the principal amount. The Convertible Unsecured Notes contain a repricing provision, such that if the Company issues shares of its common stock at a price per share lower than the conversion price, then the conversion price shall be reduced to an amount equal to such consideration. The agreement further stipulates that the directors and stockholders of the Company may convert and sell up to 2,500 of these shares per week so long as the trading price per share of common stock is above $19.50.

A beneficial conversion feature discount of $1,097,317 was recorded for the Convertible Unsecured Notes as of December 31, 2016. The unamortized balance of the beneficial conversion feature discount amounted to $970,317 and $987,423 as of March 31, 2017 and December 31, 2016, respectively. The beneficial conversion feature discount is being amortized as interest expense over the terms of the Convertible Unsecured Notes using the effective interest method with an imputed interest rate of 8.03%.

As of March 31, 2017 and December 31, 2016, the Convertible Unsecured Notes issued total $5,513,683 and $4,982,577, respectively, net of the beneficial conversion feature. Accrued interest as of March 31, 2017 and December 31, 2016 amounted to $149,910 and $71,776, respectively. As of March 31, 2017 and December 31, 2016 no Convertible Unsecured Notes were converted. See Note 13 for conversions subsequent to March 31, 2017.

The Convertible Unsecured Notes contained a repricing provision that was triggered by a private placement of common stock on March 31, 2017 to a director and stockholder of the Company. The conversion rate was reduced from $15.00 per share of common stock to $5.98 per share of common stock. The repricing provision of the Convertible Unsecured Notes will increase the number of potential shares outstanding from 432,267 to 1,084,281.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 7 – LONG-TERM DEBT  (Continued)

Convertible Unsecured Notes Payable (Continued)

Annual principal maturities of long-term debt are as follows:

Years ending December 31,	March 31, 2017	December 31, 2016
2017	$22,376,147
2018	3,168,013
2019	1,900,500
2020	—
2021	—
Thereafter	10,229,980
Total	37,674,640	37,837,861
Less: amounts representing imputed interest	(451,176)	(793,502)
Less: amounts representing deferred issuance costs	(32,903)	(46,548)
Less: amounts representing beneficial conversion feature	(3,935,885)	(4,273,831)
	33,254,676	32,723,980
Notes payable due to related party	(1,250,000)	—
Less: current portion notes payable, net of discounts and deferred loan costs	(20,666,189)	(20,315,081)
Long-term portion convertible notes payable, net of discounts	6,269,974	5,737,184
Long-term portion notes payable due to related party, net of discounts	$5,068,513	$6,671,714

NOTE 8 – CAPITAL SUBLEASE OBLIGATION

On December 27, 2013, the Company entered into a noncancelable long term capital sublease agreement with a related party for its manufacturing facility in Shreveport, Louisiana with an aggregate cost of $7,500,000, which is based on the recent selling price of the property. The imputed interest under the capital sublease amounted to 26.4%. Initial sublease payments are waived until the earlier of the start of production or August 1, 2015, after which sublease payments of $249,344 are payable monthly. The capital sublease payments increase by 3% on each 10 year anniversary of the sublease commencement date. The sublease expires on December 27, 2038 and includes two 25 year options to extend.

The Company recognized $656,280 and $743,329 in interest expense under this sublease agreement for the three months ended March 31, 2017 and December 31, 2016, respectively, which is included in current and long term interest payable on the accompanying balance sheets at March 31, 2017 and December 31, 2016.

On July 31, 2015, the Company entered into an amendment to the capital sublease agreement. The amendment abated the monthly sublease payments of $249,344 from August 1, 2015 through January 1, 2016. Monthly payments for the period February 1, 2016 through July 31, 2016 were deferred and payable in full on August 1, 2016 under the amendment. As a result of the sublease amendment, the Company recorded an adjustment to reduce the capital sublease obligation and the respective facility under capital sublease by $1,477,323, which represents the change in the present value of the amended minimum lease payments in accordance with FASB ASC Subtopic 840-30-35, Capital Leases.

On November 17, 2016, the Company entered into a second amendment to the capital sublease agreement. The amendment converted accrued sublease payments of $2,742,781 and accrued and common area maintenance charges, property taxes, insurance (“lease charges”), late fees and interest of $4,812,806 into 435,036 shares of the Company’s Series C Convertible Preferred Stock and a warrant to purchase 25,000 shares of the Company’s common

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 8 – CAPITAL SUBLEASE OBLIGATION (Continued)

stock. The Series C Convertible Preferred Stock convert into an equal number of shares of the Company’s common stock. The conversion prepaid the December 1, 2016 sublease payment and lease charges. The aggregate fair value attributed to these detachable warrants was $224,600 at the grant date. See Note 9 for additional information regarding the warrants.

The November 17, 2016 amendment will also convert projected sublease payments of $2,992,125 and projected lease charges of $598,324 into 96,380 shares of the Company’s Series D Convertible Preferred Stock, which convert into an equal number of shares of the Company’s common stock. This conversion was effective January 1, 2017 and will prepay the sublease payments and lease charges through December 31, 2017. As a result of the second sublease amendment, the Company recorded an adjustment to increase the capital sublease obligation and the respective facility under capital sublease by $272,465, which represents the change in the present value of the amended minimum lease payments in accordance with FASB ASC Subtopic 840-30-35, Capital Leases.

For the three months ended March 31, 2017 and 2016, the Company incurred common area maintenance charges, property tax, and insurance expense of $149,581 and $266,533, respectively.

Future minimum sublease payments under the noncancelable capital sublease are as follows:

Years ending December 31,
2017	$2,992,125
2018	2,992,125
2019	2,992,125
2020	2,992,125
2021	2,992,125
Thereafter	52,857,085
Total minimum sublease payments	67,817,710
Less: amount representing interest	(61,522,568)
$6,295,142

Facility under capital sublease as of March 31, 2017 and December 31, 2016, is $6,295,142 and $6,295,142, respectively. Accumulated depreciation as of March 31, 2017 and December 31, 2016, is $874,974 and $812,673, respectively.

NOTE 9 – WARRANTS AND WARRANTS LIABILITY

The Company follows FASB ASC Subtopic 815-40, Contract in An Entity’s Own Equity, as it relates to outstanding warrants.

In connection with the Shreveport Business Park, LLC second capital sublease amendment, which occurred on November 17, 2016, the Company issued a warrants to purchase 25,000 shares of common stock at an exercise price of $20.00 per share. These warrants are exercisable, in whole or in part at any time up until the expiration of the warrant agreement at November 17, 2021. The aggregate fair value attributed to these warrants was $224,600 at the grant date. These warrants are classified as equity in the accompanying balance sheets.

The fair value for the warrants issued was calculated using the Black-Scholes model with the following assumptions:

Dividend yield	0.00%
Volatility	85.00%
Risk free interest rate	1.72%
Expected life	5 years

As of March 17, 2017 and December 31, 2016, none of the warrants had been exercised.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 9 – WARRANTS AND WARRANTS LIABILITY (Continued)

In May 2016, as consideration for a personal guaranty in the amount of $5,000,000 given by a director and stockholder of the company to induce a credit card processor to release $4,000,000 of reserved funds, the Company issued warrants to purchase 58,824 shares of common stock at an exercise price of $17.00 per share. These warrants are exercisable, in whole or in part at any time up until the expiration of the warrant agreement in May, 2021. The aggregate fair value attributed to these warrants was $820,360 at the grant date. These warrants are classified as equity in the accompanying balance sheets.

The fair value for the warrants issued was calculated using the Black-Scholes model with the following assumptions:

Dividend yield	0.00%
Volatility	82.00%
Risk free interest rate	1.00%
Expected life	5 years

As of March 31, 2017 and December 31, 2016, none of the warrants had been exercised.

In connection with the November 2015 Regulation A stock offering of 1,410,048 shares of the Company's common stock at a price of $ 12.00 per share, the Company issued an aggregate of warrants to purchase 21,408 shares of common stock at an exercise price of $12.00 per share to the intermediary technology platform provider. 10,708 of the warrants expire 3 years from the grant date and 10,700 of the warrants expire 7 years from the grant date. These warrants contain provisions that protect holders from a decline in the issue price of the Company’s common stock (“down-round” provision). Due to these down-round provisions, the Company accounted for these warrants as liabilities instead of equity in the accompanying balance sheets. The Company will revalue the fair value adjustment of this derivative instrument at each reporting period. As of March 31, 2017 and December 31, 2016 the fair value of the derivative instrument was $14,639 and $25,540, respectively.

The March 31, 2017 fair value for the warrants issued was calculated using the Monte Carlo Simulation model with the following assumptions:

Dividend yield	0.00%
Volatility	81.00% - 83%
Risk free interest rate	1.21% - 2.04%
Expected life	2 - 6 years

The December 31, 2016 fair value for the warrants issued was calculated using the Monte Carlo Simulation model with the following assumptions:

Dividend yield	0.00%
Volatility	80.00% - 83.00%
Risk free interest rate	1.20% - 2.09%
Expected life	2 - 6 years

As of December 31, 2016, 18,384 warrants were exercised using the cashless conversion option, resulting in the Company issuing an additional 8,012 shares of common stock. As of March 31, 2017, no additional warrants had been exercised. On March 31, 2017, the Company issued common stock in a private placement offering to a director and stockholder of the Company. The common stock was issued at $5.98 per share. The issuance triggered the “down-round” provision in the outstanding warrants, and reduced the exercise price from $12.00 per share to $5.98 per share.

In connection with the private placement of the Convertible Subordinated Secured Notes, which occurred through December 17, 2015, the Company issued an aggregate of warrants to purchase 83,621 shares of common stock at an exercise price of $7.18 per share, and 3,534 shares of common stock at an exercise price of $11.58 per share. These warrants expire December 2020. These warrants contain provisions that protect holders from a decline in the issue price of the Company’s common stock (“down-round” provision). Due to these down-round provisions,

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 9 – WARRANTS AND WARRANTS LIABILITY (Continued)

the Company accounted for these warrants as liabilities instead of equity in the accompanying balance sheets. The Company will revalue the fair value adjustment of this derivative instrument at each reporting period. As of March 31, 2017 and December 31, 2016 the fair value of the derivative instrument was $457,197 and $813,293, respectively.

The March 31, 2017 fair value for the warrants issued was calculated using the Monte Carlo Simulation model with the following assumptions:

Dividend yield	0.00%
Volatility	80.00% - 81.00%
Risk free interest rate	1.64%
Expected life	4 years

The December 31, 2016 fair value for the warrants issued was calculated using the Monte Carlo Simulation model with the following assumptions:

Dividend yield	0.00%
Volatility	81.00%
Risk free interest rate	1.68%
Expected life	5 years

As of March 31, 2017 and December 31, 2016, none of the warrants had been exercised. On March 31, 2017, the Company issued common stock in a private placement offering to a director and stockholder of the Company. The common stock was issued at $5.98 per share. The issuance triggered the “down-round” provision in the outstanding warrants, and reduced the exercise price of the Tier 1 and Tier 2 from $7.18 and $11.58, respectively, per share to $5.98 per share.

Below is a summary of warrants outstanding at March 31, 2017 and December 31, 2016:

	Number of Shares	Weighted average exercise price	Weighted average remaining contractual term
Balance at January 1, 2016	1,983,463	5.67	9.3
Issued	96,478	17.12	5.2
Exercised	(18,384)	12.00
Expired/Forfeited	—	—	—
Balance at December 31, 2016	2,061,557	6.15	8.1
Granted	—	—	—
Exercised	—	—	—
Expired/Forfeited	—	—	—
Valuation adjustment	23,134	5.98	3.7
Balance at March 31, 2017	2,084,691	6.08	7.9

NOTE 10 – COMMON STOCK

The Company filed an offering statement pursuant to Regulation A of the Securities Act of 1933, which was qualified by the Securities and Exchange Commission on November 20, 2015. The Company offered a minimum of 1,050,000 shares of common stock and a maximum of 2,090,000 shares of common stock on a “best efforts” basis, at a price of $12.00 per share. The offering was authorized to continue until the earlier of March 31, 2016 (which could have been extended at the Company’s option) or the date when all shares have been sold.

On February 16, 2016, the Company closed the Regulation A offering, after issuing 1,410,048 shares of common stock for $15,819,993, net of offering costs of $1,110,583 of which $207,175 is related to the issuance of warrant liabilities as further discussed in Note 9 above and is included in the issuance of stock warrants on the Statement of Stockholders Equity.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 10 – COMMON STOCK (Continued)

In June 2016, the Company issued an additional 63,000 shares of common stock in connection with a private placement for proceeds of $1,069,160.

On March 31, 2017, the Company issued common stock in a private placement offering to a director and stockholder of the Company. The common stock was issued at $5.98 per share.

As of March 31, 2017 the Company issued an additional 237,574 shares of common stock in connection with the conversion of the convertible subordinated secured notes payable as further discussed in Note 7 above.

As of March 31, 2017 the Company issued an additional 27,833 shares of common stock in connection with the exercise of warrants issued in connection with the Regulation A offering as further discussed in Note 9 above.

Stock Options

At the May 23, 2016 annual shareholder meeting, shareholders approved the adoption of the 2016 Incentive and Nonstatutory Stock Option Plan, which was adopted, subject to shareholder approval, by the board of directors on April 25, 2016. The plan permits the granting of options to purchase up to 2,000,000 shares of common stock. During October 2016, the Company awarded 510,380 options to certain Company personnel, and directors. Stock options granted vest equally over a three year period. Director options are exercisable once the vesting date has occurred, and Company personnel options are exercisable once production begins. All options expire seven years from the award date and have an exercise price of $19.68 share. As of December 31, 2016, 121,380 options were forfeited. There have been no additional shares granted for forfeited during the three months ended March 31, 2017.

The fair value for the options granted was calculated using the Black-Scholes model with the following assumptions:

Dividend yield	0.00%
Volatility	70.00%
Risk free interest rate	1.11%
Expected life	4.5 years

The total employee and director stock-based compensation recorded as operating expenses was $351,379 for the three months ended March 31, 2017. There was no stock-based compensation expense recorded for the three months ended March 31, 2016. At March 31, 2017 there was $3,623,302 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over the next three years.

	Number of Shares	Weighted average exercise price	Weighted average remaining contractual term
Balance at January 1, 2016	—	—	—
Granted	510,380	19.85	2.8
Exercised	—	—	—
Expired/Forfeited	(121,380)	19.85	—
Balance at December 31, 2016	389,000	19.85	2.8
Granted	—	—	—
Exercised	—	—	—
Expired/Forfeited	—	—	—
Balance at March 31, 2017	389,000	19.85	2.8

Vested and exercisable at March 31, 2017	—	—	—
Vested and exercisable at December 31, 2016	—	—	—

The Company currently uses authorized and unissued shares to satisfy share award exercises.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 10 – COMMON STOCK (Continued)

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance consists of the following at March 31, 2017:

Common stock warrants outstanding - related parties	1,971,378
Common stock warrants outstanding	113,313
Common stock options outstanding under the 2016 Plan	389,000
Authorized for future grant or issuance under the 2016 Plan	1,489,620
Convertible notes payable - related party	1,411,204
Convertible notes payable	299,495
Series C Convertible Preferred Stock	435,036
Series D Convertible Preferred Stock	96,380
6,205,426

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Litigation

In management’s opinion, the Company is not currently involved in any legal proceedings, which, individually or in the aggregate, could have a material effect on its financial condition, operations and/or cash flows.

Sales Discounts

The Company provides a sales discount for nonrefundable deposit customers of up to 50% of the nonrefundable deposit, up to $500 per deposit. The deposit will be applied toward the purchase of the vehicle at the time of the customer purchase. No liability has been recorded for the nonrefundable deposit sales discount since revenues have not commenced and the utilization cannot be reasonably estimated at this time. Future committed sales discounts offered amounted to approximately $12,249,000 and $12,120,000 as of March 31, 2017 and December 31, 2016, respectively.

Sales Commitments

In August 2016, an offer was circulated that until the Company reached 65,000 total reservations, non-refundable reservation holders will receive a locked price of $7,300, exclusive of destination/deliver charges, taxes, title, registration, and options/installation. As a special incentive if non-refundable reservation holders make a binding purchase commitment the locked price is reduced to $7,000. As of March 31, 2017, the Company has received 65,255 total reservations, of which 36,435 have received the locked price of $7,300 and 21,204 have made a binding purchase commitment and have received the locked price of $7,000.

Creation of New Jobs

Among the terms of the Company’s purchase agreement with Racer was an agreement to use and develop the property so as to create at least 1,500 new jobs. The Company agreed that if it had not created 1,500 new jobs by February 28, 2016, it would pay Racer $5,000 for each full-time, permanent direct job that fell below the required number. On March 17, 2015, the Company entered into the second amendment and extended the deadline of this agreement to July 1, 2017. At December 31, 2016, the Company record an accrued liability of $7,500,000. The expense is included in general and administrative expenses in the Statement of Operations.

NOTE 12 – RELATED PARTY TRANSACTIONS

In May 2016, the Company granted an option to purchase 58,824 shares of common stock at an exercise price of $17.00 per share to a director and stockholder of the Company. The shares were granted in consideration of the personal guaranty in the amount of $5,000,000 given by the director to induce a credit card processor to release $4,000,000 of reserved funds. The options had a fair value of $820,340 as of the grant date as discussed in Note 9 above.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 12 – RELATED PARTY TRANSACTIONS (Continued)

On March 31, 2017, the Company issued 33,445 shares of common stock in a private placement offering to a director and shareholder of the Company at $5.98 per share.

As of March 31, 2017, several directors and stockholders have advanced the Company $6,484,000 as evidenced by Convertible Unsecured Notes. The notes can be converted into common stock at an original conversion price of $15.00 per share and contain a repricing provision. The March 31, 2017 private placement of the Company’s common stock to a director and shareholder of the company for $5.98 per share triggered the repricing provision, and the notes can be converted into common stock at a conversion provision of $5.98 per share. See Note 7 above for additional discussion on the repricing provision. See Note 13 for conversions subsequent to year end.

During 2016, several employees advanced the Company $75,155. The amount was outstanding at December 31, 2016 and March 31, 2017. The advance will be repaid during 2017.

NOTE 13 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred through May 12, 2017, and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements except as discussed below.

On May 5, 2017, the Company issued 33,445 shares of common stock in a private placement offering to a director and shareholder of the Company at $5.98 per share. The common stock was issued at $5.98 per share.

Subsequent to year end, the Company has converted $1,955,000 of principal and $174,095 of accrued interest on the Convertible Subordinated Notes into 399,799 shares of the Company’s common stock at a conversion price of $5.98. This amount was converted by a director and stockholder of the Company. As of the date of this filing there were $1,704,980 outstanding of the Tier 1 and $86,000 outstanding of the Tier 2 Convertible Subordinated Secured Notes. The Company has also converted $6,484,000 of principal and $165,219 of accrued interest from its Convertible Unsecured Notes into 1,111,910 shares of common stock at a conversion price of $5.98 per share. This amount was converted by directors and stockholders of the Company. As of the date of this filing there were no Convertible Unsecured Notes outstanding.

Shares

Elio Motors, Inc.

Common Stock

PROSPECTUS

Until            , 2017 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and The NASDAQ Global Market listing fee.

Amount
Securities and Exchange Commission registration fee		$11,590
FINRA filing fee		15,500
NASDAQ Global Market listing fee			*
Accountants’ fees and expenses			*
Legal fees and expenses			*
Blue sky fees and expenses			*
Transfer agent’s fees and expenses			*
Printing and engraving expenses			*
Miscellaneous expenses			*
Total	$		*
*	To be provided by amendment.
Item 14.	Indemnification of Directors and Officers.

Our certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL, which prohibits our certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or our stockholders;
•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•	unlawful payment of dividends or unlawful stock repurchases or redemptions; or
•	any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation and amended and restated bylaws also provide that if Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our certificate of incorporation and amended and restated bylaws also provide that we shall have the power to indemnify our employees and agents to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our amended and restated bylaws would permit indemnification. We have obtained directors’ and officers’ liability insurance.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our certificate of incorporation and bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions in our certificate of incorporation, bylaws, and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.

The above description of the indemnification provisions of our certificate of incorporation, our amended and restated bylaws and our indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which is filed as an exhibit to this prospectus.

The limitation of liability and indemnification provisions in our certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

Set forth below is information regarding unregistered securities issued by us within the last three years. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

Date	Persons or Class of Persons	Securities	Consideration
July 2014	Principals of Black Swan, LLC(1)	62,500 shares of common stock	Services valued at $375,000
December 2014	Kenneth Way and James Holden	15,000 shares of common stock	$150,000
December 2014	Stuart Lichter(1)	Option to purchase shares equal to 5% ownership for $7,500,000 (the “5% Option”)	Making loans to Company
June 2015	Stuart Lichter(1)	Option to purchase shares equal to 2% ownership for $3,000,000 (the “2% Option)	Making loan to Company
March 2015 to December 2015	Accredited investors(2)	Convertible subordinated secured promissory notes due September 30, 2022 (the “Convertible Notes”)	$5,341,560
December 2015	Designees of Network 1 Financial Securities, Inc.(1)	Warrants to purchase a total of 83,621 shares of common stock at $7.18 per share and 3,534 shares at $11.58 per share.	Placement agent services in connection with the offering of Convertible Notes
November 2015 to February 2016	Accredited and non-accredited investors(3)	1,410,048 shares of common stock	$16,920,576
December 2015 to February 2016	StartEngine CrowdFunding Inc., WhoYouKnow, LLC and Benjamin Bakshi(1)	Warrants to purchase a total of 21,400 shares of common stock at $12.00 per share	Services provided in connection with Regulation A offering
March 2016 to July 2017	Holders of the Convertible Notes(2)	625,947 shares of common stock	Conversion of $3,845,311 in principal and interest of the Convertible Notes

Date	Persons or Class of Persons	Securities	Consideration
March to June 2016	StartEngine Crowdfunding Inc. and WhoYouKnow, LLC(1)	8,012 shares of common stock	Cashless exercise of warrants
May 2016	Stuart Lichter(1)	Option to purchase 58,824 shares of common stock at $17.00 per share	Providing guaranty to PayPal
May 2016	Stuart Lichter(1)	Option to purchase 1,887,554 shares of common stock at $5.56 per share	Replaces 5% and 2% Options
May and June 2016	3 accredited investors(1)	63,000 shares of common stock	$1,071,000
September 2016 to March 2017	Stuart Lichter, James Holden and Kenneth Way(1)	Convertible unsecured promissory notes due September 30, 2022	$6,484,000
November 2016	Shreveport Business Park, LLC(1)	Warrant to purchase 25,000 shares of common stock at $20.00 per share and 435,036 shares of Series C Preferred Stock	Forgiveness of rent and related charges in the amount of $12,625,047
January 2017	Shreveport Business Park, LLC(1)	96,380 shares of Series D Preferred Stock	Forgiveness of rent and related charges in the amount of $3,590,449
March 2017 to July 2017	Stuart Lichter(1)	152,174 shares of common stock	$910,000
(1)	We relied upon the exemption from registration contained in Section 4(2) of the Securities Act, as all of the investors were deemed to be sophisticated with respect to the investment in the securities due to their financial condition and involvement in the registrant’s business and had access to the kind of information which registration would disclose.
(2)	We relied upon the exemption from registration contained in Rule 506(c) of Regulation D under the Securities Act, as the securities were sold only to accredited investors.
(3)	We relied upon the exemption from registration contained in Regulation A under the Securities Act and filed an offering statement which was qualified on November 20, 2015.

Unless otherwise noted, no underwriters or placement agents were used and no commissions were paid in the above stock transactions. Except for the shares sold pursuant to Regulation A, restrictive legends were placed on the certificates evidencing the securities issued in all of the above transactions.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits. The list of exhibits is set forth under “Exhibit Index” at the end of this registration statement and is incorporated by reference herein.

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on this 3rd day of August, 2017.

ELIO MOTORS, INC.

By:	/s/ Paul Elio
Paul Elio
Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of Elio Motors, Inc., hereby severally constitute and appoint Paul Elio and Connie Grennan, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments to this Form S-1 registration statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

This registration statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ Paul Elio	Chief Executive Officer and Director (Principal Executive Officer)	August 3, 2017
Paul Elio

/s/ Connie Grennan	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 3, 2017
Connie Grennan

/s/ Hari Iyer	Director	August 3, 2017
Hari Iyer

/s/ James Holden	Director	August 3, 2017
James Holden

/s/ Stuart Lichter	Director	August 3, 2017
Stuart Lichter

/s/ David C. Schembri	Director	August 3, 2017
David C. Schembri

/s/ Kenneth L. Way	Director	August 3, 2017
Kenneth L. Way

Exhibit Index

Exhibit Number	Description	Incorporated by Reference	Filed Herewith
1.1*	Form of Underwriting Agreement
3.1	Certificate of Incorporation		X
3.2	Second Amended and Restated Bylaws		X
4.1*	Specimen Common Stock Certificate
4.2	Form of Convertible Subordinated Secured Note due September 30, 2022	Exhibit 3.1 to the Issuer’s Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
4.3	Form of Registration Rights Agreement with holders of Convertible Subordinated Secured Note due September 30, 2022	Exhibit 3.2 to the Issuer’s Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
4.4	Form of Pledge and Security Agreement with collateral agent for holders of Convertible Subordinated Secured Note due September 30, 2022	Exhibit 3.3 to the Issuer’s Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
4.5	Form of StartEngine Common Stock Purchase Warrant	Exhibit 3.4 to the Issuer’s Offering Statement on Form 1-A/A filed October 21, 2015 (File No. 024-10473)
4.6	Common Stock Purchase Warrant issued to Shreveport Business Park, LLC	Exhibit 3.5 to Issuer’s Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
4.7	Series C Preferred Stock Certificate of Designations		X
4.8	Registration Rights Agreement with Shreveport Business Park, LLC dated November 17, 2016		X
4.9	Series D Preferred Stock Certificate of Designations		X
5.1*	Opinion of Duane Morris LLP
5.2*	Opinion of Doida Law Group LLC
10.1	Loan and Security Agreement with GemCap Lending I, LLC dated February 28, 2013	Exhibit 6.1 to the Issuer’s Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
10.2	Loan Agreement Schedule with GemCap Lending I, LLC dated February 28, 2013	Exhibit 6.2 to the Issuer’s Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
10.3	Continuing Guarantee from Stuart Lichter dated February 28, 2013	Exhibit 6.3 to the Issuer’s Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
10.4(i)	Amendment Number 4 to the Loan and Security Agreement and to the Loan Agreement Schedule with CH Capital Lending, LLC dated August 1, 2014	Exhibit 6.4(i) to the Issuer’s Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
10.4(ii)	Fourth Amended and Restated Secured Promissory Note (Term Loan) to CH Capital Lending, LLC dated August 1, 2014	Exhibit 6.4(ii) to the Issuer’s Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
10.5	Forbearance Agreement with CH Capital Lending, LLC dated July 31, 2015	Exhibit 6.5 to the Issuer’s Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)

Exhibit Number	Description	Incorporated by Reference	Filed Herewith
10.6	Promissory Note to Revitalizing Auto Communities Environmental Response Trust dated February 28, 2013	Exhibit 6.6 to the Issuer’s Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
10.7	Security Agreement with Revitalizing Auto Communities Environmental Response Trust dated February 28, 2013	Exhibit 6.7 to the Issuer’s Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
10.8	First Amendment to Promissory Note with Revitalizing Auto Communities Environmental Response Trust dated March 17, 2015	Exhibit 6.8 to the Issuer’s Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
10.9	Lease with Shreveport Business Park, LLC dated December 27, 2014	Exhibit 6.9 to the Issuer’s Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
10.10	First Amendment to Lease with Shreveport Business Park, LLC dated July 31, 2015	Exhibit 6.10 to the Issuer’s Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
10.11	Promissory Note to Stuart Lichter dated March 6, 2014	Exhibit 6.13 to the Issuer’s Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
10.12	Promissory Note to Stuart Lichter dated May 30, 2014	Exhibit 6.14 to the Issuer’s Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
10.13	Secured Promissory Note to Stuart Lichter dated June 19, 2014	Exhibit 6.15 to the Issuer’s Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
10.14	First Amendment to Secured Promissory Note to Stuart Lichter dated July 20, 2015	Exhibit 6.16 to the Issuer’s Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
10.15	Option Agreement with Stuart Lichter dated as of December 15, 2014	Exhibit 6.17 to the Issuer’s Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
10.16	Option Agreement with Stuart Lichter dated as of June 29, 2015	Exhibit 6.18 to the Issuer’s Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
10.17#	2016 Incentive and Nonstatutory Stock Option Plan	Exhibit 6.17 to the Issuer’s Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
10.18	Form of Personal Continuing Guaranty from Stuart Lichter	Exhibit 6.18 to the Issuer’s Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
10.19	Option Agreement with Stuart Lichter dated as of May 10, 2016	Exhibit 6.19 to the Issuer’s Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
10.20	Amendment to Option Agreements with Stuart Lichter dated effective as of May 2016	Exhibit 6.20 to the Issuer’s Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
10.21	Independent Contractor Consulting Agreement with Hari Iyer dated June 1, 2016	Exhibit 6.21 to the Issuer’s Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)

Exhibit Number	Description	Incorporated by Reference	Filed Herewith
10.22	Loan Extension Agreement with Stuart Lichter dated September 21, 2016	Exhibit 6.24 to the Issuer’s Semiannual Report for the period ended June 30, 2016 on Form 1-SA filed September 22, 2016 (File No. 24R-00009)
10.23	Form of Convertible Unsecured Notes due September 30, 2022 for advances by directors	Exhibit 6.23 to the Issuer’s Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
10.24	Loan Extension Agreement with CH Capital Lending, LLC dated as of November 10, 2016	Exhibit 6.24 to the Issuer’s Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
10.25	Second Amendment to Lease Agreement with Shreveport Business Park, LLC dated November 17, 2016	Exhibit 6.25 to the Issuer’s Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
10.26	Forbearance Agreement with RACER Trust dated December 1, 2016	Exhibit 6.26 to the Issuer’s Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
10.27	Forbearance Agreement with RACER Trust dated March 1, 2017	Exhibit 6.27 to the Issuer’s Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
10.28	Loan Extension Agreement with Stuart Lichter dated April 19, 2017	Exhibit 6.28 to the Issuer’s Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
10.29	Second Loan Extension Agreement with CH Capital Lending, LLC dated April 27, 2017	Exhibit 6.29 to the Issuer’s Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
10.30	Forbearance Agreement with RACER Trust dated May 31, 2017	Exhibit 6.1 to Issuer’s Current Report on Form 1-U filed June 7, 2017 (File No. 24R-00009)
10.31	Third Amendment to Purchase and Sale Agreement with Racer Properties LLC dated May 31, 2017	Exhibit 6.2 to Issuer’s Current Report on Form 1-U filed June 7, 2017 (File No. 24R-00009)
10.32	Form of Indemnification Agreement with officers and directors		X
10.33	Forbearance Agreement with RACER Trust dated July 1, 2017		X
14.1	Code of Business Conduct and Ethics of the Registrant		X
23.1	Consent of Eide Bailly LLP, independent registered public accounting firm		X
23.2*	Consent of Duane Morris LLP (included in Exhibit 5.1)
23.3*	Consent of Doida Law Group LLC (included in Exhibit 5.2)
24.1	Power of Attorney (included on the signature page hereto)		X
*	To be filed by amendment.
#	Indicates a management contract or compensatory plan or arrangement.